Policies to Prevent the Misuse of Material, Nonpublic Information

MIS has the following policies to prevent the misuse of material, nonpublic information.

1. Moody's Corporation Code of Business Conduct (October 2022)
2. Moody's Investors Service Code of Professional Conduct (February 10, 2023)
3. Moody's Corporation Code of Ethics for Chief Executive and Senior Financial Officers (November 23, 2010)
4. MIS – MA Separation Policy (July 5, 2022)
5. Confidential Information and Material Non-Public Information (February 15, 2024)
6. Securities Trading Policy (February 15, 2024)
7. Policy on Communication of Public Rating Actions (December 14, 2020)
8. Independence of Ratings and Disclosure of Affiliations of Moody's Directors and Shareholders with Rated Entities – Policy (March 6, 2024)
9. Policy for Rated Entity Notification (January 1, 2021)
10. Policy for Sovereign Ratings (May 19, 2022)



Code of Business Conduct

OCTOBER 2022

MOODY'S

The Code is a statement of guiding principles and policies for individual and business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment. Rights as an employee and the Company's rights as an employer are governed by the laws of the jurisdiction of employment, the work rules of your employing unit, and your individual written employment contract, if any. In the United States and certain other countries, employment by the Company is employment at will, unless agreed upon otherwise in an express, written employment agreement. Employment at will means that the employee may terminate their employment at any time, for any reason or no reason at all, and the Company may terminate employment at any time, for any legal reason or no reason at all, but not for an unlawful reason. Where employment is at will, no oral representation by any Moody's employee with respect to continued employment can alter this relationship. Where a local jurisdiction's laws contain mandatory requirements that differ from the provisions of this Code, that jurisdiction's laws prevail for employees based in that jurisdiction. In the event that any provision of this Code conflicts with any provision in your individual written employment contract, the provisions in your individual written employment contract will prevail. In addition, to the extent that Moody's adopts or revises any policies that are more restrictive than this Code, the provisions in those policies will prevail.

From Rob Fauber



For more than a century, Moody's employees have proudly upheld the company's worldwide reputation for high standards of business conduct. An essential aspect of Moody's success is our collective commitment to operating in an ethical and lawful manner to maintain the integrity of our business. Moody's Code of Business Conduct, which has been approved by our Board of Directors, sets forth the guiding principles we expect each employee and member of the Board to follow. Although no Code can anticipate every specific problem you may face or cover every applicable law, by providing you with these guiding principles and illustrative examples, the Code is designed to assist you in identifying and resolving troublesome issues, as well as to advise you where to go for help and advice.

It is the responsibility of each employee to abide by the Code and to raise awareness of problems that may undermine the company's integrity. Moody's managers and Board members have the additional responsibility of fostering a culture in which compliance with applicable laws and Moody's policies is at the core of our business activities. At Moody's, the views of each employee matter, and we expect employees to demonstrate high standards of personal integrity in all their interactions. By following the principles contained in the Code, Moody's employees help sustain a work environment that is open, inclusive and fair for all. If you have a question or concern about what is proper conduct for you or anyone else, please raise it through one of the many channels offered to you in the Code. Reports of violations will be treated confidentially to the extent possible, and no person who reports a possible violation in good faith will be subject to retaliation.

Please carefully review Moody's Code of Business Conduct and keep it handy for consultation. Be aware that certain provisions may have changed since the last version of the Code was issued. I trust that each of you will accept the personal responsibility to live up to Moody's values and abide by the principles described in the Code. Thank you for continuing to do your part.

Robert Fauber
President & Chief Executive Officer
Moody's Corporation

Contents

39

How We Act with Integrity in the Global Community

45

Code Administration

46

Key Contact Information



Moody's has built a reputation for the highest standards of integrity and responsibility.

Overview

For more than a century, Moody's has built a reputation for the highest standards of integrity and responsibility. It is the duty of each of us to uphold and enhance the Company's standing in the global community. We owe that duty to ourselves, as well as to our fellow employees and directors, Moody's stockholders and customers, and everyone with whom we do business.

This Code of Business Conduct (the "Code") is designed to help all Moody's employees and directors understand how to apply these principles in daily business activities. The Code confirms the basic elements of honesty, integrity, good judgment and professionalism that all Moody's employees and directors are expected to observe. All employees and directors are expected to comply with the principles set forth in this Code.

Complying with Applicable Laws

First and foremost, it is our to duty, at all times, to comply with all laws and regulations that apply to our business. You must not take any action on behalf of Moody's Corporation or its subsidiaries that violates any law or regulation. Not only is this important in order to avoid the consequences of legal violations that can include heavy fines, jail terms, expensive lawsuits, and termination of your employment, it is also good business practice.

Observing Ethical Business Standards

As a Moody's employee or director, you must strive to maintain the highest standards of personal ethics and integrity in your dealings on behalf of Moody's. At a minimum, this means complying with the principles and policies articulated in this Code, and upholding Moody's core values.

Moody's Core Values



Rigorous

We are Rigorous – Our intellectual excellence sets us apart. We approach our work with the greatest care and hold ourselves to the highest standard, every day, because we know our work has impact.



Collaborative

We are Collaborative – We work across boundaries to bring the right ideas, people and resources together to deliver the best outcomes and adapt to a changing marketplace.



Principled

We are Principled – We are united by a determination to act with integrity and make a positive impact on the global economy and in our local communities.



Inclusive

We are Inclusive – We believe that diverse viewpoints lead to better decisions. Everyone's opinion matters and everyone's contributions are valued.



Forward Thinking

We are Forward-Thinking – Staying relevant in a changing world means looking to tomorrow with curiosity, optimism and energy. Our passion, collective imagination and intellect open the door to a better future for our customers, our communities and the environment.

Scope of Code

The Code describes some of the laws and policies that are most likely to affect the work of Moody's employees and, in certain instances, Moody's directors. In some cases, Moody's expectations go beyond what the law requires or permits. The Code should alert you to significant legal and ethical issues that may arise in your job. If you are in doubt about an issue or about the best course of action in a particular situation, please consult your manager, another senior manager, a member of the People Team, a representative of Moody's Internal Audit or Compliance departments, or an attorney in Moody's Legal department. Problems can usually be minimized by seeking advice sooner rather than later, when they may become harder to address.

Moody's has implemented policies concerning legal and ethical behavior in various areas. The purpose of the Code is not to supersede those policies, but to provide a summary of Moody's policies and expectations in certain areas. Employees should read the Code together with our other policies.

The Code and the Company's policies are available on Moody's internal website for employees. The Code may be revised from time to time, and the most recent, controlling version will always be available on Moody's intranet. Employees and directors are responsible for reviewing and understanding the Code and all policies that apply to them and their activities.



You must strive to maintain the highest standards of personal ethics and integrity in your dealings on behalf of Moody's.

No business transaction or other activity that violates the Code or other company policies will be tolerated.

The Code cannot cover all the legal requirements of each jurisdiction in which we do business. Because Moody's Corporation is a U.S. corporation, particular attention is given to U.S. legal requirements. This Code, however, applies to all employees and directors of Moody's Corporation and all employees of its wholly-owned subsidiaries worldwide, including part-time and limited duration employees. The terms "Moody's" and "the Company" are used in this Code to refer to Moody's Corporation and its wholly-owned subsidiaries.

The term "MIS" refers to Moody's Investors Service, Inc. and its affiliates that issue credit ratings under the "Moody's Investors Service" brand name. The term "MA" refers to Moody's Analytics. Moody's majority-controlled subsidiaries have adopted substantially similar Codes and policies in consultation with Moody's Legal and Compliance departments.





Moody's objective is to maintain an environment in which all employees feel comfortable raising issues that they believe are important.

Where to Seek Help and Report Concerns

Open Door Policy

Moody's objective is to maintain an environment in which all employees feel comfortable raising issues that they believe are important. Moody's believes that maintaining a culture where open dialogue is encouraged and supported leads to a more productive, cohesive and enjoyable work environment.

As a result, Moody's supports open door communication and encourages you to attempt to resolve concerns, problems or issues that involve the work environment, including by holding frank discussions with your immediate supervisors or other senior managers, by providing performance feedback, or by participating in the Business Engagement Survey. Such engagement may help resolve many workplace issues.

Employees can expect that managers will be available to discuss workplace problems or concerns in an environment free of distractions and that managers will not subject employees to any reprisals for availing themselves of this Open Door Policy.

? Are open door conversations confidential?

Moody's recognizes the importance of maintaining the confidentiality of issues and concerns communicated by employees via this Open Door Policy and other channels described in this Code. However, in some instances, it may not be possible to keep your identity confidential without impairing the integrity of an investigation or because of certain legal requirements. Managers will communicate the details of issues and concerns communicated by employees only on a need-to-know basis, or as required by law and/or Moody's policies.

? What should I do if I need guidance on an issue?

If you need guidance or are in doubt about the best course of action in a particular situation, you should consult your manager, another senior manager, or a representative of the People Team, Internal Audit, Compliance or the Legal department. You may also contact Moody's Integrity Hotline.

Reporting Potential Violations of the Law, Regulation, this Code or Company Policy

In order to maintain our ethical standards, we need your help. If you believe that any Moody's employee has violated any local, state, or federal law, the law of any foreign country, or the Moody's Code of Business Conduct, we want to know. Although Moody's does not require employees in certain countries in Europe to report suspected misconduct due to requirements

and guidelines under the employment and data protection laws of those countries, pursuant to regulations relating to credit rating agencies instituted in the European Union ("EU"), MIS employees in the EU are required to report immediately any conduct which the employee considers may be illegal. In any event, we continue to strongly encourage all employees, wherever located, to report any suspected misconduct.

Except as otherwise provided in this Code, reports of suspected violations of law, regulation, this Code, or other Company policies should be made to the People Team, Compliance, the Legal department or through Moody's Integrity Hotline, as discussed below.

The Integrity Hotline

Moody's Integrity Hotline is available to all Moody's employees worldwide, and is open 24 hours a day, seven days a week, 365 days a year. The Intregrity Hotline offers services in more than 75 languages, including the languages spoken in each country in which Moody's has offices.

While you may report to the Integrity Hotline anonymously, providing your name when you report a violation or concern may expedite the time it takes the Company to review the issue and respond to your concern. All reports will be treated confidentially to the extent reasonably possible. Use of the Integrity Hotline is purely voluntary and no employee will be subject to disciplinary action because of a failure to use the Integrity Hotline. While no one will be subject to retaliation because of a good faith report of suspected misconduct, improper use, or abusive use, of the Integrity Hotline may be subject to disciplinary action, up to and including termination.

? How do I reach the Integrity Hotline?

Via the Internet: https://moodys.ethicspoint.com

By telephone: Refer to dialing instructions in the Key Contacts section of the Code or at https://moodys.ethicspoint.com.

For more information, please refer to the Integrity Hotline booklets available on Moody's intranet and on https://moodys.ethicspoint.com.

Accounting Matters

Moody's is committed to compliance with all applicable securities laws, rules, regulations, accounting standards and internal accounting controls. Reports of any complaints or concerns regarding accounting, internal accounting controls and auditing matters may be made to the Internal Audit, Compliance or Legal departments or via the Integrity Hotline. All reports will be treated confidentially to the extent reasonably possible.

Non-Retaliation Policy

Moody's respects the right of each employee to report in good faith potential or suspected violations of applicable laws or regulations, the Code, or other Company policies or to provide information in connection with any such report or complaint. Retaliation against any employee for engaging in these protected activities is contrary to Moody's policy, potentially unlawful, and will not be tolerated. Retaliation can take many forms. Retaliation includes any adverse employment action against any individual who files a complaint in good faith or who participates in an investigation. Retaliation can also include actions that could discourage a worker from coming forward to make or support a complaint.

If you believe that you have experienced retaliation, you should immediately report such belief to the People Team, Compliance or the Legal department. You may also make such a report by calling the Integrity Hotline or by submitting a complaint online as set forth above.

Any person found to have retaliated against an individual for reporting in good faith a suspected violation of applicable laws or regulations, the Code, or other Company policies, or for participating in an investigation of allegations of such conduct, will be subject to appropriate disciplinary action up to and including termination.



Manager Responsibilities

While the Code applies to all employees, managers have some additional responsibilities when it comes to maintaining Moody's ethical standards.

First, we expect managers to lead by example and act ethically at all times. Managers should also reinforce the importance of ethical behavior with their teams and make sure those who report to them understand what Moody's expects of its employees.

Managers also have a special responsibility to escalate issues when they arise. Managers who do not appropriately escalate concerns may be subject to investigation and/or disciplinary action, up to and including termination. The Code allows employees to discuss many types of concerns with their own managers or other managers. It is the responsibility of all managers to maintain open lines of communication with employees and advise them where they can go for help about a particular issue or concern. If a manager is unsure how to escalate the employee's issue or concern, the manager must contact the People Team, Compliance, or the Legal department immediately to find the appropriate contact.

Finally, managers should watch for any discriminatory, harassing, or retaliatory conduct and, if they see it, report it to the People Team, Compliance, or the Legal department immediately.



Moody's Integrity Hotline is available to all Moody's employees worldwide, and is open 24 hours a day, seven days a week, 365 days a year.



Moody's requires a work environment that respects and protects the dignity of the people who work for and with the Company.

How We Treat Each Other

Moody's success and reputation are grounded in its high standards for business conduct, which are particularly important in the context of its work environment. We require a work environment that respects and protects the dignity of the people who work for and with Moody's. Each Moody's employee and director must act with integrity, dignity and fairness in all dealings with Moody's, Moody's employees, issuers, investors, customers and the public at large, and must conduct all business affairs in a professional manner. In addition, regardless of an individual's personal status or level at Moody's, every individual employed by, associated with, or who comes into contact with Moody's, must be treated with respect. Finally, it is the responsibility of all Moody's employees and directors not to take any action that might reasonably be expected to impair or compromise the integrity of Moody's business operations, embarrass or humiliate others, or trivialize or disregard the contributions of others.

Equal Opportunity Employer

Moody's success has always depended in large measure on the individual and collective ability of its people. The different perspectives, backgrounds and individual styles of our people offer great opportunities to add value to the Company, and we believe that each person's role is vital to Moody's success. Moody's believes that equal employment opportunity is essential for the continued successful operation of our business. Everyone benefits when all people are able to realize equal opportunities and the rewards that come as a result of capitalizing on those opportunities.

We recruit, hire, employ, train, promote, and compensate individuals based on job-related qualifications and abilities. Moody's also has a longstanding policy of providing a work environment that respects the dignity and worth of each individual and is free from all forms of employment discrimination, including harassment, because of race, color, sex, gender, age, religion or religious creed, national origin, ancestry, citizenship, marital status, sexual orientation, gender identity, gender expression, genetic information, physical or mental disability, military or veteran status, or any other characteristic protected by law.

Moody's goal is to foster a workplace that encourages the full participation of our employees, who bring their diverse backgrounds and the full range of their talents, skills and abilities to the workplace and to serve our customers.

Discrimination and Harassment Prohibited

Discrimination and harassment, including sexual harassment and discriminatory harassment, violate the laws of many jurisdictions around the world and will not be tolerated by Moody's. This prohibition applies to all discrimination and harassment affecting the work environment, whether it occurs in the office, outside the office (e.g., at offsite customer-related, Moody's-related or after hours events), or through the use of electronic communications, including electronic mail, voice mail, text messages, instant messaging, collaboration tools, social media, and the Internet, even if such use occurs on personal devices and during non-work hours.

Moody's prohibits discrimination and harassment not only as to employees, but also as to applicants for employment, interns (whether paid or unpaid), non-employees, customers, vendors and contractors providing services to Moody's in the workplace. A harasser can be a superior, a subordinate, a coworker, or anyone in the workplace including an independent contractor, contract worker, vendor, customer or visitor.

Discrimination and harassment by non-employees (e.g., customers, independent contractors, vendors) is also prohibited. If an employee informs Moody's that he or she has been subject to or has witnessed discrimination or harassment in the workplace by a non-employee, appropriate actions will be taken.

❓ What is sexual harassment?

Sexual harassment includes harassment on the basis of sex, gender, sexual orientation, gender identity, gender expression, and the status of being transgender or any other characteristic protected by applicable law. Sexual harassment includes unwelcome sexual conduct, including sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature, or which is directed to an individual because of that individual's sex or gender, when:

» submission to such conduct is either explicitly or implicitly made a term or condition of an individual's employment;

» submission to or rejection of such conduct is used as the basis for employment decisions affecting the individual; and/or

» such conduct has the purpose or effect of unreasonably interfering with an individual's work performance, violating an individual's dignity, or creating an intimidating, hostile, or offensive working environment.

Sexual harassment is prohibited without regard to the sex of the individual being harassed, whether the individual engaged in harassment and the individual being harassed are of the

same or different sexes, or whether the employee accepts or rejects the advance. Employees should be aware that, in addition to being contrary to Moody's policy, sexual harassment can violate the law and that employees who engage in such conduct may be held personally liable pursuant to local laws.

Some examples of what may constitute sexual harassment include: threatening or taking adverse employment actions if sexual favors are not granted; demands for sexual favors in exchange for favorable or preferential treatment; unwelcome flirtations, propositions or advances; unwelcome physical contact such as pinching, patting, kissing, hugging or grabbing; whistling, leering, improper gestures or offensive remarks, including unwelcome comments about appearance; sexual jokes, or inappropriate use of sexually explicit or offensive language; the display in the workplace of sexually suggestive objects or pictures; hostile actions taken against an individual because of that individual's sex, sexual orientation, gender identity, gender expression, or the status of being transgender; sex stereotyping; and sexual assault, sexual battery, or attempt to commit these acts. The above list is not intended to be all-inclusive.

❓ What other conduct is considered to be discriminatory harassment?

"Other discriminatory harassment" includes verbal or physical conduct that disparages or shows hostility or aversion toward an individual because of their race, color, sex, gender, age, religion or religious creed, national origin, ancestry, citizenship, marital status, sexual orientation, gender identity, gender expression, genetic information, physical or mental disability, military or veteran status, or any other characteristic protected by law, and that:

» has the purpose or effect of creating an intimidating, hostile, or offensive work environment; and/or

» has the purpose or effect of unreasonably interfering with an individual's work performance.



Examples of what may constitute such harassment include: using epithets or slurs; threatening, intimidating, or engaging in hostile acts that focus on a protected characteristic, including jokes or pranks; and placing or circulating anywhere on Moody's premises, or using Company resources, including electronic mail, voice mail and the Internet, to create, send, receive, or store written or graphic material that denigrates or shows hostility, bias against or aversion toward a person or group because of a protected characteristic. The above list is not intended to be all-inclusive.

❓ What should I do if I believe I have experienced or witnessed discrimination or harassment?

Preventing discrimination and harassment is everyone's responsibility. Moody's cannot remedy discrimination or harassment unless the Company knows about it. If you believe that you have been subject to workplace discrimination or harassment of any kind, or have observed discrimination or harassment of another employee, you should report the matter as soon as possible to:

» your manager;

» the People Team, Compliance, or the Legal department; or

» the Integrity Hotline either by telephone (refer to the Key Contacts section at the end of the Code for dialing instructions) or by submitting your concern online at https://moodys.ethicspoint.com.

Moody's understands that reporting discrimination and harassment can be extremely sensitive and, as a result, the Company will keep such reports confidential to the extent reasonably possible.

Managers have additional responsibilities with respect to preventing harassment and discrimination. Any supervisor or manager who receives a complaint or information about suspected discrimination or harassment, observes what may be discriminatory or harassing behavior, or for any reason suspects that discrimination or harassment is occurring, is required to report such suspected discrimination or harassment to the People Team, Compliance or the Legal department. Failure to report is a violation of Moody's policy and may be subject to disciplinary action, up to and including termination.

❓ What happens when I report discrimination or harassment?

Moody's will conduct a prompt, fair, and impartial investigation of all such reports. Employees are required to cooperate as needed in investigations of suspected discrimination or harassment. While investigations may vary from case to case,

they generally follow the investigation process described in more detail in the Code Administration section of the Code.

If Moody's determines that discrimination or harassment has occurred, Moody's will take appropriate corrective and/or disciplinary action, up to and including termination, as warranted by the circumstances and regardless of the seniority or position of any of the individuals involved. If, during the course of an investigation, Moody's also determines that any manager knew of inappropriate harassment or discrimination and failed to report the conduct, Moody's will take appropriate corrective and/or disciplinary action, up to and including termination.

❓ What should I do to comply with Moody's prohibition against discrimination and harassment?

Each employee has an affirmative duty to comply with the provisions of this Code and all other policies, including any applicable discrimination and harassment policies. Moody's expects employees to promptly report any suspected or actual violations. Managers must demonstrate an understanding of the provisions of this Code and Moody's Discrimination and Harassment Policy by intervening, if possible, to prevent harassment and discrimination. As noted above, managers must immediately report to the People Team, Compliance, or the Legal department any reports they receive from employees concerning discrimination or harassment of any kind.

Personal Relationships and Nepotism

When an employee uses their personal influence or power to either aid or hinder another in obtaining employment, promotion, increased compensation, or other work-related benefits due to a Personal Relationship, it may create an actual, potential or perceived conflict of interest and/or unprofessional work environment. Personal Relationships between certain employees also may expose both the Company and the employees involved to embarrassment and/or potential legal liability. For purposes of Moody's policy, individuals in a Personal Relationship are relatives (by blood or through marriage or domestic partnership), spouses, domestic partners, individuals cohabitating and sharing financial responsibilities, and/or individuals in a romantic and/or sexual relationship.

As a result, subject to applicable law, Moody's Policy Regarding Personal Relationships and Nepotism prohibits Personal Relationships between employees, *regardless of reporting lines*, where:

» the employees are employed in the same line of business or department (unless otherwise approved by the People Team and Legal department);

» one employee has direct or indirect supervisory authority and/or influence over the other employee, including the authority to review or audit the other employee's work or to impact in any way the other employee's compensation, promotional opportunities, job assignments and/or performance evaluations;

» one employee has access to sensitive or confidential personnel information about the other employee;

» the Personal Relationship may have a negative impact on the effectiveness of the business operations, work performance and/or employee morale; and/or

» the Personal Relationship may otherwise create an actual, potential or perceived conflict of interest and/or unprofessional work environment.

These restrictions also apply to job applicants and existing employees seeking transfers within the Company.

In addition, Moody's prohibits members of the Moody's Executive Leadership Team from having Personal Relationships with any employee of Moody's or its affiliates.

❓ What should I do if I become aware of or become involved in a Personal Relationship?

Moody's requires employees to promptly report to their manager and the People Team the existence of any Personal Relationship prohibited by the Policy Regarding Personal Relationships and Nepotism. Any manager who learns of such a Personal Relationship, either from an employee involved in the Personal Relationship or from another source, must promptly notify the People Team.

Failure to report the existence of such a Personal Relationship may result in disciplinary action, up to and including termination of employment, consistent with applicable law.

❓ What happens after a Personal Relationship has been reported?

After a Personal Relationship prohibited by the Policy Regarding Personal Relationships and Nepotism has been reported, Moody's will determine in its sole discretion what, if any, action to take to avoid an actual, potential or perceived conflict of interest and/or unprofessional work environment. Subject to applicable law, such action may include one or more of the following: a change in the responsibilities of the individuals involved in the Personal Relationship; a transfer of one or both individuals to another line of business or department within Moody's; or one or both employees may be asked to leave Moody's. Moody's may take one or more of these actions at any time after learning of the Personal Relationship.

Health and Safety

Moody's is committed to protecting the safety, health and well-being of all employees and individuals in our workplace, and we expect our employees to take reasonable care to further those efforts. As a result, we are committed to complying with all environmental, health and safety laws and regulations of all countries and localities in which we do business, including laws and regulations related to COVID-19 and/or other public health emergencies. We believe that it is our obligation to respect the environment in the communities where we operate and live. We strive to operate in a way that protects and preserves our environment and natural resources and maintains a healthy, safe and environmentally sound workplace.

Moody's will not tolerate acts of workplace violence by directors, employees, customers, visitors, vendors, consultants, independent contractors, interns, temporary workers, or other individuals doing business with Moody's, including behaviors that abuse, threaten, or intimidate another person and negatively affect the individual, either physically or psychologically. This applies to Moody's offices, customer-related or Moody's-related events outside the office, as well as the use of Moody's technology resources (as further defined in Moody's IT Use Policy), including email, voicemail, the Internet, instant messaging, collaboration tools, and any other Company-supported communication channels. In accordance with Moody's Prevention of Violence in the Workplace Policy, if you believe you have been subjected to workplace violence of any kind, you should report the matter to the People Team, Corporate Security or the Legal department.

All Moody's employees are expected to conduct business free from the influence of any substances that impair their ability to work safely and effectively, including alcohol, illegal drugs, controlled substances and, in certain circumstances, prescription medication. Activities strictly prohibited on Moody's premises or while on Moody's-related business include the manufacture, distribution, dispensation, purchase, transfer, or transportation of illegal drugs or controlled substances; possession or use of any illegal drugs or controlled substance without a prescription; and the abuse of alcohol or any drug, including prescription drugs.

While Moody's recognizes that there might be times when alcohol is served at Moody's-sponsored events or business-related meals or social functions, individuals are expected to consume alcohol in moderation and to act professionally and responsibly at all times. Inappropriate consumption of alcohol or behavior at Moody's or at Moody's business-related events is not acceptable and may result in disciplinary action, up to and including termination. Be aware that local policies and laws may provide additional guidance governing the possession and use of drugs and alcohol at work in a particular location, and employees are expected to know and follow these policies and laws.

Protection of Personal Data

In accordance with applicable law, Moody's collects, processes, uses, transfers, discloses, shares, and stores personal data relating to its employees for the purposes of their employment, the Company's business and administration, and compliance with applicable laws, this Code, and other Moody's policies, procedures and processes. Such data may include, without limitation, your name, date of birth, nationality, passport or driver's license details, IP address and computer details, photograph, education and qualification details, marital status, number of dependents, bank account details, tax details, health information, pregnancy and/or disability status, information relating to your position within the Company, performance evaluations and reviews, absences, salary, bonus, benefits, securities accounts, holdings and transactions, as well as the securities accounts, holdings and transactions of certain family members, and contact details for you and your next of kin. To facilitate the global operation of Moody's and its affiliates, in many cases, this personal data is hosted and maintained by Moody's or its affiliates in databases maintained locally and/or located in the United States. In addition, in certain circumstances, your personal data may be passed on to Moody's external agents or contractors subject to appropriate confidentiality arrangements or any other measures and safeguards in compliance with applicable law to assist Moody's in the performance of the foregoing functions, including but not limited to, outsourced payroll or HR service providers, IT and communications service providers, law firms, accountants and auditors. Further, Moody's may release your data to third parties if required by law, regulation, court order, with your consent, or as permitted by applicable law. Your personal data will be processed during the continuance of your employment with Moody's and thereafter, for as long as reasonably necessary for Moody's legitimate business purposes and as permitted by applicable law.

Please be advised that your data may be transferred to, stored, and processed for the above-mentioned purposes by other members of the Moody's group of companies, external agents, or contractors in countries outside of your jurisdiction, which may not have similar data protection laws

as your jurisdiction. However, your personal data will only be transferred to recipients that provide an adequate level of protection for your data and in accordance with applicable law.

Depending on the jurisdiction in which you are employed, you may receive separate documentation regarding the processing of personal data, such as an employee personal data notice or consent form. If you receive such documentation, that document will supersede the information set out in this section, and you should refer to that document, rather than this section of the Code, for information about the processing of your personal data.

If you would like any further information about the collection and processing of your personal data, including any rights you may have under local law to access, modify, update, correct, or delete such personal data, please contact your local representative on the People Team or the Legal department.

It is the responsibility of each Company employee to secure, protect, and maintain the confidentiality of any personal data (including employee data and personal data received from customers, vendors, contractors, and other third parties) they access during the course of their relationship with Moody's in accordance with the Moody's IT Use Policy and any other Moody's policies or guidelines on security, as well as applicable laws.

Photographs, Videos and Recordings

Subject to applicable law, Moody's may take photographs, video and/or audio recordings of our employees, and use such photographs, videos, and/or audio recordings (including those taken or recorded by third parties) for any purpose use in connection with Moody's business (including, but not limited to, in its internal or external materials, in electronic and print formats, on Moody's intranet and external websites, and on social media). Moody's will use reasonable efforts to inform you when you are participating in a Moody's event that is being photographed or recorded. By participating in such events, to the extent permitted by applicable law, you consent to being photographed and recorded and to Moody's use of such photographs and recordings, as described above, at any time.

To prevent disclosure of material non-public information and/or confidential information regularly used and/or received in the ordinary course of business, to protect the privacy of employees, customers and other third parties, and to prevent sexual and other harassment in the workplace or otherwise, Moody's prohibits employees from engaging in any type of surreptitious and/or unauthorized video and/or audio recording or photography while employees are engaged in Moody's business. In addition, local laws in many jurisdictions prohibit photography and/or video or audio recording without express permission from the party being recorded.



It is the responsibility of each employee to secure and protect confidential information.



The way we deal with our customers, business partners and competitors molds our reputation, builds long-term trust and ultimately determines our success.

How We Treat Our Customers, Business Partners and Competitors

Fair Dealing

Moody's depends on its reputation for integrity. The way we deal with our customers, business partners and competitors molds our reputation, builds long-term trust and ultimately determines our success. You should deal fairly with our customers, business partners, competitors, and employees. We must never take unfair advantage of others through manipulation, concealment, abuse of information, misrepresentation of material facts, or any other unfair dealing practice.

Confidentiality

All Moody's employees must protect confidential information they receive in the course of performing their job responsibilities. Confidential information can include Moody's internal business information, information received from customers, and information about Moody's employees. Protecting confidential information helps the Company to fulfill its legal obligations and helps to encourage customers' good faith disclosures. In particular, the MIS credit rating process and the receipt by MA of confidential information from its customers require that especially close attention be paid to protecting confidential information.

Because there is a wide variety of information that should be maintained as confidential, you should err on the side of caution and refrain from disclosing any such information until you have determined whether it is confidential. If you have questions about whether certain information is confidential, please contact your manager or Moody's Legal department.

As a general matter, you may share confidential information only with other Moody's employees who have a valid business purpose to know such information. Absent such a valid business purpose, you should not share confidential information with other Moody's employees.

The MIS-MA Separation Policy (discussed below) expresses the requirements for MIS and MA to exchange Confidential Business Information and Covered Business Information, as those terms are defined in the Policy.

You must not discuss confidential information with third parties, including family members or business or social acquaintances, or in places where you can be overheard, such as taxis, elevators, or restaurants. You must also secure documents, devices, and computer files that contain confidential information, whether in the office or outside the office.

In addition to harming the Company, the inappropriate disclosure or misuse of confidential information could violate insider trading or market abuse laws, as discussed under the Insider Trading/Market Abuse section of this Code, as well as data protection regulations. Employees who inappropriately disclose or otherwise misuse confidential information may be subject to disciplinary action up to and including termination.

Finally, here are a few important reminders about confidential information:

» To the extent that an employee is obligated to keep information confidential, that obligation continues even after the employee's employment with Moody's terminates for any reason.

» Moody's Legal department must review all agreements relating to confidentiality prior to their execution.

» Use of personal email accounts to store, transfer, or distribute Moody's confidential information is not permitted, except as provided in Moody's IT Use Policy.

The MIS Rating Process and Confidential Information

MIS's goal is to maintain an active and constructive dialogue with all market participants, including issuers, investors, and intermediaries. The strength of these relationships depends on the integrity of our commitment to confidentiality. Safeguarding our continued access to non-public information also advances MIS's important market role in fostering greater issuer transparency and disclosure.

Employees (and affiliates, third-party contractors or agents of MIS that have executed appropriate agreements containing binding confidentiality obligations) are prohibited from disclosing confidential information gained in the course of their employment or dealings with MIS, including:

Issuer Information: When speaking with investors, subscribers, the press, or other third parties, you may not disclose confidential information that has been provided by an issuer and that has not previously been disclosed in our published credit research products or other publicly available sources. Of course, confidential information received from issuers should only be included in our publications if the issuer has given its prior consent to such disclosure. In the absence of such consent, confidential information may only be used in the ratings process.

Future Rating Actions: When speaking with investors, subscribers, the press, or other third parties, you may not give any guidance as to possible future rating actions on any issue or issuer, unless that information has been publicly announced in an MIS press release. This restriction applies to the existence, timing, or substance of an upcoming rating action, as well as the absence of a rating action. In addition, you may not give, either implicitly or explicitly, orally or in writing, any assurance in advance concerning, or any prior guarantee of, any rating action.

Rating Committees: Rating committee deliberations are also to be kept confidential. While ratings are determined by majority vote of a committee, MIS publishes only one rating opinion. Accordingly, employees may not disclose to third parties or issuers information regarding the rating committee process, including the vote breakdown or the fact that an analyst might have disagreed with the decision ultimately reached by the committee. In addition, employees may not disclose the names or titles of members of a rating committee.

MIS maintains additional policies and procedures relating to the identification and management of conflicts of interest that may arise in connection with the MIS credit rating process. MIS employees are expected to familiarize themselves with and adhere to those policies.

Separation of MIS and MA

The essence of MIS's business is the absolute and unquestioned integrity of its credit ratings, measurement, and evaluation processes. No employee or director may engage in any conduct that interferes, or might have the appearance of interfering, with the outcome of any specific credit rating, measurement, or evaluation process of MIS in a manner that compromises, or might appear to compromise, the integrity of such process. For these reasons, although MIS and MA frequently collaborate and share business information in certain circumstances, we operate MIS and MA as separate businesses – legally, physically and operationally. As a credit rating agency, MIS is required to establish, maintain, and enforce policies and procedures to address and manage conflicts of interest, including conflicts of interest that may result from its affiliation with MA. The MIS-MA Separation Policy addresses this conflict of interest risk and provides direction on when, and under what conditions, MIS and MA may exchange certain categories of information, as described in the Policy. All Moody's employees are required to comply with the MIS-MA Separation Policy.

If you have any questions relating to the separation of MIS and MA, you must seek guidance from Compliance.

Employees who believe they may have improperly or inadvertently received information in violation of the MIS-MA Separation Policy must notify their manager and the Compliance department immediately.

EXAMPLE:
MA is about to enter into a major contract with a large multinational financial institution, ABC Bank. As the negotiations draw to a close, an executive of ABC Bank tells his MA contact that his company recently met with MIS about a credit rating for a large debt offering ABC Bank is planning. The ABC Bank representative is concerned that the bank will not get the credit rating he was hoping for and wonders whether the MA business contact could call her colleagues at MIS and put in a good word for ABC Bank.

It would be inappropriate for an MA employee to make such a call. MA employees may not engage in conduct that might have the appearance of interfering with or attempting to influence the outcome of a specific credit rating.

Antitrust and Competition

Moody's is committed to compliance with the antitrust and competition laws of any country that apply to our business. Moody's will not tolerate any business transaction or activity that violates those laws. The general aim of the antitrust laws is to promote free and open competition based on quality, price, and service. Free and open competition requires that we refrain from: collaborating or communicating with any competitor in any way that might injure competition; securing, threatening to secure, or maintaining a monopoly through anticompetitive means (in the United States) or "abusing a dominant market position" (in other jurisdictions); or otherwise harming normal competition.

Antitrust violations can result in very large corporate fines, as well as fines and jail terms for individuals. In addition, antitrust laws in certain jurisdictions allow parties injured by an antitrust violation to recover substantial damage awards. The antitrust laws are deliberately broad and general in their language. They contain sweeping provisions against restraints that threaten a competitive business economy, but they provide no definitive list of those activities. This

means we must pay careful attention to possible antitrust implications of the Company's business activities. Moody's Legal department should be contacted in all cases of doubt.

? What agreements among competitors are prohibited?

Certain agreements with competitors are illegal under the antitrust or competition laws. As a rule, actual or potential competitors are not permitted to act in concert, including signaling to one another, or agreeing expressly or tacitly among themselves, to fix, set, or control the availability of any products or services, the prices, or any associated terms or conditions. For purposes of antitrust law, agreements do not have to be formal or written. Any kind of informal understanding between two or more companies regarding the adoption of a business practice may be used as evidence of an illegal agreement. Even social conversations may be used as evidence that an agreement existed.

These are the most significant arrangements with competitors that raise antitrust scrutiny:

Price Agreements. Any agreement or understanding among competitors to fix or control prices is illegal. You should never communicate with a competitor about current or future prices, pricing policies, bids, costs, margins, discounts, promotions, terms and conditions of sale, credit terms, or royalties. The basic rule in determining prices is simple: Moody's must determine the price and conditions of sale of its products and services independently and not communicate with its competitors, directly or indirectly, regarding any of these terms.

Allocation of Territories or Customers: It may be illegal for competitors to divide or allocate sales territories or customers among themselves. Never agree with a competitor to sell or refrain from selling in any geographic area or to any customers or class of customers or to divide or share a customer's business.

Agreements to Limit or Restrict Production: It is illegal for competitors to agree among themselves to restrict or increase production or supply. Consult with Moody's Legal department in advance when there will be discussions with competitors about limits on the collection of data.

Marketing: Competitors should not agree upon or coordinate sales, marketing, or promotional activities or plans.

Hiring: Outside the context of business collaborations in which companies agree not to recruit employees to whom they were exposed through the collaboration (e.g., non-payroll contractors used by Moody's who have non-solicitation clauses in their contracts), agreements not to recruit or hire employees from other companies may be illegal, regardless of whether the companies participating in the agreement are competitors with regard to the products or services that they supply. Agreements with other companies regarding the terms of employment, such as salaries and benefits, of each company's own employees are also illegal.

Boycotts: It is illegal for competitors to agree they will not sell to or buy from particular individuals or firms.



Provision of Commercially Sensitive Information: You may not share commercially sensitive information with competitors. Commercially sensitive information includes any non-public information regarding prices, pricing policies, bids, costs, margins, discounts, promotions, terms and conditions of sale, credit terms, royalties, business plans, marketing plans, promotional activities, plans for dealing with customers or suppliers, current or future R&D activities, and information of a similar nature that could facilitate the coordination of marketplace behavior by competitors. Although benchmarking may be lawful when conducted by a third party, you must consult with Moody's Legal department before participating in any benchmarking. If you receive commercially sensitive information from a competitor, you should avoid reviewing the information once you have determined that it is commercially sensitive, refuse to discuss that information with the competitor, avoid sharing the information with any colleague, and notify Moody's Legal department immediately. You also must consult with Moody's Legal department before engaging a third party to gather competitive intelligence. While it is lawful to obtain competitive intelligence from public sources or customers, do not use third parties as conduits to share information with or obtain information from competitors

Standardization: Standardization agreements often benefit customers by enabling them to deal with multiple suppliers through a common interface. However, product standardization may also violate the antitrust laws under some circumstances. Consult Moody's Legal department before entering into any discussions regarding standardization.

Trade Associations: You must exercise extra caution when participating in industry or trade association meetings with personnel from competitor companies. Before participating in an industry association working group that includes one or more employees of a competitor, you must obtain approval from the Legal department. You should always request a draft agenda before any meeting, adhere closely to the agenda items, request that minutes be taken of any meeting, avoid discussions or interactions that may violate antitrust and competition laws and regulations, and abide by the guidelines issued by the organization in addition to guidance that may be provided by Moody's Legal or Compliance departments. If any interaction occurs that you believe may violate the antitrust and anti-competition laws, regulations, or this Code, you should clearly express your concerns, request that your objection be recorded in the minutes of the meeting, leave the meeting and contact Moody's Legal department.

The above list is not intended to be all-inclusive. Before negotiating any agreement with a competitor, you must seek and receive clearance from the Legal department.

In addition to the types of arrangements discussed above, other interactions with competitors can present significant potential risk of non-compliance with global antitrust and competition laws. As a result, certain types of interactions with employees of competitors require pre-approval from the Legal department. For more information regarding how to handle such interactions in a lawful, appropriate way, what types of interactions require pre-approval, and how to seek such pre-approval when required, please consult the Guidance on Interactions with Employees of Competitors, which is posted on the Company's intranet.

❓ What do I do if I receive an inappropriate request from a competitor?

If you are asked by a competitor to enter into an illegal or questionable agreement on pricing or other activities discussed above, or to share information about Moody's practices, you should clearly and forcefully indicate your objection to such request and end the conversation (if occurring live) and immediately inform Moody's Legal department about the incident. If you receive the request over email (or in another written form) you should not respond and should immediately inform Moody's Legal department. The Legal department will assist you in determining any appropriate further action to take.

❓ What other practices should I be concerned about?

Certain agreements with customers and suppliers and some forms of unilateral conduct may also violate antitrust law. These are the most significant forms of conduct that raise antitrust scrutiny:

Limiting Customers' Ability to Deal with Competitors: Restrictions on customers' ability to deal with competitors, such as requiring customers to buy all or most of their requirements from a particular seller, may violate antitrust law. You should not enter into agreements that limit or seek to limit the other party's ability to purchase goods or services from Moody's competitors or penalize the other party for dealing with Moody's competitors.

Predatory Pricing: Pricing below cost may be unlawful in certain circumstances. You must consult with Moody's Legal department before offering a product or service at a price below Moody's cost of providing the product or service.

Loyalty Discounts: Discounts provided in return for obtaining all or most of customers' purchases may violate antitrust law

under some circumstances. Generally, volume discounts given pursuant to a uniform schedule of purchases are permissible. However, discounts that require customers to purchase all or most of their needs for a particular type of product from Moody's may be illegal in some circumstances. Lump sum and retroactive rebates (i.e., rebates that are triggered upon reaching a purchase threshold but then apply to purchases below the threshold) should be avoided. Before offering or implementing any loyalty discount, you must consult with Moody's Legal department.

Tying: Conditioning the sale of one product on the customer's purchase of a second, distinct product, may violate antitrust law in some cases. Because the legality of any such tying arrangement depends on a number of complex legal and economic factors, no such arrangement should be implemented without prior consultation with Moody's Legal department.

Bundling: Offering discounts for the purchase of two or more products at a price that is lower than the sum of the prices of the individual products may violate antitrust law in some circumstances. Because the legality of such arrangements depends on a number of complex legal and economic factors, no such bundling arrangement should be implemented for MIS products or services without prior consultation with Moody's Legal department.

Refusals to Deal: Generally, Moody's has the legal right to refuse to buy from or sell to anyone. However, we must reach these decisions independently. An agreement with a supplier or customer not to deal with a competitor of that supplier or customer may be illegal in some circumstances. In some cases, even an independent decision to refuse to deal, if made by a company with a dominant position, may be illegal. An independent refusal to deal is more likely to constitute a violation if it involves a discontinuation of a business relationship rather than a refusal to enter into a new relationship. A refusal also may be illegal if it is undertaken to pressure a counterparty not to deal with a Moody's competitor or to punish it for doing so. Do not agree with a supplier or customer on third parties with which either party may transact business, and consult with Moody's Legal department before refusing to deal with either a competitor or with a significant customer of a competitor.

Price Discrimination: Under the EU regulations relating to credit rating agencies, fees charged by credit rating agencies must be nondiscriminatory and based on costs. In addition, in the EU and certain other jurisdictions, price discrimination by companies with a dominant position may be an "abuse of that dominant position" and illegal under some circumstances. While U.S. antitrust law provisions regarding price discrimination are typically inapplicable to Moody's because they apply only to the sale of commodities or tangible products, a number of U.S. states have laws regarding price discrimination that do apply to services.

Disparagement: Statements critical of competitors, if false or misleading, are disparaging and may in some circumstances violate the antitrust laws, as well as the fraud and deception laws discussed elsewhere in the Code.



It is permissible, however, to make factually accurate statements about competitors' performance and product attributes to highlight areas in which Moody's is superior.

Interference with the Contracts of Competitors: Never urge a customer or prospect to violate a contract with a competitor.

? What if there is no formal agreement?

Remember, anticompetitive agreements do not have to be covered by formal or written agreements to be unlawful. Any kind of casual understanding between two companies that a business practice adopted by one would be followed by the other may be used in court to prove an illegal agreement.

Even social conversations or other casual communications (including emails or other electronic communications) can be used as evidence of anti-competitive behavior. Government regulators have heightened sensitivities with respect to trade and industry association meetings, which provide an opportunity for competitors to interact, so you should be particularly diligent in such situations to avoid actions that could carry even the appearance of wrongdoing. Memos and other written communications that use casual or inappropriate language might someday be examined by a government agency or opposing lawyers. Using such language may raise questions about conduct that is entirely legal and may undermine our efforts to comply with the antitrust and competition laws. You must be cognizant of these concerns in all of your communications. For example:

» Report facts, be concise and objective, and indicate the source of any competitive intelligence.

» Do not draw legal conclusions.

» Avoid any suggestion that could be construed as an attempt to hide an action, such as "Please delete after reading." Avoid words that falsely suggest wrongfulness for legitimate business conduct, such as stating that "We stole this customer from our competitor" when the Company won the a customer through fair competition.



You should never discuss price or other terms of sale with competitors under any circumstances.

» Do not refer to "industry policies," "industry price," or similar expressions that imply a common course of action exists when it does not exist.

» Avoid hyperbole when discussing competitors or competition.

» Do not overstate your share of the market or refer to a market that is unreasonably narrow in light of commercial realities to make your market share appear larger.

❓ What do I do if an employee of a competitor tries to engage me in a discussion about our product offerings or pricing?

You should never discuss price or other terms of sale with competitors under any circumstances. It is too easy for others to misinterpret any conversations you have, however innocent you believe them to be. If any competitor initiates a discussion on prices or other terms of sale, you should say forcefully that you cannot talk about or participate

in any discussion regarding price or other competitively sensitive matters. If a discussion continues, walk out and make a show of it so your protest will be remembered, and inform Moody's Legal department. Discussions like these are frequently used as evidence of illegal agreements, even against people who participated unwillingly but silently.

❓ What should I do if I learn that a competitor is disparaging or making false statements about Moody's products?

When confronted with an erroneous statement about Moody's, you should state the facts truthfully. You should not comment on the ethics of the source of the erroneous statements. If the source of the erroneous statements can be identified, or if the statements are particularly egregious, you should inform a department manager or the Legal department.





Moody's requires its employees and directors to conduct themselves according to the highest standards of integrity and ethics in all of their business activities.

How We Protect the Company and its Shareholders

Moody's requires its employees and directors to conduct themselves according to the highest standards of integrity and ethics in all of their business activities. Besides being the right thing to do, ethical conduct is good business practice because it is essential for maintaining trusting relationships with our customers. Business conduct is also regulated by many laws relating to fraud, deceptive acts, bribery and corruption, consumer protection, competition, unfair trade practices, and property, including intellectual property such as patents, trademarks, and copyrights.

Maintaining Accurate Business Records

It is imperative that we maintain accurate business records. Company business records must always be prepared accurately and reliably, reflect the true nature of the transaction, and be stored properly. All transactions must be executed in accordance with Moody's general or specific authorization. Moody's books, records and accounts must reflect all transactions and all other events of the Company that are the subject of a specific regulatory record-keeping requirement or Company record-keeping policy. Accurate business records are also required to allow Moody's to fulfill its obligation to provide full, fair, timely, and understandable financial and other disclosure to the public and governments around the world.

It is very important that no one creates or participates in the creation of any records that are intended to mislead anyone or conceal anything. Examples of such conduct include making records appear as though payments were made to one person when, in fact, they were made to another, submitting expense reports that do not accurately reflect the true nature of the expense, or submitting inaccurate sales results to the Accounting department. Any employee who creates or participates in the creation of misleading or falsified records will be subject to disciplinary action up to and including termination.

The financial and other books and records of the Company must not be falsified. Anyone having information or knowledge of any hidden fund or asset, of any false or artificial entry in Moody's books and records, or of any inappropriate payment, should promptly report the matter to the Controller and the Legal department, or via the Integrity Hotline. Submitting false financial results of any kind violates this Code and can result in fraud charges against the Company.

EXAMPLE:

An employee's spouse accompanies her on a business trip for purely personal reasons. The employee submits an expense report that includes two expensive dinners and theater tickets. In the report, she falsely indicates that she was joined by a customer at the dinners and theater when she really was with her spouse. Submitting an expense report that falsely identifies who attended an event is strictly prohibited.

? What should I do if I believe that an employee has created an inaccurate business record?

If you believe that an employee may have created an inaccurate business record, you should report your concern to the Controller and to the Legal department. You may also make a report via the Integrity Hotline.

Deception and Fraud

You must not engage in any form of fraud or deception with a customer, the Company, or any other party. The basis of deception or fraud is a misrepresentation, which in its simplest form is a statement that is not true or is misleading. To avoid any suggestion of deception or fraud, you should note the following:

» Representations as a whole can be misleading, even though each statement considered separately is literally true.

» Failure to disclose important additional or qualifying information may be a misrepresentation.

» Representations should not shade the truth.

» Representations should not claim characteristics for a product or service that it does not have.

Representations concerning the factual characteristics of Moody's and its competitors' products and services must be capable of being proven.

EXAMPLE:

Moody's Analytics is developing a new product. The exact timeline for the launch is uncertain but in an effort to close a big sale with an important customer, the sales representative promises that it will be available by year end.

You cannot make claims about a product that are not based on facts and cannot be proved. Even if you have been authorized to tell a customer a new product is under development, if you have not been formally notified by the Company when the product will be available, you cannot promise that product by a date you have chosen.

❓ Can I dispute a claim being made by a competitor if I know the claim is not true?

You can dispute the claim if Moody's has proof to back up any statements you make about the competition. However, you should exercise caution in doing so, and seek further guidance from the Legal department if you are unsure whether any statement you intend to make is capable of being proven to a sufficiently high standard. If you know of anyone making claims about Moody's that you believe are untrue, notify the Legal department.

Corporate Opportunities

Employees and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. If you learn of a business or investment opportunity through the use of corporate property or information or your position at Moody's, such as from a competitor or actual or potential customer, supplier or business associate of the Company, you may not participate in the opportunity or make the investment, or assist another person in so doing, without the prior written approval of the General Counsel. Directors must obtain the prior approval of the Board. Such an opportunity should be considered an investment opportunity for Moody's in the first instance. You may not use corporate property or information or your position at the Company for personal gain, and you may not compete with the Company, nor may you assist someone else in so doing.

Conflicts of Interest

Moody's long-established internal policies to mitigate conflicts of interest are essential for our credibility in the market and the independence of our employees. Your obligation to conduct Moody's business in an honest and ethical manner includes the ethical handling of actual and potential conflicts of interest between personal and business relationships.

Special rules apply to executive officers and directors of Moody's Corporation who engage in conduct that creates an actual, apparent or potential conflict of interest. Before engaging in any such conduct, executive officers and directors must make full disclosure of all facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors, and obtain the prior approval of the Board of Directors.

A conflict of interest exists when your personal interest interferes in any way with the interests of the Company. Actual or potential conflicts of interest can arise in a variety of circumstances. Below, the Code addresses several ways in which conflicts of interest can arise, including: Interests in Outside Companies; Positions with Outside Entities; and Accepting Gifts, Entertainment or Other Things of Value. In addition to those situations discussed in further detail below, here are some additional examples of situations that can create actual or potential conflicts of interest:

Improper Personal Benefits: Conflicts of interest arise when an employee or director, or a member of their family, receives improper personal benefits as a result of their position at Moody's. Such personal benefits can take a variety of forms, including discounts, opportunities, or other advantages. You may not accept any benefits from the Company that have not been duly authorized and approved by the Company, including any loans or guarantees of your personal obligations. Moody's will not make any personal loans to nor guarantee the personal obligations of directors and executive officers.

Personal Relationships: A conflict of interest may arise from the personal relationship of a Moody's employee with an employee of a customer, issuer, vendor, or other business contact. If you have or become involved in any such a relationship, subject to applicable law, you should notify your manager and a member of the Compliance department, who will assess the situation and advise you whether any steps must be taken to mitigate the conflict.

Business Travel: In accordance with Moody's policies, employees travelling on Moody's business should take advantage of the lowest logical fare and accommodations offered. Employees should not book travel on particular carriers or at particular hotels based solely on their personal preference or participation in any rewards programs if another, more cost-effective alternative is available.

Prior Employment: An employee's recent employment at a customer, issuer, vendor, or other business contact can create an actual or potential conflict of interest with the employee's job duties at Moody's. As a result, employees may be required to refrain from participating in certain professional activities relating to a prior employer.

Employees are required to disclose any actual or potential conflicts of interest so the Company can determine what, if any, action to take to mitigate the conflict. If you have any questions regarding whether a particular situation may create a conflict of interest, please discuss the situation with your manager or contact the Compliance department.

Interests in Outside Companies

Decisions to do business with individuals or companies must be made solely on the basis of the best interests of the Company. You should not participate in the selection of vendors, business partners or contractors, or make any decisions as part of your job (including participating in the rating process) for any entity, if you, or an immediate relation (i.e., a spouse, partner, parent, child or sibling) or another person with whom you have a close personal relationship has a significant business interest in such entity.

You should not acquire a significant business interest in any entity that may create an actual or potential conflict with your duties on behalf of Moody's, unless you obtain approval first from your manager or supervisor and then have your request reviewed by the Compliance department.

EXAMPLE:
You are an information services manager at Moody's. For many years, you have held a private investment in XYZ Software Company, a private company, that is now worth $20,000. Your manager assigns you to develop specifications for the purchase of a new software package, and XYZ is one of the major vendors. Although you don't believe that it will affect your judgment or create a conflict of interest, you should inform your manager of your ownership of the XYZ interest. Your manager will decide whether you should be taken off that particular assignment, and whether you need to report the outside business interest.

If you are uncertain whether an interest is significant, you should disclose it to your manager, who can decide whether you should be assigned to duties involving the company in question and whether such significant interest may require further reporting to the Compliance department.

Please consult the Outside Business Interests Policy and Procedures (posted on the Company's intranet) for further guidance regarding outside business interests.

Positions with Outside Entities

An employee or director of Moody's serving as an officer or director of an outside company may be regarded as a representative of Moody's and might find their duties with that company to be in conflict with Moody's interests. Employees may not accept such a position unless and until they have received approval first from their manager or supervisor and then review from the Compliance department, subject to applicable law. In general, requests by MIS employees to serve on the board of directors of any issuer rated by MIS will not be approved. Further, subject to applicable law, requests by MIS employees to serve on the board of directors of any entity (regardless of whether it is a for-profit or not-for-profit entity) generally will not be approved if such service includes any compensation or remuneration. Requests by directors and MCO Executive Officers to serve on the boards of other companies must be made in accordance with Moody's Corporation's Corporate Governance Principles and Governance & Nominating Committee Charter.

An employee should not take a part-time or second job or any position with an outside entity, including not-for-profit entities, that may create a conflict of interest with the duties that the employee performs for the Company. Before accepting any outside employment or other position, whether paid or unpaid, at an outside entity, you should discuss first with your manager or supervisor whether such a position would present a conflict of interest. If your manager supports the outside position, there is a process for disclosure of the outside position that requires the approval by the manager and review by Compliance.

Please consult the Outside Business Interests Policy and Procedures (posted on the Company's intranet) for further guidance regarding outside business interests.

? Can I sell products to my co-workers or Moody's customers? What about charitable contributions?

Solicitation by employees of other Moody's employees or customers for personal gain is prohibited. This principle applies whether the employee is on working time, on a break, or at lunch. Employees also may not use Company resources, including telephones, fax machines, and computers, to engage in an outside business activity.

This prohibition is not intended to prevent employees from soliciting charitable contributions from other employees, or from raising funds on behalf of charitable organizations, provided the employees who are solicited are not subordinates of the soliciting employee. However, as discussed in the Use of Company Resources section below, employees should be aware that they may not use Moody's technology resources to solicit such contributions.

Accepting Gifts, Entertainment or Other Things of Value

The receipt of gifts, entertainment, or other things of value from entities or persons who do or are seeking to do business with Moody's can influence, or appear to influence, your business judgment, can create actual or potential conflicts of interest, and could lead to inferences of bribery under the laws in certain jurisdictions. For that reason, Moody's places strict limits on the types of gifts, entertainment, or other things of value employees may accept from such business contacts.

? What types of gifts are prohibited for all employees?

Certain types of gifts, entertainment, or other things of value are always improper, and therefore may not be accepted at any time. Specifically, you are prohibited from accepting:

» any gift in the form of cash or any cash equivalent, such as a gift certificate or gift card;

» any gift, entertainment, or other thing of value, regardless of its value, where there is any reason to believe that it is being offered in an attempt to influence your work at Moody's;

» any gift, entertainment, or other thing of value that is extravagant or lavish in nature, or which exceeds local social or business custom; and/or

» any gift, entertainment, or other thing of value that is intended to be concealed or is not offered openly and transparently.

Finally, you should never solicit or encourage any business contact to offer you a gift or other thing of value.

? What are the rules for MIS Credit Rating Personnel?

All MIS credit rating personnel are prohibited from soliciting or accepting any gifts, entertainment, or other things of value from any rated entity or the sponsors or agents of a rated entity. Gifts, entertainment, or other things of value given to MIS credit rating personnel from any party other than a rated entity or sponsor or agent of a rated entity are subject to the restrictions for all other Moody's employees set forth below.

MIS credit rating personnel may only accept minor incidentals provided in the context of a business interaction – such as light meals, pens and paper – limited to US $25 (or the local equivalent) per person, per business interaction, per day.

For more information regarding the limitations on gifts, entertainment, or other things of value for MIS credit rating personnel, please consult Moody's Investors Service's Policy for Solicitation or Acceptance of Money, Gifts, Favors, or Entertainment, posted on the Company's intranet.

? What gifts are acceptable for all other Moody's employees?

Subject to the prohibitions described above and to applicable law, all Moody's employees other than MIS credit rating personnel, including non-analytical MIS employees, as well as employees of MA and Moody's Shared Services, are permitted to accept the following gifts, entertainment, or other things of value:

» Occasional non-cash business gifts of nominal value (less than or equal to US $50 per gift or the relevant local equivalent). The total value of such gifts from any business contact may not exceed US $100 in any 12-month period.

» Customary and reasonable meals and entertainment at which the non-Moody's business contact also is present, such as an occasional business meal or sporting event, where there is a legitimate business purpose.

Gifts, entertainment, or other things of value given to MIS credit rating personnel from any party other than a rated entity or sponsor or agent of a rated entity also are subject to the above restrictions.

❓ How do I know whether a gift is "appropriate"?

Employees should be guided by the below examples when determining whether it is appropriate to accept a gift, entertainment, or other thing of value:

» A promotional ballpoint pen would be of nominal value, but a gold wristwatch would not be acceptable.

» A holiday gift of a bottle of wine from a vendor or customer would be of nominal value (provided it is worth $50 or less), but a case of fine champagne would not be acceptable.

» Tickets to an ordinary sporting event, which you attend with a business contact, would be considered customary and reasonable, but tickets to the World Cup, Super Bowl, or other similar major sporting event would be considered excessive in value and should not be accepted.

» Ordinary business meals are acceptable, but a lavish dinner at a four-star restaurant likely would not be. Good judgment would also dictate that Moody's should periodically assume the cost of the meal as a business expense.

If you are offered a gift, entertainment, or other thing of value, and you have any question about the appropriateness of accepting it, you should seek guidance from the Compliance department prior to acceptance.

Gifts, entertainment, or other things of value that do not meet the requirements outlined above should be returned to the donor as tactfully as possible. You may refer to this Code when you return such a gift, and you should report such a gift to your manager and the Compliance department.

Finally, laws and customs of some countries permit gifts and courtesies beyond those considered customary in the United States, and refusing such gifts or courtesies might be considered offensive in that country. Although it might be difficult, MIS credit rating personnel must refuse any gifts, entertainment, or other things of value other than minor incidentals provided in the context of a business interaction. All other Moody's employees should consult the Compliance department if they encounter a situation in which the gift, entertainment, or other thing of value exceeds these rules, but their refusal to accept would be seen as offensive.

For information regarding the giving of gifts, please refer to the Anti-Bribery and Anti-Corruption section of the Code.

❓ What should I do if I receive an inappropriate offer?

You should decline the request firmly and immediately. If you are asked by a business contact to take a bribe, kickback or other



prohibited payment or gift, you should tell the person that you will not consider the request, and immediately inform your manager and Moody's Legal department about the incident.

❓ What do I do if I receive a perishable gift?

MIS credit rating personnel may not keep even perishable gifts, such as food baskets, provided by rated entities and/or sponsors or agents of rated entities. Instead, when it is not practical to return the gifts to the sender, they should be donated to a public service or social service organization. In all other circumstances, employees that are not MIS credit rating personnel who receive a perishable gift that exceeds the $50 limit set out above may, with the approval of their manager and the Compliance department, share such gift with their office colleagues or donate it to a public service or social service organization.

❓ Can I accept a free pass to a conference or event hosted or organized by a third party that is not rated?

MIS credit rating personnel may only accept free passes or a waiver of registration fees to conferences/events if they are speaking or presenting at the conference/event. For more information, please consult Moody's Investors Service's Policy for Solicitation or Acceptance of Money, Gifts, Favors, or Entertainment, posted on the Company's intranet.

All other Moody's employees may accept free passes and/or fee waivers to conferences/events as long as there is a clear business purpose to the employee attending the conference/event.

? **I am presenting at a conference. May I accept reimbursement for my travel, lodging, and other incidental expenses?**

MIS credit rating personnel may not accept reimbursement (or direct payment of such expenses on your behalf) from a rated entity or any third party for: transportation, lodging, or incidental expenses incurred in connection with attendance at a conference or event organized in whole or in part by an entity rated by MIS, including where they are speaking or presenting at the conference or event. MIS credit rating personnel may accept reimbursement for travel expenses incurred where they are speaking or presenting at conferences or events hosted or organized by industry associations or other non-rated entities provided that the reimbursing party is not a rated entity.

All other Moody's employees, may accept reimbursement for travel-related expenses when they are speaking/presenting at a conference, as these are not considered gifts under the Code. However, such reimbursement (or direct payment of such expenses on your behalf) must be for your individual travel, lodging, meals, and other reasonable expenses. You should not accept reimbursement for lavish or extravagant travel, lodging, or other expenses. You also may not be reimbursed for the travel or other expenses of any family members or other non-Moody's employees who accompany you.

Vendor Selection

The Company will purchase all of its services and supplies on the basis of quality, price, and service. The fact that a vendor is also a customer of the Company shall not be the basis for making purchasing decisions. Moreover, as discussed in the Conflicts of Interest section above, conflicts of interest may arise from the personal relationship of a Moody's employee with an employee of a vendor. As a result, you may not participate in the selection of a vendor if you or an immediate relation has a personal interest or other significant business interest in such entity.

Intellectual Property

When you perform work, in the course of your employment, for Moody's, Moody's owns all intellectual property rights in your work product ("Work Product"), to the extent permitted by applicable law, including but not limited to all copyrights, trademarks, patents, inventions, and know how associated with the Work Product. For clarity, as a matter of US copyright law, your Work Product is considered "work made for hire" created for Moody's. If for some reason any Work Product you create is not deemed work made for hire or does not belong to Moody's

by operation of applicable law, you assign and agree to assign to Moody's any and all of your right, title and interest in and to the Work Product, including all copyright (and all future copyright) and patent rights or, if applicable local law does not permit assignment of rights, you grant Moody's an exclusive, unlimited, worldwide, perpetual, royalty-free license to the Work Product, to the extent permitted by applicable law. In relation to any Work Product in which you have a moral right, to the extent permitted by applicable law, you irrevocably consent to Moody's using such Work Product in any manner that might otherwise infringe such moral right. If requested by Moody's, you will execute any further documents necessary to document Moody's ownership of the Work Product. When you develop new Work Product, you will disclose it promptly to Moody's. You agree not to use or misappropriate any third party intellectual property, confidential or proprietary information, or trade secrets in creating Work Product or performing any service for Moody's.

Unauthorized Copying or Use

Generally, it is against the law to make copies of legally protected works of others or to use them without proper permission. Wrongful copying of copyrighted materials can result in personal, as well as Company, liability.

Protected works include most publications, computer software, video and audio tapes or files, and certain databases. In addition, protected works may include material displayed or published on websites, including articles, musical recordings (such as MP3 files), graphic designs, photographic images, and audiovisual materials.

As employees of a company whose business is based on its valuable intellectual property, we must be especially sensitive to the intellectual property rights of others. You must not, when preparing any Work Product (including any presentation to or publication for Moody's employees, customers, investors, or other third parties), copy or use any protected works prepared by any other person who is not a Moody's employee, or was not a Moody's employee when such work was prepared, unless you: (a) acknowledge the use of such other person's protected works and identify in the relevant Work Product, at a minimum, the name of the author, publisher, and owner of the protected works; and (b) obtain the consent in writing of the owner of the protected works if more than an insubstantial portion of the protected work is used. Moody's Legal department can assist you in determining whether such written consent is required.

In some circumstances, applicable laws do permit certain

"fair use" or "fair dealing" of protected works, but this right is limited and reliance on it should be made only in consultation with Moody's Legal department.

❓ When is copying permitted?

These are some of the limited circumstances where copying by the Company may be permitted, depending upon applicable law or the Terms of Use of the website that you may be copying from:

» Preparing a new work summarizing others' copyrighted material and including it in Company publications or reports together with brief quotations.

» Occasional copying of a small portion of an outside publication (e.g., an article or book), citing that publication (but not any extensive or regular copying of an outside publication to reduce subscription costs and broaden internal distribution).

» Making a copy of a computer program as an archival or backup copy.

» Forwarding a link to a website where information of interest is published.

Some of these examples may still be prohibited due to confidentiality obligations to third parties or contractual restrictions. The circumstances under which copying by the Company is permitted may differ from jurisdiction to jurisdiction depending on each jurisdiction's intellectual property laws, as well as the specific facts relating to the copying. If you have any questions about whether copying is permitted, please consult Moody's Legal department.

EXAMPLE:
A company pays $1,000 a year for its one subscription to a weekly industry newsletter. It would not be a fair use to make 12 complete copies of such newsletter each week for its regional sales managers. It may be a fair use to occasionally copy a limited excerpt from the newsletter and circulate it to the regional offices, but not if such copying would effectively serve as a substitute for the subscription. Consult the Moody's Legal department for any specific questions in this area.

Protecting Moody's Trade Secrets and Proprietary Information

We need to maintain the confidentiality of the Company's trade secrets and other proprietary information. Employees and directors may learn facts about Moody's business, plans, or operations that Moody's has not disclosed to its competitors or the general public. Examples of Company trade secrets and proprietary information may include, but are not limited to, sensitive information such as customer lists, the terms offered or prices charged to customers, non-public algorithms, formulas, or methodologies, marketing or strategic plans, potential acquisitions, or proprietary product designs or product systems developments. Employees and directors may not disclose such information externally except, in the ordinary course of their authorized business activities, to parties with whom Moody's has entered into agreements containing appropriate confidentiality obligations. This restriction applies equally to the trade secrets of our customers. If you have questions about whether disclosure of a particular trade secret or proprietary information to a third party is permitted, please consult Moody's Legal department.

Use of Company Resources

Moody's money, materials, supplies, technology and information resources (including computer systems and voice mail systems, and all copies of documents, messages and/or other information that are created, sent, received, or stored on these systems) are Company property and must not be used to advance your personal interests. Employees must use the Company's technology resources in accordance with the Moody's IT Use Policy, which is available on the Company's intranet.

Each of us has a duty to protect the Company's assets and to use them efficiently. Theft, carelessness, and waste have a direct impact on the Company's profitability. We should take measures to prevent damage to and theft or misuse of Company property. Except as discussed below and in the IT Use Policy, Company assets, including Company time, equipment, materials, resources, and information, must be used for business purposes only. Personal calls from office telephones should be kept to a reasonable minimum. Similarly, use of Company's technology resources, including computers and the Internet, for personal matters should be kept to a reasonable minimum, and any such usage must be consistent with the Moody's IT Use Policy. In no instances should such personal use of Company telephones or computers interfere with your work commitments. Further, employees may not use Company office space for personal meetings, for example, meetings with personal financial advisors.

Under no circumstances may an employee use the Company's technology resources to transmit, download, display, otherwise disseminate, or condone the receipt of any sexually explicit material or any material containing ethnic slurs, racial epithets, or anything that may be perceived as harassment of others

based on their race, color, sex, gender, age, religion or religious creed, national origin, ancestry, citizenship, marital status, sexual orientation, gender identity, gender expression, genetic information, physical or mental disability, military or veteran status, or any other characteristic protected by law. Employees encountering or receiving such material should immediately report the incident to their manager or to the People Team.

As outlined in the Moody's IT Use Policy, employees should be aware that, subject to applicable law, they have no proprietary interest in and no reasonable expectation of privacy while using any Company technology resources such as computer equipment, voice mail equipment or networking equipment, including electronic mail, collaboration tools, instant messaging, SMS / text messages, or similar technologies. To the extent permitted by applicable law, Moody's reserves the right to monitor any and all use of Company technology resources and any communications transmitted or received through technology resources without notice to any employee and at any time. Such activities may be undertaken for a range of purposes, including but not limited to the following: to protect the security of Moody's documents, data, information, and systems; to maintain quality standards; to provide business continuity and record retention when an employee is absent (for whatever reason) or when an employee has left the Company; to respond to any subpoena, judicial order, or other request of any governmental agency or authority; to investigate where Moody's has a legitimate and reasonable concern that an employee or former employee has engaged in wrongdoing, unlawful or illegal acts, or may be in breach of Company requirements or policies;

or as the Company's business needs may otherwise require. To the extent permitted by applicable law, the results of any such review, audit, inspection, interception, access, or disclosure may be used for disciplinary purposes or in legal proceedings. To the extent permitted by applicable law, your use of Company computer, voice mail, and electronic communications systems constitutes your acknowledgement and understanding of the foregoing rights of Moody's and your consent to them.

Any employee who wishes to avoid inspection of any private personal data should not use Company equipment for personal matters or save any private personal data on Company computer storage devices.

When you leave the Company, all Company property must be returned to the Company.

Safeguarding Moody's Technology Resources

Employees are responsible for safeguarding their passwords for access to all Company technology resources, including computer and voice mail systems. Individual passwords must not be given to others, nor should employees access any account on Company computer and voice mail systems other than their own, except for Moody's IT department in connection with technical support. Employees must safeguard the laptops, smart phones, or any other technology resources provided to them by the Company and should exercise the highest standard of care reasonable and appropriate to the circumstances to prevent such technology resources from being lost, stolen, or accessed by an unauthorized person.



Each of us has a duty to protect the Company's assets and to use them efficiently.

The Company has also installed a number of security features and controls, such as firewalls, proxy servers, and anti-malware software, to protect its technology resources and information. You should never disable or attempt to evade the operation of these security features.

If you suspect or become aware of any unauthorized access to, acquisition of, or loss, damage, or misuse of, any Moody's technology resources, or information maintained on, or handled by any technology resource, or any other incident in which the security of Moody's technology resources or information systems may have been compromised, you must immediately report such incident to Moody's Help Desk.

Use of Personal Electronic Devices

Employees' use of any type of personal electronic devices while conducting any Moody's business is subject to relevant Moody's policies, including the IT Use Policy, and, where relevant, any agreement relating to use of a personal mobile device.

Approved employees may be provided with remote access to Moody's technology resources through a secure Virtual Private Network ("VPN"). In addition, approved employees may be permitted to access Moody's technology resources through certain models of personally-owned mobile computing devices using a Moody's selected third-party downloadable software application.

You should not inadvertently disclose confidential information using your personal electronic devices. For example, when attending Moody's meetings or traveling for business, do not publicize your activities or location on social media sites or otherwise, including through GPS-based mobile applications, because this could alert others about non-public events or information.

Employees are reminded that affirmatively downloading, copying, saving, creating, or working on any Moody's files containing Moody's confidential or proprietary information on any system or device that is not a Moody's technology resource, including personally owned devices, is not permitted.

Social Media

Moody's recognizes that social media has become an important tool for various aspects of Moody's businesses, and that access to certain social media sites (e.g., LinkedIn, Twitter, etc.) for legitimate business purposes may be useful for employees in connection with their roles and responsibilities within Moody's. However, Moody's has determined that it is in the Company's best interest to block access to certain social media sites from Moody's network, including certain sites that are primarily used for personal communications, such as Facebook. In addition, Moody's has established a Corporate Social Media Policy and Procedures that set forth requirements and best practices for employees who wish to engage in social media activities on Moody's behalf. Moody's also has separate Personal Social Media Guidelines that apply to personal social media activities that Moody's employees may choose to undertake as individuals on their own time. These documents are posted on the Company's intranet. If you have additional questions, you may consult a member of the Social Media Steering Committee or send an email to socialmedia@moodys.com.

Employees as Consultants/ Conversion of Consultants to Employees

Current Moody's employees may not be engaged to work as consultants, as independent contractors or as contract workers for the Company whether or not the work to be performed is related to the duties of the employee's position, and whether or not payment is made outside of normal payroll routines.

Further, you must obtain written approval from Moody's Legal department to engage a current or former Moody's employee as a consultant, independent contractor or contract worker for Moody's. In addition, the Moody's Legal department and People Team should be consulted in situations in which an individual who has worked as a consultant, independent contractor, or contract worker for Moody's wishes to become a Moody's employee.

Independent Contractors/Contract Workers

No individual or entity may be engaged to provide services to Moody's (including as a consultant, temporary contract worker or independent contractor) except in accordance with Moody's Non-Employee Engagement Policy. For additional information about engaging consultants, contract workers or independent contractors (including staff augmentation resources), please consult Moody's Non-Employee Engagement Policy.



It is the duty of each employee to comply with all laws and regulations that apply to the Company's business.

How We Act with Integrity in the Global Community

Insider Trading and Market Abuse

Employees and directors who have access to confidential information are not permitted to use or share that information for purposes of trading securities (such as Moody's stock) or for any other purpose except the conduct of our business. The insider trading laws and regulations of the United States and many other jurisdictions prohibit buying, selling, or recommending that someone else buy or sell a company's securities while in possession of material non-public information about that company. In addition to heavy fines and lengthy prison terms, a violator in the United States or one who trades on a U.S. stock exchange can be required to pay civil penalties of up to three times the profit gained, or loss avoided, by certain unlawful transactions or disclosures. Moody's may also have to pay substantial fines. In other countries, such actions can lead to fines, public censure, compensation/restitution orders, and injunctions, as well as potential prison terms.

"Material" information is generally regarded as information that a reasonable investor would think important in deciding whether to buy, hold, or sell a security; in short, it is any information that could reasonably affect the price of the security. In other jurisdictions, "material" information may be referred to as "inside information" or "price-sensitive information."

Examples of material/inside information may include: sales results; earnings or estimates (including reaffirmations or changes to previously released earnings information); dividend actions; strategic plans; new products, discoveries or services; important personnel changes; acquisition and divestiture plans; financing plans; proposed securities offerings; marketing plans and joint ventures; government actions; major litigation, litigation developments, or potential claims; restructurings and recapitalizations; the negotiation or termination of major contracts; and potential or pending MIS rating actions.

EXAMPLE:

In connection with analyzing a U.S. issuer, an analyst reviews a non-public agreement that will allow the issuer to enter a very profitable new line of business. She tells her sister-in-law, who buys 1,000 shares of the issuer's stock. The day after the issuer publicly discloses the agreement, its stock price jumps $2 per share. The analyst has violated the U.S. insider trading laws, even though she did not personally make a profit.

As a general rule, an employee or director who has material information before it is publicly disclosed should wait until at least the third business day after it is disclosed so that the market has sufficient time to absorb the information before making the trade.

❓ What is "Tipping"?

You can violate the insider trading and "market abuse" laws by disclosing material non-public information to another person. If you make such a disclosure or use such information, you can be punished even if you yourself have no financial gain and, in some jurisdictions, even if you did not intend to engage in insider trading.

❓ Don't insider trading laws only apply in the United States?

No. Insider trading violates fundamental concepts of fairness that are a basic part of the Company's values. Employees working outside the United States can be charged under U.S. laws for insider trading in U.S. securities. In addition, many countries in which we do business have adopted insider trading and/or "market abuse" laws. Some of those laws are even broader than those in the United States. In France, for example, the penalties include substantial fines, as well as jail terms, and such conduct may constitute a breach of both insider dealing laws and regulations giving rise to separate penalties under such rules. The rules on market abuse apply in all countries in the European Union.

❓ I'm an employee in Shared Services so I don't receive material non-public information about issuers. Do these rules really apply to me?

Regardless of where you work in the Company, the insider trading laws apply to you. As a Moody's employee, you may learn information about Moody's business plans that could be material non-public information about Moody's or another company. For example, you may learn that Moody's plans to increase its ownership interest in an affiliate. That company's stock price may well change because of the purchase by Moody's. The same rules that apply to material non-public information about Moody's (or the issuers with which Moody's does business) also apply to material non-public information you learn about other companies.

Securities Trading

Moody's Policy for Securities Trading places additional limitations on the trading and ownership of certain securities by employees. In addition, to comply with legal requirements as well as facilitate internal monitoring, Moody's requires certain employees to adhere to reporting requirements relating to their securities holdings and transactions. For more information regarding the ownership and holding restrictions, as well as any reporting requirements you may have, please consult Moody's Policy for Securities Trading or contact a member of the Compliance department.

? Do I have to check with anyone before trading Moody's stock?

Unless you are an officer or director of Moody's Corporation or have been designated an "insider" by the Legal department because you regularly are in possession of material non-public information about the Company, you do not have to check with or report to anyone before trading Moody's stock. You may buy or sell Moody's stock whenever you wish as long as you are not in possession of material non-public information. If you have any doubt whether information you have is material, consult with a member of Moody's Legal department.

? What are the rules around the reallocation of Moody's securities in my Moody's profit participation plan?

You may not change the allocation of Moody's securities in your profit participation plan while in possession of material non-public information. However, it is not a violation for purchases to be made pursuant to elections you made previously while not aware of material non-public information, whether or not you possess material non-public information at the time the purchase is made.

Anti-Bribery and Anti-Corruption

You must not engage in commercial or public sector bribery. This means you or anyone acting on Moody's behalf cannot offer, promise, or give money, business courtesies, or anything else of value, directly or indirectly, to a business contact, including public officials, with the intent of receiving, or in exchange for having received, favorable treatment. You are also prohibited from "turning a blind eye" to the likelihood that an agent or other third party is or will be making an improper payment in connection with the Company's business. Anti-corruption laws in various jurisdictions, including the U.S. Foreign Corrupt Practices Act ("FCPA"), the UK Bribery Act 2010 ("UK Bribery Act") and



local country laws where Moody's operates, restrict companies' and employees' conduct in this area and subject Moody's and its employees to serious penalties for violations. Please consult the Anti-Bribery and Anti-Corruption Policy for further guidance.

Because Moody's may be liable for improper payments made by third parties acting on its behalf, Moody's employees who seek to engage certain third parties that will interact with customers or prospects, including public officials, on Moody's behalf must assure that such third parties are formally vetted before contracting for any services. Please consult the Covered Third Party Anti-Corruption Due Diligence and Contracting Procedures for further guidance.

The Company also is required to assure that its books and records accurately reflect the true nature of Company transactions, and to maintain internal accounting control systems designed to prevent and detect improper transactions. Accordingly, all information relating to business expenses or other costs incurred on behalf of the Company must be recorded accurately and with sufficient detail.

? When is it permissible to give business courtesies to business contacts?

Employees generally may give business courtesies (including gifts) to business contacts if they comply with the following requirements, as set forth in Moody's Anti-Bribery and Anti-Corruption Policy: (1) the cost must be reasonable and justifiable under the circumstances; (2) they must comply with applicable laws; (3) they must not reasonably be interpreted as an attempt to obtain or retain an improper business advantage, and must not reflect negatively on the reputation of Moody's or the recipient; (4) they must be bona fide and must relate directly to a legitimate business purpose; and (5) they must be supported by receipts and properly documented in accordance with any applicable expense reimbursement and accounting procedures. No business courtesies may be given, directly

or indirectly, to public officials without complying with all of these requirements, as well as the additional requirements set forth in Moody's Anti-Bribery and Anti-Corruption Policy. The Compliance department must approve in advance any business courtesies to be given to public officials.

If you have any questions regarding bribery and corruption matters, including questions about the application of local anti-bribery laws, please contact the Compliance department.

❓ What do I do if I receive an inappropriate request?

Decline the request firmly and immediately. If you are asked by a customer, public official, or other business contact to make a bribe, kickback, or other prohibited payment or gift, you should tell the person that you will not consider the request, and immediately inform your manager and Moody's Legal department about the incident.

Political Activities

Moody's encourages you to participate in the political process on your own time, as long as you take care not to imply that you are acting on behalf of Moody's. You should not permit your Moody's affiliation to be noted in any outside organization's materials or activities without the approval of Moody's Legal department unless you are serving as a Moody's representative.

Corporations are not permitted to make political contributions in connection with any election involving any United States federal office. There are similar laws in some states and other countries. Your personal contributions must not be made with, or reimbursed by, Company funds in U.S. federal campaigns or in other U.S. or foreign campaigns where it is illegal. Individual participation must be completely voluntary and must occur only during non-working hours. Political activity may not involve the use of Moody's funds, personnel time, equipment, supplies, or facilities.

Any proposed Company political contribution anywhere should be discussed in advance with Moody's Government, Public and Regulatory Affairs department.

Influencing legislation or "lobbying" is also restricted by the laws of the United States, certain states and other countries or subdivisions thereof. Moody's must report lobbying activities as required by these laws. This reporting may need to include any communications you have with any members of federal, state, or local legislative or executive office in the U.S. or members of legislative or executive office or other public officials in other jurisdictions for the purpose of influencing any action on the Company's behalf. Before taking a public position on government actions on behalf of

the Company, you must consult with Moody's Government, Public and Regulatory Affairs department. Employees who serve on government advisory boards should also be aware of applicable restrictions on their ability to promote Moody's business in conjunction with their work on such boards.

Economic and Trade Sanctions

Moody's complies with all economic sanctions-related laws and regulations and export controls in jurisdictions in which it operates. Economic sanctions rules prohibit or restrict trade with certain individuals, entities, nations and territories, or industries. You must not engage in any prohibited dealings, including transacting with or providing services, directly or indirectly, to:

» Any individual or entity (collectively, "person") located, organized, or ordinarily resident in a comprehensively sanctioned jurisdiction;

» Any entity 50 percent or more owned by a person or persons located in a comprehensively sanctioned jurisdiction;

» Any person subject to blocking or asset freeze sanctions, including entities owned 50 percent or more by a person or persons subject to blocking or asset freeze sanctions; or

» Any person where transacting with or providing those services to that person is itself prohibited under economic sanctions rules.

The most common economic sanctions measures are:

» Comprehensive embargoes imposing restrictions on a particular geography (or persons located therein), which under the U.S. sanctions regime currently includes Iran, Syria, North Korea, Cuba, and the Crimea, Donetsk, and Luhansk Regions of Ukraine. This list is subject to change at any time. Please contact the Legal department at economicsanctions@moodys.com for the most up-to-date list;

» "List-based" sanctions which impose prohibitions on transacting with certain persons identified on watchlists, such as the list of Specially Designated Nationals and Blocked Persons ("the SDN List") maintained by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), the Consolidated Sanctions List maintained by the European Union, or the Consolidated List of Financial Sanctions Targets in the United Kingdom maintained by the Office of Financial Sanctions Implementation ("OFSI"); and

» "Activity-related" sanctions, which impose more limited restrictions that target certain activities with specific persons.

If you have any questions related to economic sanctions at the Company, please contact the Legal department at economicsanctions@moodys.com. Employees may also use Moody's Integrity Hotline to report suspected violations of law, company policy, or procedure.

Please consult the Economic Sanctions and International Trade Compliance Policy for further guidance.

Export Compliance

The export or re-export of goods, including software utilizing encryption technology, may be subject to regulatory requirements.

You should contact Moody's Legal department at economicsanctions@moodys.com if you are:

» Unsure of export controls applicable to goods/technology/software;

» In need of information regarding local export laws; or

» Planning to transfer software using encryption technology to a country outside the United States by any means.

Please consult the Economic Sanctions and International Trade Compliance Policy for further guidance.

International Boycotts

There are two U.S. anti-boycott laws. One is set forth in the Export Administration Regulations ("EAR") and the other in the Internal Revenue Code ("IRC"). These laws are primarily aimed at prohibiting cooperation in the boycott against Israel sponsored by the Arab League and certain other countries but can apply in other cases. Similar anti-boycott laws may be imposed in other countries in which Moody's does business. You must contact the Moody's Legal department to resolve conflicts arising in connection with anti-boycott laws and immediately inform the Legal department of any boycott-related requests that you receive.

Anti-Money Laundering

Moody's complies with all applicable anti-money laundering ("AML") laws and related Know Your Customer ("KYC") and Enhanced Due Diligence ("EDD") requirements wherever it operates. Money laundering is the act of disguising illegally-gained funds so that they appear to come from legitimate sources. Typically, it involves three steps. First, the illegally-gained funds are introduced into a legitimate financial system. Then, the money is moved around to create confusion, sometimes by wiring or transferring through numerous accounts. Finally, it is integrated into the financial system through additional transactions until the illegally-gained funds appear to be "clean."

Although Moody's business activities generally do not expose the Company to the risk of being a conduit for money laundering activity, in certain jurisdictions, Moody's role in the financial transactions of others may subject its activity

to locally applicable AML laws or regulations and require the establishment of an AML program. In such jurisdictions, Moody's has implemented appropriate AML policies and programs.

Even where such a program is not required, however, if any Moody's employee has reason to believe that any customer is deriving its funds from illegal activity or engaging in any effort to conceal or disguise the nature, location, source, ownership, or control of funds that will be paid to Moody's or in connection with a transaction in which Moody's is involved, this should be reported immediately to Moody's Legal department.

Taxation

Failure of the Company to file tax returns promptly and accurately and to pay required taxes can result in severe penalties.

Immigration

All countries strictly regulate the entry of citizens of other countries and the right of persons from other countries to work there. Managers considering hiring non-citizens should be aware of local requirements, including the need for visas and other documentation.

Business in New Countries

The decision to expand Company operations into any country other than those in which we are qualified to do business may carry important legal and tax implications.

You should consult the Legal department about any issues that arise under these and other laws that apply to your job.

Government Investigations

Moody's cooperates as appropriate with investigations by the U.S. government, the governments of other countries, and their departments and agencies or judicial authorities. Moody's employees must never: (i) destroy, hide or alter any document or part of a document in anticipation of a request for those documents from a government agency or a court; (ii) lie or make any misleading statements to any government investigator, or in any deposition or other testimony; or (iii) attempt to influence an employee or any other person to engage in any of these acts.

Although Moody's cooperates as appropriate with governmental investigations and responds properly to valid legal process, Moody's also has legitimate and important interests to protect. For example, Moody's has important confidentiality obligations to its customers, including the obligation, in certain instances, to provide notice to those customers when requested or ordered to

provide information about them. To assist Moody's in complying with our obligations to our customers or others, and to ensure the accuracy of the information we provide, you should notify the Legal department if you are approached by a government investigator regarding Moody's or any of its customers.

This should in no way deter you from reporting any suspected wrongdoing at the Company to Moody's Integrity Hotline, the Legal department, or any of the other resources identified in this Code. Nothing herein or in any Moody's agreement shall limit your right to provide truthful disclosures to governmental or regulatory authorities that are protected under the whistleblower provisions of any applicable law or regulation. Moody's prohibits retaliation against any employee for making a good faith report of suspected wrongdoing to the Company or the government, or for cooperating with a government investigation. If you believe that you have been subject to retaliation for making a good faith report or for cooperating with a government investigation, you should report the matter to the Legal department immediately. Alternatively, you may report the matter to Moody's Integrity Hotline.

Civil Litigation

Like all companies, Moody's is sometimes involved in civil litigation, and you may be approached by lawyers for companies or people who have brought suit or may be thinking of bringing suit against the Company or one of our customers. You should contact the Legal department before responding to any questions about Moody's or our customers from lawyers or representatives of third parties who may be involved in or contemplating bringing a lawsuit against Moody's or our customers. Please be aware that you must contact the Legal department before providing such people with any information or records regarding Moody's or our customers.

Record Retention and Preservation Directives

Documents and other records (in all forms) must be retained for the periods of time specified by law and under Moody's record-retention policies, procedures, and rules.

Under appropriate circumstances relating to a government investigation and/or a civil litigation, Moody's will issue a record preservation directive to all employees who are likely to have in their possession records relevant to the subject matter of the investigation or litigation. Thus, from time to time, you may receive directives from the Legal department directing you to preserve all such records in your possession or under your control. If you receive such a directive, you must

not destroy or otherwise discard any records relating to the subject matter described in the directive, regardless of the place or manner in which those records are stored. If you have not received a record preservation directive but believe you have records related to a subpoena or pending or contemplated litigation, government investigation, or other proceeding, you must immediately contact the Legal department. In such circumstances, you must also retain and preserve all records that may be responsive to the subpoena or relevant to the litigation or investigation until you are advised by the Legal department on how to proceed. In addition, if you learn of a subpoena or a pending or contemplated litigation or government investigation, you must immediately contact the Legal department.

You must also affirmatively preserve from destruction all relevant records that without intervention would automatically be destroyed or erased (such as voice mail messages). Destruction of such records, even if inadvertent, could seriously prejudice the Company. The destruction or falsification of a record with the intent to impede, or that has the effect of impeding, a governmental investigation, audit or examination may lead to prosecution for obstruction of justice. If you are not sure whether a record may be destroyed, consult Moody's Legal department before doing so.

These retention obligations apply equally to Company records that you store in locations outside Moody's offices, including your home. Thus, if you have any records outside Moody's offices, you will be expected to provide any such records to the Legal department upon request. Furthermore, notwithstanding the other provisions of this Code, if you have any electronic records on your personal computer, smartphone, tablet or other electronic device, you may be asked to provide Moody's access to such personal electronic device so that the Legal department or an agent thereof may extract any Moody's records related to an ongoing investigation and/or litigation.

❓ Aren't my files, memos and emails confidential?

No. Except for certain "privileged" communications, all Company documents and computer files, including otherwise confidential communications and documents, may have to be disclosed to government enforcement organizations or private parties in investigations or lawsuits involving the Company. Please be aware that marking documents "restricted" or "confidential" may not protect them from being disclosed in court. Consult with Moody's Legal department about when communications with a lawyer are "privileged" and, therefore, may be protected from disclosure.



Reports of violations will be treated confidentially to the extent possible, and no person who reports a possible violation in good faith will be subject to retaliation.

Code Administration

Periodically, all Moody's employees and directors are required to certify that they have reviewed this Code of Business Conduct, understand it, and agree to be bound by its terms. In addition, as part of the certification process, employees and directors are provided an opportunity to disclose any previously unreported transactions or events that appear to be in violation of the Code.

Interpretation

The General Counsel of Moody's is responsible for interpreting and applying the Code to specific situations when questions arise. Any questions relating to how the Code should be interpreted or applied should be addressed to Moody's Legal department.

Investigations of Suspected Violations

Moody's will conduct a prompt, fair, and impartial investigation of all reports of suspected violations of the Code. Employees are required to cooperate as needed in investigations. While investigations may vary from case to case, they generally will include:

» conducting a review of the allegations;

» assessing whether any interim actions to protect the complaining party are necessary;

» conducting interviews of relevant parties;

» obtaining and reviewing relevant documents; and

» preparing a written report.

Moody's will then make a determination based on all evidence collected and will maintain the confidentiality of the investigation to the extent reasonably possible and as permitted by applicable laws. Moody's will also keep written documentation and associated documents in its records.

Upon completion of an investigation, Moody's will notify the person(s) who raised the concern and the subject(s) of the investigation's conclusion. Due to requirements under data protection laws in certain jurisdictions, Moody's may be obligated to inform the subject of a complaint that the complaint was filed, and how he or she can exercise their right to access and correct the information. The subject of the complaint will not be provided information identifying the person who reported the allegation unless required by local law.

If Moody's determines that a violation of the law or the Code has occurred, Moody's will take appropriate corrective and/or disciplinary action, up to and including termination, as warranted by the facts gathered during the investigation, subject to applicable law. If, during the course of an investigation,

Moody's also determines that any manager knew of inappropriate conduct and failed to report the conduct, Moody's will take appropriate corrective and/or disciplinary action, up to and including termination, subject to applicable law.

Employees and managers should not conduct their own preliminary investigations. Investigations of suspected violations may involve complex legal issues, and acting on your own may compromise the integrity of an investigation and adversely affect both you and the Company.

Enforcement of the Code

The principles set forth in this Code and other relevant Company policies and procedures will be enforced at all levels of the Company. The Company intends to use every reasonable effort to prevent the occurrence of conduct not in compliance with this Code and to halt any such conduct that may occur as soon as reasonably possible after its discovery. Subject to applicable law and agreements, Company personnel who violate this Code and other Company policies and procedures may be subject to disciplinary action, up to and including termination.

In some cases, compliance with the Code and other Company policies will be monitored by periodic audits, investigations or other reviews. In connection with any such audits, investigations or reviews, you are required to cooperate fully, provide truthful and accurate information, and respond to requests for certifications.

Waivers of the Code

While some Company policies must be strictly adhered to, in other cases, exceptions may be possible. If you believe that a waiver of any of the principles or policies articulated in this Code is appropriate in a particular case, you should contact an immediate supervisor first. If the immediate supervisor agrees that a waiver is appropriate, the approval of the Legal department must be sought. Directors and MCO Executive Officers who wish to obtain a waiver of the Code must make full disclosure of all facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors. Any waiver for directors and MCO Executive Officers must be approved by the Board as a whole and, to the extent required by law or regulation, promptly disclosed.

No Rights Created

This Code is a statement of the fundamental principles and certain key policies that govern the conduct of the Company's business. It is not intended to and does not create any obligations to or rights in any employee, director, customer, supplier, competitor, shareholder, or any other person or entity.

Key Contact Information

Moody's People Team

Maral Kazanjian
Chief People Officer
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-3422

Sophie Nappi
Senior Vice President – Global Talent Partner
One Canada Square
Canary Wharf
London, E14 5FA
United Kingdom
Telephone: (4420) 7772-5519

Anina Lo
Senior Vice President – Global Regional
Advisory
Moody's Asia-Pacific, Ltd
One Pacific Place, Floor 24
88 Queensway
Admiralty
Hong Kong
Telephone: (852) 3758-1622

Moody's Compliance Department

Andrew Weinberg
Chief Compliance Officer
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-3478

James Bodovitz
Designated Compliance Officer – MIS
Americas/Global Coordination
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-2849

Keith Stoddart
Designated Compliance Officer – MIS Asia
Pacific
Moody's Asia-Pacific, Ltd
One Pacific Place, Floor 24
88 Queensway
Admiralty
Hong Kong
Telephone: (852) 3758-1426

Barbara Sullivan
Designated Compliance Officer – MIS EMEA
One Canada Square
Canary Wharf
London, E14 5FA
United Kingdom
Telephone: (4420) 7772-5357

Jack Holleran
Designated Compliance Officer –
Moody's Analytics and
Moody's Shared Services
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-4398

Moody's Legal Department

John Goggins
Executive Vice President & General Counsel
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-1912

Moody's Internal Audit Department

Scott Kenney
Senior Vice President – Risk Management and
Chief Audit Executive
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-0482

Moody's Integrity Hotline

Via the Internet: https://moodys.ethicspoint.com

By telephone from Direct Dial jurisdictions: For the jurisdictions listed below, you can access the Integrity Hotline directly by dialing the phone number provided.

> **United States**: 1-866-330-MDYS (1-866-330-6397)
> **Belgium**: 0800 14 375
> **France**: 0 800 99 23 64
> **Hong Kong**: 800969419
> **India**: 000 800 919 1504
> **Singapore**: 8001207175
> **United Kingdom**: 0800 102 6525

By telephone from all other jurisdictions: Dial the AT&T Direct Dial Access® code for your location (listed below and at https://moodys.ethicspoint.com). Then, at the prompt, dial 866-330-MDYS (866-330-6397).

If there is no AT&T Direct Dial Access® Code listed for your location, dial your access code for U.S. calls (which you can find by contacting an international operator or by visiting the AT&T World Traveler website at https://www.business.att.com/collateral/access.html), wait for the tone or prompt, and then call 866-330-MDYS (866-330-6397).

AT&T Direct Dial Access® Codes

Argentina *(Argentina - Telecom)*	0-800-555-4288	Korea *(Korea Telecom)*	00-729-11
Argentina *(Telefonica)*	0-800-222-1288	Mauritius	01 120
Austria	0-800-200-288	Mexico	001-800-462-4240
Brazil *(Cellular)*	0-800-888-8288	Mexico *(Spanish Operator)*	001-800-658-5454
Brazil	0-800-890-0288	Mexico	01-800-288-2872
Bulgaria	00-800-0010	Mexico *(Por Cobrar Spanish)*	01-800-112-2020
Canada	1-866-330-6397	Netherlands	0800-022-9111
China *(Southern)*	10-811	Panama	800-0109
China *(Northern)*	108-888	Panama *(Spanish Operator)*	800-2288
Costa Rica	0-800-011-4114	Peru *(Telephonica – Spanish)*	0-800-50-000
Costa Rica	0-800-225-5288	Peru *(Telephonica)*	0-800-50-288
Costa Rica *(Spanish Operator)*	0-800-228-8288	Poland	0-0-800-111-1111
Czech Republic	00-800-222-55288	Portugal	800-800-128
Cyprus	800-900-10	Slovak Republic	0-800-000-101
Denmark	800-100-10	South Africa	0-800-99-0123
Germany	0-800-225-5288	Spain	900-99-0011
Ireland *(UIFN)*	00-800-222-55288	Sri Lanka *(outside Colombo)*	112-430-430
Ireland	1-800-550-000	Sri Lanka *(Colombo)*	2-430-430
Italy	800-172-444	Switzerland	0-800-890011
Japan *(NTT)*	0034-811-001	Sweden	020-799-111
Japan *(KDDI)*	00-539-111	Thailand	1-800-0001-33
Japan *(Softbank Telecom)*	00-663-5111	United Arab Emirates	8000-021
Korea *(Dacom)*	00-309-11	United Arab Emirates *(du)*	8000-555-66
Korea *(ONSE)*	00-369-11	United Arab Emirates *(Cellular)*	8000-061



Moody's



Code of Professional Conduct

February 2023

Moody's
INVESTORS SERVICE

Contents

Preamble

Financial markets should be efficient and fair to all market participants. Credit rating agencies play an important role in these markets. Moody's Investors Service ("MIS") provides information and opinions in the form of credit ratings and related research about the creditworthiness of issuers of securities and their financial obligations. Our credit ratings are forward-looking opinions that seek to measure relative credit loss. That is to say, they forecast the likelihood of default on a bond and the estimated severity of loss in the event of that bond's default.

Given the vast amount of information available to investors today, MIS helps investors and others sift through this information and analyze the credit risks they face when lending to a particular borrower, or when purchasing an issuer's debt or debt-like securities.1 MIS makes our public credit ratings available to investors globally on a contemporaneous basis, free of charge.

In order to enhance market understanding and confidence in MIS's credit ratings, MIS has adopted this Code of Professional Conduct (the "MIS Code" or this "Code"). Through this Code, MIS seeks to protect the quality and integrity of the rating process, so that investors and issuers are treated fairly, and to safeguard confidential information provided to us by issuers. To use MIS ratings effectively, the market should be informed of both their attributes and limitations. It is our responsibility to be as transparent as practicable with respect to our:

» rating methodologies;
» rating policies; and
» overall track record.

This Code, as well as the policies referenced, are accessible on MIS's public website(s).[2]

All references to MIS's public website(s) include www.ratings.moodys.com as well as MIS's regional websites such as www.moodys.com.br, as applicable.

The MIS Code is organized into five sections:[3]

» The Quality and Integrity of the Rating Process;
» Independence and Avoidance and/or Management of Conflicts of Interest;
» Responsibilities to the Investing Public and Issuers;
» Governance, Risk Management and Training; and
» Enforcement and Disclosure of the MIS Code and Communications with Market Participants.

---

[1] "Moody's assigns credit ratings to entities as well as different types of debts or financial obligations – including, for example, private loans, publicly and privately traded debt securities, preferred shares and other securities that offer a fixed or variable rate of return. For simplicity's sake, the term "debt and debt-like   securities" is used herein to refer to debt securities, preferred shares, and other financial obligations of these sorts."

[2] Although, in the interest of transparency, we have posted this Code and other related policies on MIS's public website(s), MIS does not assume, as a result of such public disclosure, any responsibility or liability to any third party arising out of or relating to this Code or those policies. The MIS Code is not part of any contract with any third party, and no third party shall have any right to enforce any of its provisions. MIS also retains complete discretion to revise this Code at any time to reflect changes in MIS ratings policies and procedures or to address changes in market, legal, or regulatory circumstances.

[3] The MIS Code has been structured in this manner in order to track the IOSCO Code as closely as possible.

I. Defined Terms

For the purposes of this document, the terms below, organized by category, are defined as follows:

Documents

1. The International Organization of Securities Commissions' Code of Conduct Fundamentals for Credit Rating Agencies ("IOSCO Code") is a framework Code of Conduct published on December 23, 2004 and subsequently revised in May 2008 and March 2015, by the International Organization of Securities Commissions. It was developed through cooperative efforts of international securities regulatory authorities, rating agencies, issuers, investors and other market participants. MIS has publicly endorsed the IOSCO Code.

2. The International Organization of Securities Commissions' Principles Regarding the Activities of Credit Rating Agencies ("IOSCO Principles") is a set of broad principles developed by the international regulatory community and published on September 25, 2003. The IOSCO Principles is the document upon which the IOSCO Code is based. MIS has publicly endorsed the IOSCO Principles.

3. The Moody's Corporation Code of Business Conduct ("MCO Code") is the code of conduct adopted by Moody's Corporation ("MCO").

4. The Moody's Investors Service Code of Professional Conduct ("MIS Code" or the "Code") is the code of conduct for MIS. The MIS Code governs the conduct of MIS, all MIS Employees and those relevant MCO Employees who support the MIS ratings process.

5. Rating Symbols and Definitions is a reference guide that sets out definitions of the rating symbols and rating scales used by MIS.

6. Securities Trading Policy is the Moody's Corporation Policy for Securities Trading.

Employee Types

1. An Analyst is any MIS Employee assigned to a ratings team with the title of Associate, Analyst or higher whose function is to a) assign or monitor Credit Ratings and, if applicable the related rating Outlook or rating Review, b) assist in drafting materials or developing deal specific models being considered for rating committees, or c) supervise MIS Employees included in (a) or (b) of this definition. The definition of "Analyst" excludes any MIS Employee assigned to a rating team who: (1) is not involved in the Credit Ratings process or (2) supports the Credit Rating process solely through administrative tasks, such as entering information into internal systems.

2. The DCO is the individual designated by MIS as a Designated Compliance Officer.

3. An Employee is any full-time or part-time employee of Moody's Corporation or its wholly owned subsidiaries, wherever located.

4. Management or Managers are those employees who have personnel management responsibilities.

5. The term MIS Employee means any full-time or part-time employee of MIS.

6. Rating Personnel includes Analysts as well as any other MIS Employees who have an analytical role involving the development, review or approval of procedures, methodologies or models used in providing Rating Services.

Organizational Structure

1. The Commercial Group is the MIS department that is responsible for business strategy and planning, new business origination, and business relationships with Issuers and Rated Entities.

2. The Compliance Department is the department that is responsible for assessing MIS's and its Employees' compliance with the policies and procedures described in this Code.

3. CSS (Credit Strategy and Standards Group) comprises several functions: the Methodology Development Group ("MDG"), which includes the Methodology Framework Group and the Default & Ratings Analytics; the Methodology Review Group ("MRG") which includes the Model Specifications Specialists Team; Ratings and Process Oversight Group ("RPO"); the Analytics and Technology Solutions group ("ATS"), which integrates MIS technology, quantitative and project capabilities and Strategy & Research ("S&R"). Each function currently reports to the MIS Chief Credit Officer.

4. MCO refers to Moody's Corporation and its majority-owned affiliates.

5. The MIS Board of Directors ("MIS Board") refers to the board of directors of Moody's Investors Service, Inc.

6. Moody's Investors Service, Inc. (MIS) refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Services and Products

1. Ancillary Services are those products and services that are not Credit Rating Services and which may include market forecasts, estimates of economic trends, pricing analysis or other general data analysis as well as related distribution services.

2. Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

3. A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories. (See Section II below.)

4. A Credit Rating Action is any one of the items below:

   I.   the assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

   II. the removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

   III. a change in a Credit Rating (i.e., upgrade or downgrade);

   IV. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

   V.   the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

   VI. an Affirmation of a Credit Rating; and

   VII. a Withdrawal of a Credit Rating.

5. A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS may also publish a Credit Rating Action related to public Credit Ratings on www.ratings.moodys.com that is not accompanied by a Credit Rating Announcement.

6. Credit Rating Services are those products and services offered with respect to Credit Ratings and, if applicable the related rating Outlook or rating Review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.

7. The Disclosure Form is a form that contains regulatory disclosures and is published on www.ratings.moodys.com for public Credit Ratings and in the rating folder of the Electronic Platform for Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings at the time a Credit Rating Action is published.

8. Non-Participating Credit Ratings are published Credit Ratings in which the Issuer has declined (expressly or through failure to respond to) MIS's offer to participate in the rating process on a going-forward basis.

9. Other Permissible Services are those products and services identified in MIS's Rating Symbols and Definitions, which are not Credit Rating Services or Ancillary Services.

10. Rating Services means any or all of the following: Credit Rating Services, Ancillary Services and/or Other Permissible Services.

11. Subsequent Ratings Process is the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

   I. Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

   II. Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

III. Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.

12. Unsolicited Credit Ratings

Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents.

Other

1. An Agent is any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

2. EU means the European Union.

3. A Family Member is any of the following:

    a. an Employee's spouse or domestic partner;

    b. a person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more than casual), whether or not they share financial responsibilities. This would not include typical roommate living arrangements;

    c. an Employee's minor or dependent children;

<ol type="a" start="4">
any other relative sharing the same household as an Employee;
any persons who do not live in the same household as an Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and
any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy):
<ol type="i">
whose managerial responsibilities are discharged by,
that is set up for the benefit of,
that is directly or indirectly controlled by, or
whose economic interests are substantially equivalent to the Employee or any Family Member.

<ol start="4">
Fee Discussions are any negotiations about fees for Rating Services and any discussions or correspondence (whether internal or external) relating to those negotiations.
Form NRSRO is the application filed by MIS with the U.S. Securities and Exchange Commission for registration as a Nationally Recognized Statistical Rating Organization (NRSRO).
An Issuer is any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term "Issuer" also includes the corporate parent or majority-owned subsidiary of an Issuer.
Issuer Confidential Information is any information received by MIS from an Issuer, its affiliates or its Agents in connection with the rating process or in connection with providing Ancillary Services or Other Permissible Services in respect of which MIS has received written notice specifically indicating the proprietary and confidential nature of the information. However, the term "Issuer Confidential Information" shall not include:
<ol type="a">
information that is publicly known;
information available to MIS on a non-confidential basis prior to disclosure by the Issuer, its affiliates or its Agents;
information that becomes available to MIS on a non-confidential basis from a third party not reasonably known by MIS to be bound by a confidentiality agreement with the Issuer or otherwise prohibited from making available such information;
information developed independently by MIS;
information that has been aggregated or transformed in such a way that it is no longer identified as relating to any individual Issuer; or
information that is approved for public disclosure in writing by the Issuer, its affiliates or its Agents.

Non-Public Information is information that has not been publicly disseminated (for example, through public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated news service; or the issuance of a proxy statement or prospectus).
The terms Own, Owning and Ownership refer to all methods by which an Employee may possess an interest in a Security or an account with a financial services institution, including direct ownership and beneficial ownership (i.e., sole or shared dispositive or voting power over a Security). For the purposes of this Code, direct ownership includes all Securities held in trust (other than a blind trust) and all Securities held in any individual retirement account (IRA) or 401(k) other than Moody's Profit Participation Investment Plan. For the purposes of this Code, Employees are deemed to be the beneficial owner of all Securities held by their Family Members.
Rated Entity(ies) means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.
Restricted List is a list of Securities by industry, geography or regulation, which an Employee and any Family Members of that Employee may not Own or Trade.
Security(ies) is any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective

investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds and unit investment trusts.

13. The term Trade (Including Trades, Traded and/or Trading) refers to any transaction by which a person acquires or divests himself/herself from an interest or position in a Security, including but not limited to purchases, sales, repurchase agreements, short sales, spread betting (and other forms of gambling on Securities) and entering into derivative transactions, including put options, calls and equity swaps as well as liquidating such derivative positions through purchase, sale or exercise.

UK means the United Kingdom.

II. What Are Credit Ratings?

A Credit Rating is an opinion regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Ratings are based on information obtained by MIS from sources believed by MIS to be accurate and reliable, including, but not limited to, Issuers and their Agents, as well as sources independent of the Issuer. MIS relies on Issuers and their Agents to provide information that is true, accurate, timely, complete and not misleading.

MIS adopts all necessary measures so that the information it uses in assigning a Credit Rating is of sufficient quality and from sources MIS considers to be reliable, including, when appropriate, independent third-party sources. However, MIS is not an auditor and cannot in every instance independently verify or validate information received in the rating process. Thus, in assigning a Credit Rating, MIS is in no way providing a guarantee with regard to the accuracy, timeliness, or completeness of factual information reflected, or contained, in the Credit Rating or any related MIS publication.

In the rating process, MIS maintains independence in its relationships with Issuers, investors, and other interested entities. MIS does not have a fiduciary relationship with the Issuer whose security is being rated (or any other party). Nor does MIS act as an advisor to the Issuers it rates. MIS may comment on the potential credit implications of proposed structural elements of a security, but MIS does not participate in the actual structuring of any security under consideration for a Credit Rating.

As a matter of policy, and in keeping with its role as an independent and objective publisher of opinions, MIS retains complete editorial control over the content of its Credit Ratings, credit opinions, commentary, and all related publications. MIS reserves the right at any time to suspend, modify, lower, raise or withdraw a Credit Rating, or place a rating on review in accordance with MIS policies and procedures. MIS editorial control includes its right to decide whether, and when, to issue a Credit Rating or publish any information or commentary, except in those rare instances where the public disclosure of a Credit Rating has been contractually limited (see Provision 3.4 below) or limited by applicable laws and regulations.

III. The Provisions

1. Quality and Integrity of the Rating Process

As described in the IOSCO Principles, MIS will endeavor to provide forward-looking opinions on the relative creditworthiness of Issuers of debt and debt instruments in order to help reduce the information asymmetry that exists between those Issuers and potential purchasers of their debt.

A. Quality of the Rating Process

1.1 Since Credit Ratings are probabilistic opinions about future creditworthiness, the performance of an individual Credit Rating will not be judged on the basis of the individual outcome, but on whether the individual Credit Rating was formed pursuant to MIS's established processes. Where possible, the performance of Credit Ratings collectively will be evaluated on the basis of how they perform on a statistical basis ex post (e.g., default studies, accuracy ratios, and stability measures).

1.2 MIS will develop and maintain rigorous and systematic rating methodologies. Where possible, resulting Credit Ratings will be periodically subjected to objective validation based on historical experience. MRG will be responsible for monitoring the

appropriateness and completeness of rating methodologies and procedures, and for the initial approval of significant changes to MIS's rating methodologies and procedures. The MIS Board must approve new or materially changed methodologies before their use.

1.3 In assessing an Issuer's or obligation's creditworthiness, Analysts will use MIS's published methodologies, where appropriate. Analysts will apply a given methodology in a consistent manner, as determined by MIS.

1.4 Credit Ratings will be determined by rating committees and not by any individual Analyst. Once a rating committee has determined the appropriate Credit Ratings to be assigned to a Rated Entity's debt classes (e.g., senior unsecured), or to debt issued under certain specific program documents, MIS will assign such Credit Ratings to such classes unless and until a subsequent rating committee determines otherwise.

    a. Debt issuance by a Rated Entity or under specific program documents may be routine (e.g., refinance), or may be material to the Rated Entity's creditworthiness or the program structure (e.g., a material change in the Rated Entity's leverage). It is the responsibility of the Analyst to monitor the Issuer's debt issuance and leverage and changes to program documents, and to bring material changes to the rating committee's attention. Credit Ratings that are:

        » assigned to securities that are issued over time pursuant to programs, series or categories of debt that are subject to an existing Credit Rating, or based on the pass-through of a primary Rated Entity's Credit Rating, derive their Credit Rating exclusively from the existing Credit Rating of the program, series, category of debt or primary Issuer, as the case may be, and the rating committee for the existing Credit Rating incorporates future issuances into its analysis.

        » A provisional notation may be removed from a Credit Rating when the applicable contingencies contemplated by the rating committee that assigned the provisional Credit Rating are deemed to have been fulfilled.

    Consequently, Credit Rating Actions with respect to these Credit Ratings are not subject to further analysis by a rating committee beyond the analysis conducted by the original rating committee for the existing Credit Rating.

    b. In producing a Credit Rating, MIS will consider all information known and believed to be relevant by the applicable Analyst and rating committee about an Issuer, including information received from a source other than the Issuer or underwriter that the applicable Analyst and rating committee find credible and potentially significant to a rating decision in a manner generally consistent with MIS's published methodologies. MIS will establish, maintain and enforce policies and controls to assure that the Credit Ratings it disseminates are based on a thorough analysis of all such information. In formulating Credit Ratings, MIS will employ Analysts who, individually or collectively (for rating committees), have appropriate knowledge and experience in developing a rating opinion for the type of Issuer or credit being analyzed.

1.5 MIS will comply with its record retention policies and applicable laws when maintaining records used to support its Credit Rating processes. MIS will establish, maintain and enforce policies and controls so that its Employees comply with MIS's record retention policies and with applicable laws governing retention and disposition of records. MIS Employees will familiarize themselves with MIS's record retention policies, and periodically certify their compliance with such policies.

1.6 MIS and its Analysts will establish, maintain and enforce policies and controls to avoid issuing any Credit Ratings that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an Issuer or obligation.

1.7 MIS will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, MIS will assess whether it is able to devote sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, MIS will make such limitation clear in a prominent place. MIS adopts all necessary measures so that the information it uses in assigning a Rating is of sufficient quality and from sources MIS considers to be reliable including, when appropriate, independent third-party sources. In cases involving new types of financial products, MIS will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. MIS will require the relevant functions within CSS to:

1.7.1   review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures MIS has rated;

1.7.2   at least once every twelve months, MRG will review the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) MIS uses; and

1.7.3   assess whether existing methodologies and models for determining Credit Ratings of structured products are appropriate when MIS determines that the risk characteristics of the assets underlying a structured product have materially changed.

1.8   MIS will organize its rating committees to promote continuity and avoid bias in the rating process.

B. Monitoring and Updating

1.9   MIS will allocate adequate personnel and financial resources to monitoring and updating its Credit Ratings on a timely basis. Once a Credit Rating is published, and unless it is withdrawn, MIS will:

    a.   at least once in any twelve month period,4 review the creditworthiness of the Issuer or other relevant entity or obligation;

    b.   initiate a review of the status of the Credit Rating upon becoming aware of any information that might reasonably be expected to result in a Credit Rating Action, including withdrawing a Credit Rating consistent with the applicable methodologies; and

    c.   update on a timely basis the Credit Rating, as appropriate, based on the results of any such review referred to in a. or b. above. In addition, upon adoption of a new or revised rating methodology, MIS will review the impact of the new or revised methodology to outstanding Credit Ratings and take any necessary Credit Rating Action, within a reasonable period of time.

    Where practicable, MIS will leverage available information and expertise in the monitoring process. MIS will apply changes in relevant key rating assumptions both to current and newly assigned Credit Ratings.

1.10   Where MIS uses separate analytical teams for assigning initial Credit Ratings and for monitoring such Credit Ratings, each team will have the requisite level of experience and resources to perform its respective functions in a timely manner. MIS will also evaluate internal processes and market trends in order to maintain operational flexibility to allocate resources needed to monitor existing Credit Ratings and conduct reviews on a timely basis.

1.11   MIS will establish, maintain and enforce policies and controls relating to the publication of Credit Rating Announcements that announce Credit Rating Actions, including the withdrawal of a public Credit Rating on an Issuer or obligation (except for routine debt maturities, calls, or redemptions).

C. Integrity of the Rating Process

1.12   MIS Employees will comply with all applicable laws and regulations governing their activities in the jurisdictions in which they operate. For greater certainty, to the extent that a provision in the MIS Code is inconsistent with applicable laws and regulations in a jurisdiction in which MIS operates, then that provision in the MIS Code will not apply in that jurisdiction to the extent of the inconsistency.

1.13   MIS and its Employees will deal fairly and honestly with Issuers, Rated Entities, investors, other market participants, and the public.

1.14   MIS will hold its Employees to high standards of integrity. MIS will not knowingly employ any individuals with demonstrably compromised integrity, subject to applicable law.

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4 The frequency of review may be shorter in certain jurisdictions.

1.15 MIS and its Employees will not, either implicitly or explicitly, give any assurance or guarantee of a particular Credit Rating prior to a rating committee. This does not preclude MIS from developing preliminary feedback in connection with its ratings analysis.

In addition, MIS and its Employees will not make a promise or threat about potential Credit Rating Actions to influence Rated Entities, investors, or other market participants to pay for Credit Ratings or other services.

1.16 MIS will not:

a.   provide rating advisory services;
b.   act as a broker or dealer engaged in the business of underwriting securities or money market instruments; or
c.   have a financial or controlling interest in an entity rated by MIS or any of its "Credit Rating Affiliates" identified in Item 3 of MIS's Annual Certification of Form NRSRO available on MIS's public website(s).

1.17 MIS Employees are prohibited from making proposals or recommendations to an obligor or Issuer, underwriter or sponsor of an obligation about the corporate or legal structure, assets, liabilities or activities of an obligor or Issuer. Consistent with this prohibition, in assessing credit risk, MIS Employees may properly hold a series of discussions with an Issuer, Rated Entity, or its Agents in order to:

1.   understand and incorporate into their analysis the particular facts and features and any modification thereof, as proposed by the Issuer, Rated Entity, or its Agents; and
2.   explain to the Issuer, Rated Entity or its Agents the Credit Rating implications of MIS's methodologies as applied to the Issuer or obligation.

1.18 While Employees are not expected to be experts in the law, they are expected (and in some cases required by applicable laws and regulations) to report activities of which they are aware that a reasonable person would question as a potential violation of applicable laws and regulations or this Code. All MIS Employees outside the EU and UK are obligated to report these issues promptly to the Compliance Department or through Moody's Integrity Hotline. Employees in the EU and UK are encouraged to report such violations. MIS Employees within the EU and UK are required to report all suspected legal violations to the Compliance Department. In accordance with the MCO Code, Employees also may report such matters on a confidential basis by calling the Moody's Integrity Hotline. The Compliance Department will take appropriate action, as determined by the applicable laws and regulations of the jurisdiction and the policies and procedures established by MIS.

1.19 Management prohibits retaliation by any Employee or by MIS itself against any Employee who, in good faith, reports a possible violation of the law, regulation or this Code.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. General

2.1   MIS will not forbear or refrain from taking a Credit Rating Action, or from initiating or concluding a review of a Credit Rating, based on the potential effect (economic, political, or otherwise) of the action on MIS, an Issuer, Rated Entity, investor or other market participant.

2.2   MIS and its Employees will use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

2.3   The determination of a Credit Rating will be influenced only by factors relevant to the credit assessment.

2.4   The Credit Rating MIS assigns to an Issuer or obligation will not be affected by the existence of, or potential for, a business relationship between MIS (or MCO) and the Issuer (or its affiliates), or any other party, or the non-existence of any such relationship.

2.5   MIS will separate, operationally and legally, and if practicable, physically, its Credit Rating Services and Analysts from any other business that may present a conflict of interest. MIS will disclose on its public website(s) any Ancillary Services and Other Permissible Services it offers. If MIS intends to offer new Other Permissible Services or Ancillary Services, MIS will first

consult with the Compliance or Legal Department. MIS will establish, maintain and enforce policies and controls designed to minimize the likelihood that conflicts of interest with MIS's Credit Rating Services will arise, or to appropriately manage those conflicts that may arise, in connection with MIS's provision of Ancillary Services and/or Other Permissible Services.

B. Procedures and Policies

2.6 MIS will establish, maintain and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the determination of Credit Ratings, or the approval of new or revised Credit Rating.

As more fully described and disclosed in its Annual Certification to Form NRSRO (which is available on MIS's public website), MIS has established policies to address and manage the following conflicts, among others:

a. MIS is paid by Issuers or underwriters to determine Credit Ratings with respect to securities, obligations or money market instruments they issue or underwrite;

b. MIS is paid by obligors to determine Credit Ratings of those obligors;

c. MIS is paid by investors to determine Credit Ratings with respect to securities, obligations or money market instruments;

d. in addition to Credit Ratings, MIS provides other services, including but not limited to Rating Assessment Services, to Issuers or obligors that may be subject to a Credit Rating by MIS. MIS is paid for these other services by the requesting Issuer or obligor; and

e. MIS may issue Credit Ratings covering, and/or requested by, entities that may have significant financial interest (i.e., 5% or more of outstanding shares) in MCO, MIS's parent company.

2.7 MIS's disclosures of known actual and potential conflicts of interest will be complete, timely, clear, concise, specific, and prominently displayed. Such disclosures will be made on MIS's public website(s).

2.8 MIS will disclose the general nature of its compensation arrangements with Rated Entities.

a. MIS does not provide consulting services. MIS does not receive from Rated Entities compensation unrelated to its Rating Services. If MIS were to receive from a Rated Entity compensation unrelated to its Rating Services, MIS would disclose the proportion such fees constitute against the fees MIS receives from the Rated Entity for Rating Services.

b. MIS will disclose if it receives 10 percent or more of its annual net billings from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber).

2.9 MIS will not engage in any securities (including derivatives) trading that presents actual or potential conflicts of interest with MIS's rating-related activities.

2.10 In instances where Rated Entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to MIS, the Rating Personnel who participate in the determination of Credit Ratings or approval of rating methodologies that apply to such Rated Entities or obligors will be separate from the Employees responsible for interacting with the officials of those Rated Entities or the obligor (e.g., government regulators) regarding supervisory matters.

C. Analyst And Employee Independence

2.11 Reporting lines for Employees and their compensation arrangements will be organized to eliminate or effectively manage actual and potential conflicts of interest.

a. Analysts will not be compensated or evaluated on the basis of the amount of revenue that MIS derives from Rated Entities:

<ol type="i">
that the Analyst rates; or
with which the Analyst regularly interacts; or
over which the Analyst has approval or oversight responsibility.

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MIS will conduct formal and periodic reviews of compensation policies and practices for its Employees who participate in, or who might otherwise have an effect on, the Credit Rating process to determine that these policies and practices do not compromise the objectivity of the Credit Rating process or Employees.

2.12 MIS has implemented a separation of its rating and commercial activities. Rating Personnel will not participate in Fee Discussions. or sales and marketing activities, or be influenced by sales and marketing considerations. Employees in the MIS Commercial Group will not participate in the determination or monitoring of Credit Ratings or in the development or approval of models or methodologies used in providing Rating Services.

2.13 As described in more detail in various policies, Employees will not approve, participate in or otherwise influence the determination of the Credit Rating of any particular Issuer, Rated Entity or obligation if the Employee:

<ol type="a">
owns Securities (including derivatives of Securities) issued, guaranteed or otherwise supported by the Rated Entity, its affiliates or any of the identified third parties;
has a Family Member who owns Securities (including derivatives of Securities) issued, guaranteed or otherwise supported by the Rated Entity, its affiliates or any of the identified third parties;
has had a recent employment or other significant business relationship with the Rated Entity, its affiliates or any of the identified third parties, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;
has an immediate relation (i.e., a spouse, partner, parent, child, or sibling) who works for the Rated Entity, its affiliates or any of the identified third parties, in circumstances where this employment relationship either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;
has, or had, any other relationship with the Rated Entity, its affiliates or any of the identified third parties, or any related entity thereof that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;
has, or had initiated, or participated in Fee Discussions with the Rated Entity, its affiliates or any of the identified third parties, (excluding accidental receipt of fee information with participation from the MIS Employee and clearance in accordance with the Procedure for Fee Discussion); or
has received gifts or entertainment or cash from the Rated Entity, its affiliates or any of the identified third parties, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems unacceptable in accordance with the Policy for Solicitation or Acceptance of Money, Gifts, Favors or Entertainment.

2.14 In accordance with the Securities Trading Policy, Employees who are involved in the rating process and their Family Members are prohibited from buying, selling or engaging in any transaction in any Security (including a derivative of any Security) issued, guaranteed, or otherwise supported by any Issuer or entity within such Employee's Restricted List(s).

2.15 In accordance with the Policy for Solicitation or Acceptance of Money, Gifts, Favors or Entertainment, MIS maintains prohibitions on soliciting or accepting money, gifts, favors, services or entertainment from any Rated Entity or any sponsor of any Rated Entity or its Agents. All Rating Personnel are required to obey these prohibitions. In addition, all MIS Employees must comply with the gift provisions in the MCO Code.

2.16 Any Analyst or Manager who becomes involved in any personal relationship that may create an actual or potential conflict of interest (including, for example, any personal relationship with an employee of a Rated Entity or Agent of such entity within his or her area of analytic responsibility), will be required, subject to applicable law, to disclose such relationship to his or her Manager or a member of the Compliance Department. Based on the assessment of this information, MIS will take appropriate steps to mitigate an actual or potential conflict.

2.17 Where an Analyst or any other MIS Employee who participates in determining or monitoring Credit Ratings leaves the employ of MIS and becomes an employee of a Rated Entity, underwriter, or sponsor of obligations the Analyst or other Employee was involved in rating or of a financial firm with which he or she had dealings as part of his or her duties at MIS, MIS will conduct a look-back review of such Analyst's or Employee's work in accordance with applicable laws and regulations. Where required by laws and regulations, MIS will report to the regulatory authorities those instances where MIS becomes aware within the time period specified by the relevant regulatory authority, that a former MIS Employee has obtained employment with such an entity after his or her employment with MIS.

3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

3.1 MIS will disclose as soon as practicable its public Credit Rating Actions regarding the Issuers, debt and debt-like obligations it rates.

3.2 MIS will make its public Credit Ratings and public Credit Rating Announcements available to the public on a non-selective basis without cost, and provide transparency on how the relevant entity or obligation is rated. Such public Credit Ratings and public Credit Rating Announcements will be posted on Moody's public website(s).

    a. MIS may also publish on its public website(s) a Credit Rating Action related to a public Credit Rating that is not accompanied by a Credit Rating Announcement.

3.3 MIS will encourage structured finance Issuers and originators of structured finance products to publicly disclose all relevant information regarding these products.

3.4 Upon the request of a Rated Entity and at MIS's sole discretion, MIS may agree to keep a Credit Rating confidential. However, if an Issuer or obligation— including a tranche of a structured finance security — already carries a public Credit Rating from MIS, all subsequent decisions to change or discontinue such Credit Rating will be made available to the public on a non-selective basis without cost.

3.5 MIS will publicly disclose its policies for distributing and withdrawing Credit Ratings and will keep such policies current.

3.6 For each Credit Rating Action, MIS will disclose in the Credit Rating Announcement and/or Disclosure Form certain information consistent with the law in the jurisdiction in which an MIS credit rating affiliate issuing a rating operates, including but not limited to:

    a. a reference to the date of the last associated Credit Rating Announcement, if any (sometimes via referral to an alternative source);

    b. a summary of the key elements of the rationale underlying the Credit Rating;

    c. a summary of the key rating assumptions/factors and sensitivity analysis of the relevant key rating assumptions/factors;

    d. language to indicate which substantially material sources of information were used to prepare the Credit Rating;

    e. a description of the attributes and limitations of the Credit Rating so as to indicate whether MIS considers satisfactory the quality of information available on the Rated Entity and/or debt; and

    f. a reference to the principal methodology (ies) and model(s) used to determine the Credit Rating. MIS will explain if a Credit Rating is based on more than one principal methodology and if a review of only one methodology might cause financial market professionals to overlook other important aspects of the Credit Rating. In the Credit Rating Announcement, MIS will indicate where methodologies and other important aspects factored into Credit Ratings can be found. The Credit Rating Announcement may refer to published documents on MIS's public website(s) where applicable.

3.7 MIS will publicly disclose sufficient information about its rating committee process, procedures, methodologies, and any assumptions about the published financial statements that deviate materially from information contained in the Issuer's

published financial statements so that investors and other users of Credit Ratings can understand how a Credit Rating was determined. The rating symbols and rating scales used by MIS are publicly disclosed in its Rating Symbols and Definitions handbook available on MIS's public website(s).

    a. MIS will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating so that a financial market professional can understand the basis for the Credit Rating. Where practical, MIS will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in MIS's underlying Credit Rating assumptions.

    b. MIS will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of MIS's Credit Rating Announcements and research reports (e.g., "Aa3(sf)") when referring to a specific Credit Rating.

    c. MIS will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MIS verifies the information provided to it by the Issuer or originator of a rated security. This information should assist investors and other users of Credit Ratings in developing a greater understanding of what a Credit Rating is. MIS is subject to regulations in various markets globally and such regulations do not state or imply that the regulatory authorities endorse MIS Credit Ratings nor may MIS use its registration status to advertise the quality of its Credit Ratings.

3.8   Where required by applicable law or regulation or otherwise feasible and appropriate, prior to issuing or revising a Credit Rating, MIS will inform the Rated Entity of the critical information and principal considerations upon which the Credit Rating is based and afford the Rated Entity an opportunity to submit additional factual information not previously available to MIS or to clarify any likely factual misperceptions or other matters it considers relevant in order to produce a well- informed Credit Rating. MIS will duly evaluate the Rated Entity's response. Where in particular circumstances MIS has not informed the Rated Entity prior to issuing or revising a Credit Rating, MIS will inform the Rated Entity as soon as practicable thereafter and, generally, will explain the reason for the delay.

3.9   Where not precluded by specific circumstances, MIS will allow the Issuer a brief period of time, which may vary depending on the circumstances and jurisdictional requirements, to notify MIS of the Issuer's desire to appeal the Credit Rating decision. Appeals may be granted where MIS is provided new or additional information that was not available to or considered by the rating committee.

3.10 In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, MIS will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial professionals in drawing performance comparisons between credit rating agencies. Upon request, MIS will provide Credit Ratings data to regulatory authorities to allow those authorities to conduct their own evaluation of Credit Ratings performance.

3.11 In order to promote transparency regarding the nature of MIS's interactions with Rated Entities, and in accordance with the MIS Policy for Designating Non-Participating Rated Entities, MIS will publicly designate and disclose the names of Rated Entities that decline to participate in the rating process.

3.12 As a publisher of opinions about credit, MIS reserves the right at any time to initiate and issue Unsolicited Credit Ratings[5] if MIS believes: (i) the MIS initiated Unsolicited Credit Rating would provide an informational benefit to market participants; or (ii) the amount of the total debt or debt-like obligations issued is significant; or (iii) the type of security or Rated Entity is new to the market; or (iv) the Credit Rating is analytically relevant for other analysis that MIS provides to the market; and (v) it has sufficient information to support adequate analysis and, if applicable, ongoing monitoring. In accordance with MIS's

policies and procedures on designating Unsolicited Credit Ratings, when a Unsolicited Credit Rating is initiated by MIS, MIS will not seek or accept remuneration for the relevant Credit Rating from the Issuer or its Agents for at least one year after the publication of such Credit Rating. MIS's policies on Unsolicited Credit Ratings can be accessed on MIS's public website. This provision only applies to those Unsolicited Credit Ratings initiated by MIS.

3.13 MIS will publicly disclose via press release and posting on MIS's public website(s) any material modifications to its rating methodologies and related significant practices, procedures, and processes. Where feasible and appropriate or otherwise required by local law, disclosure of such material modifications will be made subject to a "request for comment" from market participants prior to their implementation. MIS will carefully consider the various uses of Credit Ratings before modifying its rating methodologies, practices, procedures, and processes.

3.14 As a publisher of credit research related to its Credit Ratings, MIS will seek to provide clear, accurate, transparent, and high quality research about Rated Entities and Issuers. Research sales will be separated from the research and rating process in ways that help protect the latter activities from improper conflicts of interest. As provided elsewhere in this section, Issuer Confidential Information and Non-Public Information about MIS's future Credit Rating Actions may not be selectively disclosed to research subscribers or others.

B. Treatment of Issuer Confidential Information and Non-Public Information

3.15 MIS will:

3.15.1 Establish, maintain and enforce policies and controls to:

a. Preserve the confidentiality of Issuer Confidential Information;
b. Prevent disclosure of Non-Public Information related to Credit Ratings, including pending Credit Rating Actions; and
c. Prevent violations of applicable laws and regulations governing the treatment and use of Issuer Confidential Information and/or material Non-Public Information.

3.15.2 Refrain from publicly disclosing Issuer Confidential Information in Credit Rating Announcements, or through research, conferences, or conversations with investors, other issuers, or any other persons unless MIS has received permission from the Issuer, its affiliates or its Agents.

3.15.3 Notwithstanding the foregoing, MIS shall not be restricted from:

a. publishing any Credit Rating or other opinion regarding a particular security or transaction which incorporates Issuer Confidential Information as long as: (i) the Issuer Confidential Information is not specifically disclosed and (ii) the disclosure is made publicly so that the opinion is available to investors generally;
b. using third party contractors or Agents bound by appropriate confidentiality obligations to assist in any aspect of the ratings process or related business activities;
c. disclosing information as required by any applicable law, rule, or regulation, or at the request of any governmental agency or authority; or
d. disclosing information to third parties with an independent legal right to receive it.

3.16 MIS and its Employees will use Issuer Confidential Information only as follows: (i) for purposes related to its Rating Services; (ii) in a manner consistent with the MIS-MA Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. MIS will maintain and enforce policies and controls to this effect.

3.17 MIS will maintain and enforce policies and controls that require its Employees to take all reasonable measures to protect all property and records belonging to or in possession of MIS from fraud, theft, and misuse.

3.18 In accordance with the MCO Code and the Securities Trading Policy, Employees and their Family Members will be prohibited from engaging in transactions in Securities (including derivatives) when the Employee possesses Non-Public Information

related to the Issuer of such Securities, or information relating to pending Credit Rating Actions affecting either the Securities or the Issuer of such Securities.

3.19   Employees will familiarize themselves with the Securities Trading Policy, and periodically certify their compliance as required by such policy.

3.20   Employees will not disclose Non-Public Information regarding pending Credit Ratings, except to the relevant Issuer or its Agents, or as required by applicable law or regulation.

3.21   MIS Employees will not share Issuer Confidential Information or Non-Public Information within MIS except as necessary in connection with its business. MIS Employees will not share Issuer Confidential Information with employees of any affiliated entities except to the extent: (i) such employees are acting as Agents or contractors of MIS with respect to Rating Services, and require such information in order to carry out those duties; (ii) such use is permitted by the MIS-MA Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. MIS Employees will not share Issuer Confidential Information with employees of any affiliated entities that are not bound by appropriate confidentiality obligations.

3.22   Employees will not use or share Issuer Confidential Information for any purpose except as otherwise provided in this Code.

3.23   Except as required under any applicable law, rule, regulation, or at the proper request of any governmental agency or authority, Non-Public Information relating to a Credit Rating, including MIS's internal deliberations and the identities of persons who participated in a rating committee, will be kept strictly confidential and will not be disclosed to persons outside of MIS except on a "need- to-know" basis and where such persons are bound by appropriate confidentiality provisions.

C. Referring Tips To Law Enforcement Or Regulatory Authorities

3.24   MIS may be required to refer to appropriate law enforcement or regulatory authorities any information that MIS has received from a third party and finds credible that alleges that an Issuer of securities rated by MIS has committed or is committing a violation of law that has not been adjudicated by the relevant court. MIS is not required to verify the accuracy of the information alleging the material violation of law.

4. Governance, Risk Management and Training

4.1   Business management is responsible for the implementation and the enforcement of the MIS Code. The MIS Board oversees these responsibilities.

4.2   MCO has established an Enterprise Risk Management Group charged with identifying principal risks across MCO, including within MIS's businesses.

4.3   MIS will adopt and maintain an appropriate continuing education program for Analysts and will establish, maintain and enforce appropriate policies and controls to verify that Analysts undergo required training. Within this continuing education program, Analysts will receive training on content updates as they emerge and will be required to demonstrate their understanding of this content via periodic testing. MIS will designate one or more appropriate Employees to implement and oversee the continuing education program, The Compliance Department will be responsible for periodic training in connection with the MCO Code and the MIS Code, as well as other relevant Compliance policies, including those relating to securities trading and protection of confidential information and/or Non-Public Information. The Compliance Department also will establish controls to verify completion of such training.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.1   The provisions of this Code are derived primarily from the IOSCO Principles and the IOSCO Code. However, MIS has made certain modifications to more closely align this Code with MIS's business model and practices, as well as the laws adopted by various regulators globally. .

5.2 With respect to the subjective standards that are incorporated in this Code, MIS will use its good faith efforts in implementing such standards.

5.3 MIS will publish in a prominent position on its public website(s) links to (1) the MIS Code; (2) a general description of the methodologies MIS uses in assigning Credit Ratings; (3) information about MIS's historic Credit Rating(s) performance; and (4) any other such disclosures required under this Code.

5.4 The Compliance Department will be responsible for assessing adherence to the various procedural provisions of this Code. The reporting line of the Compliance Department will be independent of MIS's Credit Rating activities. Neither MIS's DCOs, nor any other Employee within the Compliance Department, may: (1) perform Credit Ratings; (2) participate in the development of ratings methodologies or models; (3) perform sales and marketing functions; or (4) participate in establishing compensation levels, other than for Compliance Department employees. In addition, all Employees in the Compliance Department will be required to certify to the MIS Code and its requirements upon commencement of their employment by MIS and annually thereafter. The DCOs are responsible for implementation and enforcement of these requirements within the Compliance Department. An Employee who becomes aware of a breach of this Code will be required to report such breach to the Compliance Department.

    5.4.1 Compensation of the DCOs will not be linked to MIS's financial performance and will be arranged so as to promote and not impair the independence of the DCOs and the Compliance Department.

    5.4.2 On an annual basis the Compliance Department will review MIS's compliance during the prior calendar year with MIS's policies and procedures that relate to ratings-related activities, including any material changes to the MIS Code, the MCO Code and MIS's conflict of interest policies, and prepare a confidential, annual compliance report. Where required by law such annual compliance report also will address MIS's compliance with relevant securities laws.

5.5 The MIS Board of Directors oversees MIS's policies and procedures that relate to ratings-related activities and conflicts of interest, its internal control systems for such policies and procedures, and its compensation and promotion policies and practices,

5.6 MIS will establish, maintain and enforce policies and controls for receiving, reviewing, retaining, and handling complaints, including those that are provided on a confidential basis, as set forth in the Policy for the Receipt, Review and Retention of External Complaints. The Compliance Department will conduct a review of all relevant complaints in accordance with its policies and procedures and will make a determination whether any further escalation is necessary.

Appendices

MIS Employees are required to adhere to the Global MIS Code and those country specific requirements set forth in the following appendices, as appropriate. The information contained in each appendix is applicable only to the specified country in the relevant appendix.

In some cases the provisions listed in these appendices supersede those in the MIS Code while in other cases they augment what is in the MIS Code. As a result, Employees may need to cross reference the MIS Code in order to apply the country-specific provisions contained in these appendices.

All references to MIS in the MIS Code are references to all MIS entities except where otherwise noted. Situations where local laws or regulations take precedence over the provisions of the Code are noted in the applicable appendix to this document, In the event of a conflict between the Code and the relevant appendix, the latter shall prevail.

Appendix A – MIS Canada

Moody's Canada Inc. ("MIS Canada") is a Designated Rating Organization ("DRO") under National Instrument 25-101 ("NI 25-101"). The MIS Code along with this "Appendix A -- MIS Canada" ("Appendix A") have been adopted to satisfy the requirements of NI 25-101 for MIS Canada and govern the conduct of MIS Canada and all MIS Canada Employees in performing Credit Rating activities.

The provisions of the MIS Code and this Appendix A describing MIS Canada's conduct, including without limitation conduct to assure specified outcomes, should be interpreted as expressing MIS Canada's intention to establish, maintain and enforce policies and controls reasonably designed to achieve the objectives set out in the relevant provision.

III. The Provisions

1. Quality and Integrity of the Rating Process

A. Quality of the Rating Process

1.7

a. MIS will require the applicable function within CSS to comply with provisions 1.7.1 through 1.7.3 and to report regularly to the MIS Board of Directors regarding the reviews or assessments referred to in provisions 1.7.1 through 1.7.3.

1.8 MIS Canada will organize its rating committees to assure continuity and regularity and avoid, or manage effectively, conflicts of interest in the performance of credit rating activities.

B. Monitoring and Updating

1.9

a. If there is a major change in a Credit Rating methodology, model or key rating assumption, MIS Canada will identify the Credit Ratings likely to be affected by the change and, at the same time as or as soon as possible after announcing the change, disclose a description of Credit Ratings likely to be affected. MIS Canada will place the Credit Ratings likely to be affected by the change on review, complete such review within six months of the announcement of the change in methodology, model or key rating assumption and update on a timely basis the Credit Rating, as appropriate, based on the results of such review.

D. Governance and Internal Controls

1.20 The MIS Board of Directors will be responsible for the functions that a board of directors of a designated rating organization is required to perform pursuant to applicable laws and regulations in Canada. The MIS Board of Directors will monitor the following:

a. the development of credit rating policy and methodologies used by MIS Canada in its Credit Rating activities;
b. the effectiveness of MIS Canada's internal control system in relation to Credit Rating activities;
c. the effectiveness of measures and procedures reasonably designed to assure that any conflicts of interest are identified and either eliminated or managed and disclosed, as appropriate; and
d. MIS Canada's compliance and governance processes, including the performance of MRG.

1.21 MIS Canada will not issue a Credit Rating unless a majority of the MIS Board of Directors, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee MIS Canada's business activities. At least one independent member and one other board member of the MIS Board of Directors will have what a reasonable person would consider to be in-depth knowledge and experience at a senior level regarding the markets in structured finance instruments.

1.22 MIS Canada will not issue a Credit Rating if a member of the MIS Board of Directors participated in any determination involving a specific Credit Rating in which the member has a financial interest in the outcome of the Credit Rating.

1.23 MIS will not compensate an independent member of the MIS Board of Directors in a manner or in an amount that would cause a reasonable person to conclude that the compensation is linked to the business performance of MIS Canada or its affiliates. MIS will only compensate directors in a manner that preserves the directors' independence.

1.24 MIS Canada will design reasonable administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems. MIS Canada will implement

and maintain decision-making procedures and organizational structures that clearly and in a documented manner specify reporting lines and allocate functions and responsibilities.

1.25 MIS Canada will monitor and evaluate the adequacy and effectiveness of its administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems and take any measures that it determines may be necessary to address any deficiencies it identifies.

1.26 MIS Canada will not outsource activities to entities outside of MCO and its related entities if MIS Canada reasonably believes that doing so would impair materially the effectiveness of its internal controls or the ability of the securities regulatory authorities with jurisdiction over MIS Canada to conduct compliance reviews of MIS Canada's compliance with securities legislation or the MIS Code. MIS Canada will not outsource the functions or duties of the DCO to an entity outside of MCO and its related entities.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. General

2.4

a. MIS Canada will not rate an Issuer that is linked to MIS Canada by control.

2.5

a. MIS Canada will disclose on MIS's public website(s) whether it has provided any Ancillary Services or Other Permissible Services (other than confidential assessment services) to a Rated Entity within two years preceding the Credit Rating Action relating to that Rated Entity.

B. Procedures and Policies

2.8

a. If MIS receives 10 percent or more of its annual net billings from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber), MIS Canada will disclose this fact and the identity of the particular Issuer, originator, arranger or subscriber.

C. Analyst and Employee Independence

2.18 MIS Canada will prohibit an Analyst from participating in determining a Credit Rating for a particular Rated Entity or obligation where the Analyst is an officer or director of that Rated Entity or in the case of structured finance instruments, a Related Third Party of the Rated Entity. MIS Canada will disclose in a timely manner if a Credit Rating may have been affected by such a conflict.

3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

3.7

a. MIS Canada will disclose on an ongoing basis information concerning all structured finance instruments submitted to it for its initial review.

b. MIS Canada will state the level of assessment it has performed concerning the due diligence processes carried out at the level of the underlying financial instruments or other assets of the structured finance instrument. MIS Canada also will disclose whether it has undertaken any assessment of such due diligence processes or whether it has relied on a third-party assessment and how the outcome of such assessment impacts the Credit Rating.

c. MIS Canada will disclose in its Credit Rating Announcements whether the Credit Rating has been disclosed to the Issuer or its designated agent(s) and amended following that disclosure before being issued.

3.12 MIS Canada reserves the right at any time to initiate and issue Credit Ratings not requested by the Rated Entity if MIS Canada believes: (i) the Unsolicited Credit Rating would provide an informational benefit to market participants; or (ii) the amount of the total debt or debt-like obligations issued is significant; or (iii) the type of security or Rated Entity is new to the market; or (iv) the Credit Rating is analytically relevant for other analysis that MIS Canada provides to the market; and (v) it has sufficient information to support adequate analysis and, if applicable, ongoing monitoring. In accordance with MIS Canada's policies and procedures on designating Unsolicited Credit Ratings, when MIS Canada initiates and issues a Credit Rating, MIS or MIS Canada will not seek or accept remuneration for the relevant Credit Rating from the Issuer or its Agents for at least one year after the publication of such Credit Rating. MIS Canada's policies on Unsolicited Credit Ratings can be accessed on MIS's public website.

5. Enforcement and Disclosure of the MIS Canada Code and Communication with Market Participants

5.7 MIS Canada will not waive any provisions of the MIS Code and Appendix A, unless the Compliance Department grants a written waiver in particular circumstances. If the provision or provisions in the MIS Code and this Appendix A for which a waiver is sought apply to an individual, the individual must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the individual's Manager and the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the relevant individual to request the waiver on a timely basis, then the individual's Manager may request the waiver. If the provision or provisions in the MIS Code and this Appendix A for which a waiver is sought apply to MIS Canada, then an officer of MIS Canada must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the DCO for Canada to grant the waiver on a timely basis, then the DCO for Canada's Manager, the DCO for Europe, the Middle East and Africa, the DCO for Asia-Pacific, or MCO's general counsel may grant the waiver.

Appendix B – MIS Hong Kong

Moody's Investors Service Hong Kong Limited ("MISHK") is licensed with Hong Kong's Securities and Futures Commission (the "SFC"), under the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) to provide Credit Rating Services. The Code along with this "Appendix B -- MIS Hong Kong" ("Appendix B") have been adopted to satisfy paragraph 68 of the SFC's Code of Conduct for Persons Providing Credit Rating. The MIS Code and Appendix B govern the conduct of MISHK, its Directors, all MISHK Employees, and all Licensed Persons in connection with Providing Credit Rating Services on behalf of MISHK.

I. Defined Terms

Defined terms used in this Appendix B shall have the meaning ascribed to them in the MIS Code unless otherwise defined or the context requires otherwise.

For the purposes of this Appendix B, the terms below are defined as follows:

1. Contingent Fees are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by MISHK. A fee is not regarded as being contingent if established by a court or other public authority.
2. A Director is any individual who is appointed to MISHK's board of directors.
3. Licensed Representative is an individual who is granted a license under section 120(1) or section 121(1) of the SFO to Provide Credit Rating Services for MISHK to which he/she accredited.
4. Responsible Officer ("RO") refers to a Licensed Representative approved as a responsible officer under section 126 of the SFO to supervise MISHK's Provision of Credit Rating Services.
5. Licensed Persons means Licensed Representatives and RO.
6. Providing Credit Rating Services means:
    a. preparing Credit Ratings for dissemination to the public, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so disseminated; or
    b. preparing Credit Ratings for distribution by subscription, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so distributed but does not include:

        i.   preparing, pursuant to a request made by a person, a Credit Rating which is exclusively prepared for, and provided to, the person and that is neither intended for dissemination to the public or distribution by subscription, whether in Hong Kong or elsewhere, nor reasonably expected to be so disseminated or distributed; or
        ii. gathering, collating, disseminating or distributing information concerning the indebtedness or credit history of any person.

7. The SFC CRA Code refers to Hong Kong's Securities and Futures Commission's Code of Conduct for Persons Providing Credit Rating Services.
8. The SFO refers to the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) which governs Providing Credit Rating Services.

III. The Provisions

1. Quality and Integrity of the Rating Process

A. Quality of the Rating Process

1.4.1   MISHK will document reporting lines and allocate functions and responsibilities.

1.7   MISHK will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, MISHK will assess whether it is able to devote sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, MIS will make such limitation clear in a prominent place. MISHK adopts reasonable measures designed to assure that it has the appropriate knowledge and expertise, and that the information it uses in determining Credit Ratings is of sufficient quality and obtained from reliable sources to support a high-quality Credit Rating. MISHK will refrain from assigning a Credit Rating, and will ensure that any existing Credit Rating is withdrawn, if MISHK does not have sufficient quality information to support a credible Credit Rating. In cases involving new types of financial products, MISHK will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. MISHK will require the applicable function within CSS review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures MISHK currently rates;

1.7.1   at least once every twelve months,
(a) MRG will review the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) MISHK uses; and
(b) a function(s) within MIS that is independent of the business lines should review the adequacy and effectiveness of its systems and internal control mechanisms. The findings of any such review will be comprehensively recorded in a written report, a copy of which should be provided to the SFC forthwith upon its completion. MISHK will take appropriate measures to address any deficiencies identified during the course of any such review.

1.7.2   MRG will assess whether existing methodologies and models for determining Credit Ratings of structured finance products are appropriate when MISHK determines that the risk characteristics of the assets underlying a structured finance product change materially. MISHK will refrain from issuing a Credit Rating in cases where the complexity or structure of a new type of structured finance product or the lack of robust data about the assets underlying the structured finance product raise serious questions as to whether MISHK can determine a credible Credit Rating.

1.8

a.   Where practicable, in view of MISHK's staffing resources, Licensed Representatives who are involved in the Credit Rating process may be subject to an appropriate rotation mechanism which will provide for gradual change in rating teams after appropriate assessment is made by MISHK.

B. Monitoring and Updating

1.9.1   MISHK will apply changes in relevant methodologies, models or key rating assumptions both to current and newly assigned Credit Ratings. MISHK will review affected Credit Ratings as soon as possible and not later than six months after the change, and will in the meantime place those Credit Ratings under review.

1.11

    a. Where a Credit Rating is made available to the public, MISHK will in a timely manner publicly announce (or assure that its affiliate publicly announces) if the Credit Rating is withdrawn (except for routine debt maturities, calls, or redemptions). Such public announcement will include full reasons for such withdrawal, indicate the date the Credit Rating was last updated, and note that the Credit Rating will no longer being updated.

C. Integrity of the Rating Process

    a. All MISHK Employees and Licensed Persons are obligated to report issues covered by this Code and Appendix B promptly to the MISHK Compliance Officer or RO who will take appropriate action.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. General

2.5

    a. MISHK will not carry on any business which can reasonably be considered to give rise to any conflict of interest in relation to its business of Providing Credit Rating Services. MISHK will have in place procedures and mechanisms designed to minimize the likelihood of conflicts of interest arising, and to identify any conflict of interest should it arise, in relation to the conduct by it of any Ancillary Services and Other Permissible Services. MISHK will consider why Ancillary Services and Other Permissible Services cannot reasonably be considered to have the potential to give rise to any conflict of interest with MISHK's Credit Rating business.

    b. MISHK will not enter into any Contingent Fee arrangement for Providing Credit Rating Services.

B. Procedures and Policies

2.8 MISHK will disclose the general nature of its compensation arrangements with Rated Entities.

    a. MISHK does not provide consulting services. MISHK does not receive from Rated Entities compensation unrelated to its Credit Rating Services. If MISHK or MIS were to receive from a Rated Entity compensation unrelated to its Credit Rating Services, MISHK would disclose the proportion such fees constitute against the total fees MISHK or MIS receives from the Rated Entity for Credit Rating Services.

    b. MISHK will disclose if it receives 5 percent or more of its annual net billings, or in combination with MIS receives 5 percent or more of their combined annual net billings, from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber). MISHK will disclose the parties from which such annual net billings is received.

C. Analysts And Employees Independence

2.13.1 MISHK also will establish, maintain and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, other actual or potential conflicts of interest that may influence the judgment and analyses of Employees who are involved in Credit Rating decisions.

3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

3.3

    a. MISHK will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed MISHK that all relevant information regarding the underlying issue has been publicly disclosed, (2) such information has not been disclosed, or (3) the Issuer or originator has not informed MISHK whether such public disclosure had been made.

3.4

    a. MISHK may provide private ratings in accordance with its policy.

3.6

    a. a clear prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

    b. an indication if the debt security or preferred share is being newly issued, and whether MISHK is providing a Credit Rating on the debt security or preferred share for the first time;

    c. the extent to which MISHK has examined the quality of information used in the rating process and whether it is satisfied with the quality of information on which it bases its Rating on; and

    d. all material sources, including the Rated Entity and, where appropriate, a related party of the Rated Entity, which were used to prepare the Credit Rating. An indication should also be given as to whether the Credit Rating has been disclosed to the Rated Entity or to its related party and, following such disclosure, whether the Credit Rating has been amended before being issued.

3.7 MISHK will publicly disclose sufficient and easily comprehensible information about its rating committee process, procedures, methodologies, and any assumptions (including financial statements that deviate materially from information contained in the Issuer's published financial statements) so that investors and other users of Credit Ratings can understand how a Credit Rating assessment was made. This information will include (but will not be limited to) the meaning of each rating category, the definition of default or recovery, and the time horizon MISHK used when making a rating decision. The rating symbols and rating scales used by MISHK are publicly disclosed in MIS's Rating Symbols and Definitions handbook available on MIS's public website(s).

    a. MISHK will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating and an indication of any expected change in the Credit Rating so that a financial market professional can understand the basis for the Credit Rating. To the extent practical, MISHK will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in MISHK's underlying Credit Rating assumptions.

    b. MISHK will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of MISHK's Credit Rating Announcements and research reports -- e.g., "Aa3(sf)" when referring to a specific Credit Rating.

    c. MISHK will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MISHK verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is. MIS is subject to regulations in various markets globally and such regulations

do not state or imply that the regulatory authorities endorse MIS Credit Ratings nor may MIS use its registration status to advertise the quality of its Credit Ratings.

d. MISHK will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages MISHK to provide a final rating.

e. MISHK will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

f. MISHK will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

a. In addition, MISHK should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the rating, MISHK will explain this.

3.12

a. Where MISHK publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether MISHK was provided access to accounts or other internal documents of the Issuer or its related party.

3.13

a. When methodologies, models or key rating assumptions used in preparing any of its Credit Ratings are changed, MISHK will immediately disclose the likely scope of Credit Ratings to be affected by using the same means of communication as was used for the distribution of the affected Credit Ratings.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.1 The provisions of the MIS Code and this Appendix B are derived primarily from the SFC CRA Code, the IOSCO Principles and the IOSCO Code. However, MISHK has made certain modifications to more closely align the MIS Code and this Appendix B with its business model and practices, as well as the laws adopted by various regulators globally. Such modifications to the MIS Code will be specifically identified and explained in a report outlining compliance with the MIS Code and explaining any deviations that may exist between the MIS Code and the IOSCO Code. MISHK will provide the SFC with a description of how the MIS Code and this Appendix B will be implemented and enforced.

5.3

a. MISHK will also disclose on a timely basis any changes to this Code.

5.4

a. The Compliance Department also will be responsible for assessing adherence to any law, rules, regulations, codes or other requirements which apply to MISHK and are issued, administered, or enforced by the SFC or any other regulatory authority or agency.

5.7 MISHK will maintain functions (either within MISHK or MIS) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8 On an annual basis, MISHK will publish certain information about itself including the following:

    b.   internal control mechanisms adopted to assure the quality of Credit Rating activities;

    c.   its record-keeping policy; and

    d.   its management and representative rotation policy.

Appendix D - MIS Singapore

Moody's Investors Service Singapore Pte. Ltd. ("MIS Singapore") is licensed with the Monetary Authority of Singapore ("MAS") under the Securities and Futures Act 2001 to conduct the regulated activity of Providing Credit Rating Services. The Code along with this "Appendix D -- MIS Singapore" ("Appendix D") have been adopted to satisfy paragraph 10.1 of the MAS's Code of Conduct for Credit Rating Agencies. The MIS Code and Appendix D govern the conduct of MIS Singapore, its Directors, Employees and all Licensed Persons in connection with Providing Credit Rating Services on behalf of MIS Singapore.

I. Defined Terms

For the purposes of this Appendix, the terms below are defined as follows

1. **Contingent Fees** are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by MIS Singapore. A fee is not regarded as being contingent if established by a court or other public authority.

2. A **Director** is any individual who is appointed to MIS Singapore's board of directors and approved by the MAS.

3. A **Licensed Person** refers to any individual who has been notified and approved by the MAS as an "appointed representative" of MIS Singapore, as defined in section 2(1) of the SFA.

4. The **MAS** refers to the Monetary Authority of Singapore.

5. The **MAS CRA Code** refers to the MAS's Code of Conduct for Credit Rating Agencies.

6. **Providing Credit Rating Services** means preparing, whether wholly or partly in Singapore, Credit Ratings in relation to activities in the securities and futures industry for:

   a. dissemination, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so disseminated; or

   b. distribution by subscription, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so distributed, but does not include —

   i. preparing a private credit rating pursuant to an individual order which is intended to be provided exclusively to the person who placed the order and not intended for public disclosure or distribution by subscription; or

   ii. preparing credit scores, credit scoring systems or similar assessments related to obligations arising from consumer, commercial or industrial relationships.

7. A **Representative** is an individual, as defined in section 2(1) of the SFA, who is appointed and registered under section 99B of the SFA to carry on the Regulated Activity for MIS Singapore.

8. The **SFA** refers to the Securities and Futures Act 2001.

III. The Provisions

1. Quality and Integrity of the Rating Process

A. Quality Of The Rating Process

1.4

    a.   MIS Singapore will document reporting lines and allocate functions and responsibilities.

B. Monitoring And Updating

1.9

The review described in (c) above will take place as soon as possible and in any case not later than 6 months after the change and, before the review is carried out, MIS Singapore should place those Credit Ratings under observation.

1.11

    a.   Where a Credit Rating is made available to the public, MIS Singapore will in a timely manner publicly announce if the Credit Rating is withdrawn (except for routine debt maturities, calls, or redemptions). Such public announcement will indicate the date the Credit Rating was last updated and note that the Credit Rating will no longer being updated.

2. Independence and Avoidance and/or Management of Conflicts of Interest

D. General

2.5

    a.   On a periodic basis, MIS Singapore will disclose on MIS's public website(s) any Ancillary Services and Other Permissible Services that it conducts.

    b.   MIS Singapore will not enter into any Contingent Fee arrangement for Providing Credit Rating Services.

E. Procedures And Policies

2.8

    a.   MIS Singapore will disclose if it receives 5 percent or more of its annual net billings from a single Rated Entity Issuer, originator, arranger or subscriber (including any affiliates of the Rated Entity, Issuer, originator, arranger, or subscriber).

F. Analyst And Employee Independence

2.13

    a.   has an immediate relation (i.e., a spouse, partner, parent, child, or sibling, step-parent, adopted or step-child or step-sibling) who works for the Rated Entity, its affiliates or any of the identified third parties, in circumstances where this employment relationship either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

2.14

    a.   MIS Singapore's Licensed Persons will comply with Regulations 4 (Register of Interests in Securities) and 4A (Place at which register is kept)of the Securities and Futures (Licensing and Conduct of Business) Regulations.

3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

3.3

    a.   MIS Singapore will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed MIS Singapore that all relevant information regarding the underlying issue has been publicly disclosed, (2) such information has not been disclosed, or (3) the Issuer or originator has not informed MIS Singapore whether such public disclosure had been made.

3.4

    a.   MIS Singapore may provide private ratings in accordance with its policy.

3.6

    a.   a clear and prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

    b.   an indication of when the Credit Rating was first distributed and when it was last updated; and

    c.   the extent to which MIS Singapore has examined the quality of information used in the Credit Rating process and whether it is satisfied with the quality of information on which it bases its Credit Rating.

3.7

    a.   MIS Singapore will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MIS Singapore verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is, and the limits to which Credit Ratings can be put to use vis-à-vis a particular type of financial product that MIS Singapore rates.

    b.   MIS Singapore will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages MIS Singapore to provide a final rating.

    c.   MIS Singapore will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

    d.   MIS Singapore will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

    a.   In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, MIS Singapore will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories, as well as whether rating categories have changed and, if so, how. In addition, MIS Singapore should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the rating, MIS Singapore will explain this. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial market professionals in drawing performance comparisons between credit rating agencies.

3.12

    a.   If MIS Singapore publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether MIS Singapore was provided access to accounts or other relevant internal documents of the Issuer or its related party.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.7   MIS Singapore will maintain functions (either within MIS Singapore or MIS) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8   On an annual basis, MIS Singapore will publish certain information about itself including:

    a.   its legal structure;

    b.   its ownership;

    c.   financial information about its revenue;

    d.   the internal control mechanisms adopted to assure the quality of Credit Rating activities;

    e.   its record-keeping policy; and

    f.   its management and representative rotation policy.

Notes

BP55926



Moody's Corporation Code of Ethics for Chief Executive and Senior Financial Officers - Policy

Issued by: Moody's Legal Department

Applicable to: Moody's Corporation Chief Executive Officer, Chief Financial Officer, and Controller (or persons performing similar functions)

Scope: Global

Effective Date: November 23, 2010

POLICY

Moody's Corporation (the "Company") is committed to conducting its business in accordance with applicable laws, rules and regulations and the highest standards of business conduct, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, which applies to the Company's Chief Executive Officer, Chief Financial Officer, and Controller (or persons performing similar functions) (collectively, "Senior Officers"), sets forth specific policies to guide you in the performance of your duties.

As a Senior Officer, you must not only comply with applicable law; you also must engage in and promote honest and ethical conduct and abide by Moody's Code of Business Conduct and other Company policies and procedures that govern the conduct of our business. Your leadership responsibilities include creating a culture of ethical business conduct and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled "COMPLIANCE WITH CODE OF ETHICS."

CONFLICTS OF INTEREST

Your obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. No Senior Officer shall make any investment, accept any position or benefits, participate in any transaction or business arrangement, or otherwise act in a manner that creates or appears to create a conflict of interest unless the Senior Officer makes full disclosure of all facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors (the "Audit Committee"), and obtains the prior written approval of the full Board of Directors.

DISCLOSURES

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. As a Senior Officer, you are required to promote compliance with this policy and to abide by Company standards, policies and procedures designed to promote compliance with this policy.

COMPLIANCE WITH CODE OF ETHICS

If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information to the General Counsel. If, for any reason, the Senior Officer deems it inappropriate to report the suspected violation to the General Counsel, the Senior Officer may make his or her report to any member of the Audit Committee. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Audit Committee shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

WAIVERS OF CODE OF ETHICS

If you would like to seek a waiver of the Code of Ethics, you must make full disclosure of your particular circumstances to the General Counsel and the Chairman of the Audit Committee, and obtain the written approval of the full Board of Directors. Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

NO RIGHTS CREATED

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company's Senior Officers in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, client, supplier, competitor, shareholder, or any other person or entity.

Moody's



MIS – MA Separation Policy

Issued by:	Moody's Compliance Department
Applicable to:	All MCO Employees
Effective Date:	July 5, 2022

PURPOSE

Moody's Investors Service (MIS)[1] and Moody's Analytics (MA) are affiliates of one another and operate through subsidiaries of Moody's Corporation. Although MIS and MA conduct business through independent companies, separated legally and operationally, there are circumstances where MIS and MA and their respective Employees may share business information with each other. To mitigate the risk of conflicts of interest, there are certain limitations to the sharing of information. This Policy sets out the situations, as described below, where MIS and MA Employees may share business information.

POLICY

1.1. MIS and MA Employees may share Confidential Business Information, as defined below, with each other only where there is a Valid Business Purpose for doing so and subject to approval by business management (as described in the MIS-MA Separation Procedures). The Employee requesting the sharing of information is responsible for articulating the Valid Business Purpose; the Employee receiving the request is responsible for determining whether the information sharing presents a conflict of interest and for obtaining the relevant approvals for providing the information.

"Valid Business Purpose" means a Business-related Justification for sharing Confidential Business Information that is or may be relevant to another Employee's job responsibilities, the sharing of which does not interfere with the independence or integrity of MIS's credit ratings process or otherwise present a conflict of interest.

1.2. MIS and MA Employees may share Covered Business Information, as defined below, with each other only if there is a Business Need to Know that information, and subject to advance review and written approval by MIS Compliance and MA Compliance, which may impose requirements, restrictions or controls on the sharing of Covered Business Information.

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[1] Including the Employees of all Moody's Local Jurisdictions

"Business Need to Know" means (a) a Business-related Justification for sharing Covered Business Information with another Employee, the sharing of which does not interfere with the independence or integrity of MIS's credit ratings process or otherwise present a conflict of interest, and (b) that the Covered Business Information is necessary or required to enable them to perform their job responsibilities.

To seek Compliance review and approval for the sharing of Covered Business Information, please refer to the MIS-MA Separation Procedures.

1.3. MIS and MA Employees may share Confidential Business Information and/or Covered Business Information with Moody's Shared Services (MSS) Employees, provided that there is a Valid Business Purpose for doing so. The approvals described in Sections 1.1 and 1.2 above are not required.

DEFINED TERMS:

Business Need to Know

Business Need to Know means (a) a Business-related Justification for sharing Covered Business Information with another Employee, the sharing of which does not interfere with the independence or integrity of MIS's credit ratings process or otherwise present a conflict of interest, and (b) that the Covered Business Information is necessary or required to enable them to perform their job responsibilities.

Business-related Justification

Business-related Justification refers to the rationale for the sharing of information, that is, in furtherance of or related to an existing or proposed business strategy, initiative or project.

Confidential Business Information

Confidential Business Information is any competitively sensitive and/or Non-Public Information (other than Material Non-Public Information) that is maintained or otherwise handled by MIS or MA Employees or others with whom Moody's does business, including, but not limited to:

- Information relating to the identity of MIS and MA customers; provided however that this excludes information about pricing, fees, customer specific revenues, commercial terms and other commercial information;
- MIS and MA non-public financial information and sales projections;
- For MIS Employees, other than MIS Employees who participate in rating committees, or are involved in methodology development or methodology review, Non-Public Information concerning MA proposed acquisitions;
- For MA Employees, Non-Public Information concerning MIS proposed acquisitions; and
- Information regarding MIS or MA operations, proprietary systems, algorithms, formulas, methodologies, product designs, processes, research and development information and trade secrets.

Covered Business Information

Covered Business Information means:

For MIS:

(i)   Any Material Non-Public Information, including information concerning a pending rating action prior to the announcement of that rating action;

(ii)   For MIS Employees who participate in rating committees, or are involved in methodology development or methodology review, Non-Public Information concerning MA proposed acquisitions;

(iii)   Information concerning the rating committee process relating to a specific rating, including, but not limited to, the voting breakdown in committee, including the names or titles of members of the committee, and the fact that a member disagreed with the ultimate committee decision;

(iv)   For MIS, Non-Public Information provided to it by, or obtained from, an issuer or its agent, or used by MIS, for the purpose of determining a rating and, if applicable the related rating outlook or rating review; and

(v)   Any Non-Public Information about MIS pricing, fees, customer specific revenues, commercial terms and other commercial information.

For MA:

(i)   Any Material Non-public Information;

(ii)   For MA, Non-Public Information provided to it by its customers, including internal risk assessment models, information concerning the performance of those models, historical default data for loan portfolios, customer-specific loan pricing information, and information concerning portfolio composition and concentration; and

(iii)   Any Non-Public Information about MA pricing, fees, customer specific revenues, commercial terms and other commercial information.

Employee(s)

An Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

MA

MA refers to Moody's Analytics, a business segment of MCO.

MA Employee

MA Employee means any full-time or part-time employee of MA.

Material Information

Material Information means any information that:

(i)   might have an effect on the market for a security generally; or

(ii)   might affect an investment decision of a reasonable investor. Examples of Material Information may include, but are not limited to: sales results; earnings or estimates (including reaffirmations or changes to previously released earnings information); dividend actions; strategic plans; new products, discoveries or services; important personnel changes; acquisition and divestiture plans; financing plans; proposed securities offerings; marketing plans and joint ventures; government actions; major litigation, litigation developments, or potential claims; restructurings and recapitalizations; the negotiation or termination of major contracts; and potential or pending MIS rating actions.

Information about pending or future MIS rating actions or other material public announcements (including, but not limited to, research reports) is presumed to be Material Information. If there is any question as to whether or not a particular piece of information is Material Information, it should be assumed that it is Material Information.

Material Non-Public Information

Material Non-Public Information refers to that information that is both Material Information and Non-Public Information.

MCO

MCO refers to Moody's Corporation and its majority-owned affiliates.

MIS Employee

MIS Employee means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc., and its affiliates that issue Credit Ratings under the "Moody's Investors Service" brand name.

Moody's Local (ML)

ML refers to the affiliates of MCO that issue ratings under a "Moody's Local" brand name. A suffix will be added specify each jurisdiction using the brand name.

Non-Public Information

Non-Public Information is information that has not been publicly disseminated (for example, through public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated news service; or the issuance of a proxy statement or prospectus).

Valid Business Purpose

Valid Business Purpose means a Business-related Justification for sharing Confidential Business Information that is or may be relevant to another Employee's job responsibilities, the sharing of which does not interfere with the independence or integrity of MIS's credit ratings process or otherwise present a conflict of interest.



Confidential Information and Material Non-Public Information Policy

Issued by:	Moody's Compliance Department
Applicable to:	All MCO Employees
Scope:	Global
Creation Date:	September 9, 2011
Last Revision Date:	February 15, 2024
Next Review Date:	February 15, 2025

I. Background

In the course of performing their job responsibilities, Employees may receive or gain access to Confidential Information, some of which may be Material Non-Public Information (MNPI). Confidential Information may come from an external source, such as an Issuer or other third party, or it may be created internally. Employees must protect all Confidential Information, whether external or internally sourced and whether or not it is MNPI, and may not use or share such information for any purpose other than the conduct of Moody's business. Protecting Confidential Information helps Moody's fulfill its legal obligations and helps to encourage customers' good faith disclosures. Employees should err on the side of caution and refrain from disclosing information until they have determined whether it is Confidential Information.

This Policy describes Employees' responsibilities to safeguard Confidential Information and the restrictions on its disclosure and use.

II. Policy

A. Preserving, Protecting, and Safeguarding Confidential Information

Employees must preserve, protect, and safeguard Confidential Information from fraud, theft, or misuse. Employees must also protect Confidential Information from inadvertent or unintentional disclosure to internal or external parties that do not have a need to know the information. Employees must not discuss Confidential Information with unauthorized third parties, including family members or business or social acquaintances, or in places where they can be overheard, such as taxis, elevators, or restaurants. Finally, Employees must secure documents, devices, and computer files that contain Confidential Information, whether in the office or outside the office. For information regarding Employees' obligations to protect Moody's technology resources and data, please refer to the Moody's Corporation IT Use Policy.

B. Misuse of MNPI

Employees may not engage in any trade or recommend that a third party engage in a trade of a Security while in possession of MNPI about the Security or the Issuer of the Security. Employees also may not convey MNPI about an Issuer to unauthorized third parties. For more information regarding the restrictions on the use of MNPI, please refer to the Securities Trading Policy.

C. Permitted Disclosure and Use of Confidential Information

Employees may disclose or use Confidential Information only in a manner consistent with Moody's Code of Business Conduct and other applicable policies. In particular, Employees may share Confidential Information internally as follows:

- » With other Employees as permitted under the MIS – MA Separation Policy and the Policy on the Separation of Rating Personnel from Commercial Activities and Information; and

- » With Moody's Local employees as permitted under the Guidelines for Joint Interactions.

Employees also may share or use Issuer Confidential Information or Non-Public Information related to Credit Ratings subject to the restrictions set out in the MIS Code of Professional Conduct or the applicable Moody's Local Code of Professional Conduct.

III. Related Documents

- » Guidelines for Joint Interactions

- » Moody's Code of Business Conduct

- » MIS – MA Separation Policy

- » MIS Code of Professional Conduct

- » Moody's Corporation IT Use Policy

- » Moody's Local Codes of Professional Conduct

- » Policy on the Separation of Rating Personnel from Commercial Activities and Information

- » Securities Trading Policy

Questions regarding whether something is Confidential Information or MNPI or whether there are any restrictions on its disclosure or use should be directed to your Business Unit Compliance Officer (BUCO) or Local Compliance Officer (LCO).

IV. Defined Terms

Ancillary Services
Ancillary Services are those products and services offered by a Moody's credit rating agency that are not Credit Rating Services, which may include market forecasts, estimates of economic trends, pricing analysis, or other general data analysis, as well as related distribution services.

BUCO
A Business Unit Compliance Officer (BUCO) is the designated contact person for all compliance inquiries associated with a specific MIS business line worldwide.

Confidential Information
Confidential Information means any competitively sensitive and/or material non-public information that is maintained or otherwise handled by Moody's, Moody's Employees, or others with whom Moody's does business. Examples include, but are not limited to:

- » Non-Public Information used for, or obtained from an issuer or its agent for the purpose of, determining a Rating and, if applicable, the related rating Outlook or rating Review;

- » information concerning a pending Rating prior to the announcement of that Rating or information

concerning the rating committee process, such as the voting breakdown in committee, the fact that a member of the rating committee disagreed with the ultimate committee decision, or the names or titles of members of the committee;

» Non-Public Information relating to Moody's customers or provided by Moody's customers, including but not limited to internal risk assessment models, information concerning the performance of those models, historical default data for loan portfolios, customer-specific loan pricing information, and information concerning portfolio composition and concentration;

» Non-Public Information about Moody's finances or sales projections;

» information regarding Moody's business plans, strategies, proprietary systems, algorithms, formulas, methodologies, product designs, processes, research and development information and trade secrets; and

» Special Personal Data.

Credit Rating

A Credit Rating is an opinion from a Moody's credit rating agency regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Services

Credit Rating Services are those products and services offered with respect to Credit Ratings and, if applicable the related rating Outlook or rating Review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.

Employee

An Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

Issuer

An Issuer is any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term Issuer also includes the corporate parent or majority-owned subsidiary of an Issuer.

Issuer Confidential Information

The term Issuer Confidential Information has the meaning assigned to such term in the MIS Code of Professional Conduct or applicable Moody's Local Code of Professional Conduct, as the case may be.

LCO

Local Compliance Officers (LCOs) support the business lines at an assigned country and/ or regional level.

Material Non-Public Information (MNPI)

MNPI refers to Non-Public Information that might reasonably be expected to have an effect on the market for a security generally or affect an investment decision of a reasonable investor. Examples include, but are not limited to: sales results; earnings or estimates (including reaffirmations or changes to previously released earnings information); dividend actions; strategic plans; new products, discoveries or services; important personnel changes; acquisition and divestiture plans; financing plans; proposed securities offerings; marketing plans and joint ventures; government actions; major litigation, litigation developments, or potential claims; restructurings and recapitalizations; the negotiation or termination of major contracts; and potential or pending MIS or ML rating actions. Information about pending or future MIS or ML rating actions or other

material public announcements (such as research reports) is presumed to be material.

MCO

MCO refers to Moody's Corporation and its majority-owned affiliates.

MIS

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Local (ML)

ML refers to the affiliates of MCO that issue Ratings under the "Moody's Local" brand name. A suffix will be added to specify each jurisdiction using the brand name.

Non-Public Information

Non-public information refers to information that has not been publicly disseminated (for example, through public filing with a securities regulatory authority, issuance of a press release, disclosure of the information in a national or broadly disseminated news service, or the issuance of a proxy statement or prospectus).

Other Permissible Services

Other Permissible Services are those products and services identified in the Rating Symbols and Definitions publication of a Moody's credit rating agency that are not Credit Rating Services or Ancillary Services.

Outlook

An Outlook is an opinion regarding the likely direction of an Issuer's rating over the medium term, as further described in the Rating Symbols and Definition publication of Moody's credit rating agencies.

Rating

A Rating is any rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services.

Review

A Review is an indication that a rating is under consideration for a change in the near term, as further described in the Rating Symbols and Definitions publication of the Moody's credit rating agencies.

Security

A Security is any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to, stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds and unit investment trusts.

Special Personal Data

Special Personal Data is: (i) an individual's name in combination with the individual's (a) Social Security Number, Taxpayer Identification Number, passport number, driver's license number or other government-issued identification number, (b) financial account number, with or without any code or password that would permit access to the account, (c) credit card number, or (d) employee compensation information, performance evaluations and other information contained in employee personnel files; or (ii) an individual's name or a unique identification number in combination with race, religion, ethnicity, medical or health information, background check information or sexual orientation. Special Personal Data is a type of Personal Data.



Securities Trading Policy

Issued by:	Compliance Department
Applicable to:	All MCO employees
Scope:	Global
Creation date:	September 9, 2011
Last revision date:	February 15, 2024
Next review date:	February 15, 2025

I. BACKGROUND

This Securities Trading Policy (the "Policy") sets forth the company's restrictions, requirements and expectations for Ownership and Trading of Securities for all MCO Employees[1] and what, if any, reporting obligations Employees have in connection with Owning and Trading Securities. Specific policy requirements for MIS Singapore Employees can be found in Appendix A. Details regarding requirements for Moody's Local employees can be found in Appendix B. Capitalized terms have the meaning set forth in Section V, Defined Terms.

II. GENERAL PROVISIONS

A. Provisions Applicable to All Employees of Moody's Corporation

Prohibition Against Insider Trading

Employees and Family Members are prohibited from:

(i) engaging in any Trade of a Security while in possession of Material Non-public Information (MNPI) relating to the Issuer of the Security or the Security itself. This prohibition applies with respect to any MNPI concerning any Security, regardless of whether or not the Security is rated by Moody's. This prohibition applies to any circumstance in which a Moody's Employee or Family Member comes into possession of MNPI. Information relating to a potential rating action decision--including a decision not to take a rating action--is considered "proprietary" to Moody's and Moody's treats such information as MNPI for the purposes of this Policy. The prohibition on Trading remains in effect until three business days after the information has been widely disseminated to the public;

(ii) engaging in any Trade of a Security issued by Moody's while aware of MNPI about Moody's. This prohibition applies regardless of the source from which the Employee or Family Member came to possess MNPI about Moody's; and

(iii) engaging in any Trade of a Security while the Employee or Family Member is in possession of Non-public Information relating to that Issuer or Security that is proprietary to Moody's, regardless of whether the information is MNPI.

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[1] Certain of Moody's wholly owned subsidiaries have their own securities trading policies. This Policy does not apply to Employees of those subsidiaries, who remain subject to their subsidiary-specific securities trading policies.

Prohibition Against "Tipping"

It is illegal in many countries and a violation of this Policy for a person who is in possession of MNPI about Moody's or any other Issuer to:

(i) recommend that a third-party Trade in the Issuer's Securities; or convey such MNPI to an unauthorized third party.

Such actions constitute "tipping." Tipping is prohibited regardless of whether or not the Employee or Family Member who provides the tip receives any monetary or other benefit.

Penalties for Insider Trading and Violations of this Policy

Persons who violate Insider Trading laws in the United States and in many other jurisdictions may face criminal penalties, civil penalties, and private damage awards. Aside from such penalties, subject to applicable law, an Employee who violates this Policy or who has a Family Member whose actions cause the Employee to violate this Policy will be subject to disciplinary action by Moody's, including, potentially, a requirement that the employee divest Reportable Securities, and/or disciplinary action up to and including termination of employment.

B. Provisions Applicable to Employees of Moody's Corporation Participating In Credit Rating Actions

Restrictions on Participation in Credit Rating Actions

Employees may not directly or indirectly participate in a Credit Rating Action if they or their Family Members Own any Security that could be affected by that Credit Rating Action. Direct or indirect participation in a Credit Rating Action includes, but is not limited to: serving in various roles (Lead Analyst, back-up Analyst, Rating Analyst, Rating Committee Chair, Person Approving Credit Rating); participating in rating committee meeting(s) (both voting and non- voting participants); assisting in drafting the materials specifically produced for the rating committee (financial analysis, models, drafting); providing the approval to record and release a Credit Rating Action; or working with a rating team or Analyst on a model specific to the Credit Rating.

Restrictions on Ownership of Certain Securities

Monitored employees categorized as A or B are restricted from Owning or Trading certain Securities on Restricted Lists assigned to them where they have access to Material Non-Public Information or influence on ratings. For more information, see Section II D (subsection "Restricted Lists"). Effective October 1, 2017, all new hires in MIS in categories A or B, and Employees transferring from outside MIS to MIS category A or B positions, are precluded from holding any Reportable Securities as a condition of employment and are required to divest Reportable Securities prior to commencing employment. All Restricted Lists are assigned to these Employees and to their Family Members for as long as they continue in Category A or B roles.

C. Restrictions on Trading Securities Issued by Moody's[2] - Applicable to All Employees of Moody's Corporation

Prohibition Against Short Sales of Securities Issued by Moody's

Selling "short" is the practice of selling Securities of which you are not the recorded owner. Employees and their Family Members may not sell Securities issued by Moody's "short," regardless of whether they are in possession of any Non-Public Information (Material or otherwise) about Moody's.

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[2] References to Moody's in this section include Moody's Corporation and its subsidiaries and affiliates. This also includes shares of Dun & Bradstreet Corporation (DNB) acquired when Moody's was a subsidiary of DNB.

Prohibition Against Purchasing Securities Issued by Moody's on Margin

Employees and their Family Members may not buy Securities issued by Moody's on margin or in any account in which the financial firm lends the customer cash to purchase securities, regardless of whether they are in possession of any Non-Public Information (Material or otherwise) about Moody's.

Other Speculative Trades Involving Securities Issued by Moody's

Employees and their Family Members are prohibited from engaging in short-term or speculative transactions involving Securities issued by Moody's, including purchasing or selling put or call options and entering into other derivative transactions involving Securities issued by Moody's.

Moody's Stock Options

The prohibition on speculative Trading of Securities issued by Moody's does not apply to Employees' exercise of Moody's stock options received in connection with their compensation. Employees may not, however, exercise and sell any Moody's stock options while in possession of MNPI about Moody's unless such exercise is undertaken pursuant to an approved 10b5-1 trading plan.[3] The Reporting requirements outlined in Section II do not apply to exercises of Moody's stock options received in connection with compensation.

Moody's Stock Received in Connection with Compensation

Neither the Reporting requirements nor the 30-day hold provision of this Policy apply to Trades of Moody's shares received in connection with an Employee's compensation. Employees may not, however, sell any Moody's shares while in possession of MNPI about Moody's unless such exercise is undertaken pursuant to an approved 10b5-1 trading plan.

Moody's Employee Stock Purchase Plan

Neither the Reporting requirements nor the 30-day hold provision of this Policy apply to MCO trades resulting from an Employee's payroll contributions to Moody's Employee Stock Purchase Plan ("ESPP") under an election made when the Employee was not aware of any MNPI about Moody's. However, no Employee, while aware of MNPI about Moody's, may:

(i) elect to begin participating or cease participating in the ESPP;

(ii) increase or decrease the percentage of the Employee's monthly payroll contributions to the ESPP; or

(iii) sell Securities issued by Moody's purchased pursuant to the ESPP.

Moody's Profit Participation Plan

Neither the Reporting requirements nor the 30-day hold provision of this Policy apply to Trades or the non-discretionary reallocation of Moody's Securities in Moody's Profit Participation Plan ("PPP") or other Moody's-sponsored retirement plans resulting from an Employee's periodic payroll contributions to the plans under an election made when the Employee was not aware of any MNPI about Moody's. However, no Employee, while aware of MNPI about Moody's, may:

(i) increase or decrease the percentage of the Employee's periodic payroll contribution that will be allocated to Moody's stock fund;

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[3] Rule 10b5-1 under the Securities Exchange Act of 1934 ("Rule 10b5-1") and this Policy permit directors, officers and Employees to Trade in Securities issued by Moody's regardless of their awareness of MNPI if the transaction is made pursuant to a pre-arranged written Trading plan entered into when the person was not in possession of MNPI and that complies with the requirements of Rule 10b5-1.

(ii)   make an intra-plan transfer of an existing account balance into or out of Moody's stock fund;

(iii)   elect to borrow money against the Employee's PPP or other Moody's sponsored retirement plan if the loan will result in a liquidation of some or all of the Employee's Moody's stock fund balance; or

(iv)   pre-pay a plan loan if the pre-payment will result in the allocation of loan proceeds to Moody's stock fund.

D. Policy Requirements

Certification of Compliance

All Employees must certify compliance with this Policy:

(i)   within 60 days of being notified of the requirement; and

(ii)   on an annual basis thereafter.

Additional details on the certification requirements for Employees are outlined in Section II, Certifications And Self Disclosure.

Employee Reporting Requirements

All Monitored Employees (Category A, B and C) must disclose their Reportable Securities holdings and Trades, as well as those of their Family Members for ongoing monitoring in Moody's third-party vendor system used for recording employee trading activity. For more information regarding the Reporting requirements for Monitored Employees, please refer to Section II, Reporting Requirements.

Special Rules Affecting Directors, Senior Officers and Certain Other Designated Employees

Members of Moody's Board of Directors, senior officers of Moody's, and certain other designated Employees, all of whom are notified separately, are subject to additional Ownership, Trading and Reporting restrictions.

Reporting Violations/Seeking Advice

Employees must immediately report violations or suspected violations of this Policy to the Compliance Department. If you have any questions about this Policy or any doubt as to your obligations under this Policy, you should immediately seek guidance from the Compliance Department. Do not attempt to resolve uncertainties on your own and do not Trade if you are uncertain until you have received guidance from the Securities Trade Monitoring Unit ("STMU").

Waivers

Under certain limited circumstances, the Compliance Department may grant written waivers of the Reporting, Trading or Ownership restrictions imposed upon Employees and their Family Members. Waiver requests must be made in writing and should include all relevant facts in support of the waiver request. Requests must be submitted by the Employee to his/her direct manager for approval. If the manager approves the request, it must then be submitted to the Securities Trade Monitoring Unit for consideration. The Employee is bound by the restrictions in this Policy unless and until the Compliance Department approves the waiver request.

In those cases, in which the Compliance Department grants a waiver of the Trading or Ownership restrictions with respect to a particular Issuer, the Employee still will be precluded from participating in any rating action, including attending rating committees, for that Issuer. In situations in which a waiver relating to one or more aspects of the Policy is granted, the Employee will still be subject to the other provisions of the Policy and certain restrictions relating to his or her job activities may apply.

Under no circumstances would a waiver authorize an Employee or Family Member to violate Insider Trading or other applicable laws.

Conflicts With Local Laws

Where a local jurisdiction's laws contain mandatory requirements that differ from the provisions of this Policy, that jurisdiction's laws prevail. Please contact the Legal Department if you have any questions regarding the interaction of this Policy and the laws of the country in which you are employed.

No Rights Created

This Policy is not intended to, and does not, create any obligations to or rights in any Employee, Family Member, client, supplier, competitor, shareholder or any other person or entity. From time to time, Moody's may impose additional Ownership, Trading and holding restrictions that supplement and extend those stipulated in this Policy. Moody's will communicate any such changes to Employees.

III. REPORTING AND TRADING REQUIREMENTS

A. Reportable Securities

Monitored Employees must ensure that all Reportable Securities and Monitored Accounts are reported to the Compliance Department. Certain Securities are exempt and are considered not Reportable for purposes of the Policy. These are detailed in Section I and Section II F, Exemptions. Unless a Security is explicitly exempted in Section I or Section II F, it is considered to be a Reportable Security for the purposes of this Policy.

B. Categorization of Employees

Under this Policy, different requirements apply to Employees and their Family Members depending on the Employee's ability to access MNPI and the Employee's role in and influence over the ratings process. Each Moody's Employee falls into one of four categories, which are outlined below in Table 2.1. Each category of Employees is subject to different requirements, which are outlined in Table 2.2. Your assigned Category and Restricted List(s) can be found in your Employee Profile on MINT in the Security Trading Position section. Each Employee will be able to view only his or her own Position Profile information. If you have questions about the category to which you have been assigned, please contact your Manager.

Table 2.1: Employee Categories

	DESCRIPTION

Category A	Influence on ratings and access to MNPI
	» Perceived or actual influence on a rating
	  o Sits on rating committees
	  o Provides input to the rating process
	  o Manages Employees with ratings influence
	» Ability to routinely access MNPI as part of the regular course of Employee's job

Category B	Ability to routinely access MNPI as part of job responsibility, but no influence on ratings » Ability to routinely access rating action information prior to publication » Ability to routinely access folders, shared drives or systems (e.g., AccuRate) containing MNPI
Category C	Sporadic access to MNPI, but no influence on ratings » No systematic access to MNPI as part of job responsibility » No responsibility for processing MNPI » Occasional access to MNPI as a result of inquiries, special projects or other tasks on a case-by-
case basis Category D	No influence on ratings and no access to MNPI

C. Requirements Applicable to Employee Categories

Reportable Securities

The Reporting requirements under this Section are based on (1) your Employee Category and (2) the type of Monitored Account(s) in which you hold Reportable Securities. For purposes of this Policy, there are three types of Monitored Accounts:

» Direct Control Accounts – a Trading or investment account where the account holder has full discretion/control over the account and can affect Trades in the account. This includes, but is not limited to, regular brokerage accounts or other financial services accounts, 401ks, IRAs, custodial and similar accounts. These accounts may be controlled directly by the account holder, or through direction provided by the account holder to a financial services provider or financial advisor.

» Managed Self Directed Accounts – an investment account where the account holder may choose the initial asset allocation but cannot direct any Trading activity after the initial investment. All Trading decisions and activities are performed by a third-party manager/advisor under a formal investment agreement.

» Managed Fully Discretionary Accounts – an investment account where the account holder has no control over the investments or Trading activity in the account. The initial asset allocation and all Trading decisions and activities are performed by a third party manager/advisor under a formal investment agreement.

For Managed Accounts where Employees or their Family Members hold Reportable Securities, Employees must submit documentation to the Securities Trade Monitoring Unit detailing the nature of the Managed Account. Table 2.3 provides the Reporting requirements as they pertain to each Employee Category.

D. Description of Employee Requirements

All Reporting on Monitored Employees will be conducted through the Personal Trading Assistant System (the "PTA System"), which may be accessed on the ComplianceNet/Securities Trading Program (STP) page.

Monitored Employee Account Disclosure

Subject to local law, existing Employees must:

(i) provide to Moody's a complete list of all Reportable Securities and Monitored Accounts held by the Employee or their Family Members (including the name of the financial institution, account number, the name of the account holder(s) and the type of account). Securities that are not held in a brokerage account or other financial services account must be reported to the Securities Trade Monitoring Unit separately; and

(ii) provide consent authorizing all relevant financial institutions to provide Moody's with access to all Reportable Trade confirmations and account statements relating to their Monitored Accounts.

Changes to Employee Securities Account Status

Monitored Employees must promptly notify the Securities Trade Monitoring Unit by e-mail in any of the following circumstances:

(i) when they or a Family Member opens a new Monitored Account at a brokerage firm or other financial services firm that contains Reportable Securities or obtains a beneficial interest in, or the

authority to Trade in, an additional Monitored Account containing Reportable Securities; or[4]

(ii) when an existing Monitored Account is closed or materially changed.[5]

The Compliance Department may require additional documentation regarding such accounts.

Designated Broker-Dealers

All Monitored Employees and their Family Members (wherever they are located) who have a Monitored Account that holds Reportable Securities maintained in the United States and/or the United Kingdom are required to maintain such Monitored Account(s) with one or more of Moody's Designated Broker-Dealers.

The list[6] of current Moody's approved Designated Broker-Dealers is:

- » Charles Schwab
- » E*Trade Financial
- » Fidelity
- » Interactive Brokers
- » Merrill Lynch
- » Morgan Stanley
- » TD Ameritrade
- » UBS Financial Services
- » Vanguard
- » Hargreaves Lansdown (U.K.)
- » Interactive Investor (U.K.)
- » Fidelity International (U.K.)

For accounts with Reportable Securities established at a Moody's Designated Broker-Dealer, Employees are required to complete and submit the associated Duplicate Authorization form to the Securities Trade MonitoringUnit granting consent for the brokerage firm to send duplicate Trade confirmations and account statements to Moody's via electronic feeds. Required forms and submission details are available on the ComplianceNet/Securities Trading Program page.

- » Moody's Designated Broker-Dealers will provide all Trade confirmations and Monitored Account holdings to Moody's by electronic data feed.

- » Securities information received via electronic feeds will be automatically fed into Moody's third-party vendor system used for monitoring employee trading activity.

All Monitored Employees and their Family Members (wherever they are located) who have a Monitored Account that holds Reportable Securities maintained in any jurisdiction other than the United States and the United Kingdom may use any Moody's Designated Broker-Dealer if available in their jurisdiction or a local non- Designated Broker-Dealer.

- » For Monitored Accounts not held at a DesignatedBroker-Dealer, the Monitored Employee must provide duplicate Trade confirmations and account statements to the local Moody's Compliance

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[4] Fidelity accounts opened by Moody's Corporation for Employee Stock Purchase Plan or to hold shares of Moody's stock received as compensation are not automatically reported to the Compliance Department for monitoring. These accounts must be reported to Compliance by the Employee if and when they choose to invest in Reportable Securities within the account.

[5] An example of a material change would be the addition of another beneficial owner or person who can authorize Trades in the account or the account becoming (or ceasing to be) a Managed Account or other Reportable account.

[6] Subsidiaries of these Designated Broker-Dealers, where the electronic feed is confirmed as being supported by the approved Broker-Dealer, can be utilized by Employees. Additional Designated Broker-Dealers may be added. The list will be updated once new Designated Broker-Dealer relationships are established.

Officer or the STMU on a timely basis.

» For monitoring purposes, the Compliance Department will enter into the PTA System Securities information as reflected on the duplicate Trade Confirmations and/or account statements provided to Moody's.

Non-Designated Broker-Dealers - Manual Reporting of Trades

Employees and their Family Members may report their Trades other than electronically only if their Monitored Accounts are held in jurisdictions in which the use of Designated Broker-Dealers is not required under this Policy. In those jurisdictions in which Designated Broker-Dealers are not required, Employees and their Family Members must make arrangements with their broker-dealer for the STMU to receive duplicate account statements or they are to provide copies directly to the STMU.

Reporting of Securities Not Held at a Broker-Dealer or Other Financial Firms

Employees are required to disclose Reportable Securities in the form of stock certificates, government Securities that are purchased and redeemed directly from a sovereign in paperless electronic form (e.g., U.S. Treasuries via Treasury Direct or U.K. Gilts via Direct.gov), as well as securities not custodied at a Broker-Dealer. Required forms and submission details are available on the ComplianceNet/Securities Trading Program page.

Restricted Lists

Restricted Lists have been developed for Moody's Employees based on each Rating Group in Moody's Investors Service and cover both US and global Issuers regardless of whether they are rated by MIS. Additional Restricted Lists have been created for Moody's Local offices. Monitored Employees assigned Category A or B, and their Family Members, may not Own or Trade any Security on the Restricted List(s) applied to them. Additional restrictions may apply depending on an Employee's geography.

Each Employee's Position Profile, including any Restricted List(s) that applies to the Employee, is available on MINT. Each Employee will be able to view only his or her own position profile information. Employees and their Family Members may not Own or Trade Securities on any Restricted List applicable to the Employee.

Moody's reserves the right to prohibit Trades of Securities not listed on the applicable Restricted Lists for any Employee and his/her Family Members. Moody's will communicate all such further restrictions to Employees if and when they occur.

Note that Restricted Lists include sector funds. For example, an analyst (or his or her Family Member) who is prohibited from holding or Trading any Security on the "CFG –Technology / Telecommunications / Media/Services" Restricted List also may not Own a telecommunications sector fund, and analysts (and their Family Members) who are prohibited from holding or Trading any securities on the "Financials" Restricted List also may not Own or Trade financial institution sector funds. Such analysts (and their Family Members) may, however, Own or Trade a health care sector fund.

Any investments you select in a Moody's sponsored retirement account (e.g., Profit Participation Plan) must comply with any Restricted List(s) assigned to you in your current role at Moody's and must be evaluated as your role and/or those lists change.

Employees who, on limited occasions, participate in rating committees outside of their area of analytic/professional responsibility will be subject to restrictions based on the specific committee participation, not the entire Restricted List for that Rating Group. Employees who routinely participate in

rating committees outside of their area of analytic/professional responsibility will be subject to the respective Restricted List for that Rating Group in addition to the Restricted List applicable to their own Rating Group.[7] In both circumstances, these additional restrictions will remain in place for a period of 90 calendar days following the date of the rating committee or three days after the Rating becomes public, whichever is longer.

When an Employee is no longer deemed subject to a specific Restricted List (for example due to a change in responsibilities), the Restricted List that previously applied will continue to apply to the Employee and their Family Members for a period of 90 calendar days to provide for a cooling-off period.

Pre-Trade Clearance for Category A and B Employees and Family Members

Subject to local law requirements, Employees in Categories A and B, and their Family Members in all jurisdictions, are required to pre-clear their Reportable Trades. Such Employees are responsible for ensuring that their Family Members provide their proposed Trades to the Employee for compliance with this Policy's pre-clearance requirements. Prior to Category A and B Employees or their Family Members executing any Reportable Trade, they must obtain a pre-clearance approval from the PTA System or in writing from the Securities Trade Monitoring Unit.

To accomplish this requirement, Category A and B Employees must enter all reportable Trade requests into the PTA System and receive an approval before executing any Trades with their broker-dealer. The PTA System will instantly display an Approved or Denied message depending on the restrictions that apply. The system will also send an email detailing the outcome of the request.

Employees in job positions classified as Category A or B who are Trading products that are not recognized by the PTA System must obtain written pre-clearance approval from the Securities Trade Monitoring Unit. For example, Trade requests for "new issues" that are not yet included in the PTA System will require a written pre-clearance from Compliance.

Trade requests will be Denied if: a) the security to be Traded is on any Restricted List associated with the requesting Category A or B Employee; b) a sell request does not meet the 30-Day Hold requirement; or c) additional restrictions are in effect.

All approved pre-clearance requests will remain in effect for the duration of the day of the approval, through the close of business on the following business day. After a pre-clearance request is approved, Category A and B Employees, and their Family Members, must place orders with their broker-dealer by the close of business on the next business day after approval was granted. If the order is not placed with your broker-dealer before the pre- clearance approval expires, a new pre-clearance request must be submitted and approved.

Managed Accounts, as defined in the Policy, are not subject to the pre-Trade clearance requirement. For exemptions to pre-Trade clearance requirements, see Table 2.3.

Post-Trade Review

Trading Activity for Employees in Categories A, B, and C, and their Family Members, will also be monitored on a post-Trade basis. Compliance reserves the right to conduct additional post-Trade reviews as may be appropriate.

30-Day Holding Period

Employees in Categories A and B, and their Family Members, who purchase a Reportable Security in a

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[7] Category A or B Employees hired by or transferred into MIS on or after October 1, 2017 will continue to have all Restricted Lists apply to them regardless of their Rating Committee participation status.

direct- control account must hold that Security for at least 30 consecutive calendar days after the most recent purchase of the Security. The reinvestment of dividends, interest or capital gains will not be considered a new purchase and will not impact the holding period. No sale of a Reportable Security may occur less than 30 days <u>after the most recent purchase of such a Security, regardless of the account(s) in which the Security is held</u>. Further, Employees in Categories A and B, and their Family Members, may not enter into a derivative contract that will expire in less than 30 days.

The 30-day holding period does not apply to Employees in Categories C, and Trades made within Managed Accounts, as defined in this policy, are not subject to the 30-day hold requirement. See Table 2.3 below and Section IV, Defined Terms for additional details regarding Managed Accounts.

Orders

A Good-Til-Canceled (GTC) order is an order to buy or sell a Security at a specific price which lasts until the Trade is executed or cancelled. A Stop Order, also referred to as a Stop-Loss Order, is considered a GTC order for the purposes of this Policy. GTC orders are permitted and may remain in effect as permitted by the rules of your broker-dealer subject to restrictions regarding Trading Securities while in possession of MNPI as set out in this Policy. Prior to placing a GTC order, Category A and B Employees and their Family Members must also obtain a pre-clearance approval to Trade the Security. This approval must be obtained from the PTA System or in writing from the Compliance department prior to the initial order. Any changes to the GTC order must also be submitted for pre-trade clearance. All approved pre-clearance requests on GTC orders will remain in effect for the duration of the day of the approval, through close of business on the following business day. If the GTC order is not placed with your broker-dealer before the pre-clearance approval expires, a new pre-clearance request for the GTC order must be submitted and approved. The 30-Day Holding Period also applies to Trades that are executed as a result of a GTC order to sell.

Leave of Absence

If an employee is on a leave of absence, their reporting obligations are dependent upon whether or not they continue to have access to Moody's systems. An employee who continues to have access to Moody's systems, including mobile devices, laptop, or any other mechanism, is required to comply with the reporting requirements of the Policy, including pre-trade clearance and submissions of periodic trade confirmations and monthly statements. If an employee relinquishes his/her Moody's issued mobile devices, laptop, or any other mechanism by which he/she can access Moody's systems, the reporting obligations can be temporarily lifted until the employee returns to work.

However, in these instances, an employee is still subject to his/her Restricted Lists for a period of 90 calendar days to provide for a cooling-off period. While on leave of absence, employees are bound by the provisions of the MCO Code of Business Conduct and this Policy and cannot engage in any trading activity while in possession of MNPI. For instances in which the reporting requirements are temporarily lifted, accounts held with designated brokers will continue to provide trade data through our direct feeds. For those accounts not maintained with a designated broker, the employee will be required to provide the STMU with monthly account statements generated during the leave upon their return to work.

Summary of Employee and Reporting Requirements

Tables 2.2 and 2.3 below provide a summary of Employee and Reporting requirements under this Policy, organized by Employee Category and account type.

Table 2.2: Employee Requirements

	CATEGORY A	CATEGORY B	CATEGORY C	CATEGORY D
Required to use Designated Broker-Dealer [8]	✓	✓	✓	NA
Restricted List(s) Apply	✓	✓	NA	NA
Disclosure/Certifications				
New Employee Securities disclosure	✓	✓	✓	NA
New Employee STP certification	✓	✓	✓	✓
Annual STP certification	✓	✓	✓	✓
Trades and holdings in Monitored accounts	✓	✓	✓	NA
Self-disclosure of violations or suspected violations	✓	✓	✓	✓
Trade Requirements by Account Type				
Direct Control account				
- Pre-Trade clearance	✓	✓	NA	NA
- Post-Trade review	✓	✓	✓	NA
- 30-Day Hold	✓	✓	NA	NA
- Restricted List(s) Apply	✓	✓	NA	NA
Managed Self Directed account				
- Post-Trade review	✓	✓	✓	NA
- Restricted List(s) Apply	✓	✓	NA	NA
Managed Fully Discretionary account				
- Post-Trade review	✓	✓	✓	NA
- Restricted List(s) Apply	✓	✓	NA	NA

✓ - Requirement applies to this category

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[8] This is applicable in the US and UK.

Table 2.3: Monitored Account Type Details

	CATEGORY A	CATEGORY B	CATEGORY C
Direct Control Account (including through use of a financial advisor or money manager)	» Restricted List(s) apply » Pre-clear & 30-day hold applies	» Restricted List(s) apply » Pre-clear & 30-day hold applies	» Post-Trade review applies
Managed Account – Self Directed <u>For Asset Allocation Only</u>; no authority or discretion to direct daily Trading Documentation must be provided to the Compliance Department that: -supports the discretionary nature of accounts -the advisor has been notified of the applicable restricted list(s)	» Restricted List(s) apply » Pre-clear and 30-day hold do not apply » Employee must notify the Compliance Department when account is opened, closed, materially changed or when funds are added or withdrawn (representing 50% or greater of the account value except for pre- programmed additions or withdrawals) » In these instances, trading activity within the account will be monitored on a post-Trade basis.	» Restricted List(s) apply » Pre-clear and 30-day hold do not apply » Employee must notify the Compliance Department when account is opened, closed, materially changed, or when funds are added or withdrawn (representing 50% or greater of the account value except for pre- programmed additions or withdrawals) » In these instances, trading activity within the account will be monitored on a post-Trade basis.	» Employee must notify the Compliance Department when account is opened, closed, materially changed, or when funds are added or withdrawn (representing 50% or greater of the account value except for pre-programmed additions or withdrawals). » In these instances, trading activity within the account will be monitored on a post-Trade basis
Managed Account – Fully Discretionary: No authority or discretion to direct initial asset allocation beyond providing instructions for restrictions; no authority or discretion to direct daily Trading activity Documentation must be provided to Compliance that: -supports the discretionary nature of accounts -the advisor has been notified of the applicable restricted list(s)	» Restricted List(s) apply » Pre-clear and 30-day hold do not apply » Employee must notify the Compliance Department when account is opened, closed, materially changed, or funds are added or withdrawn (representing 50% or greater of the account value except for pre-programmed additions or withdrawals) » In these instances, trading activity within the account will be monitored on a post-Trade basis.	» Restricted List(s) apply » Pre-clear and 30-day hold do not apply » Employee must notify the Compliance Department when account is opened, closed, materially changed, or funds are added or withdrawn (representing 50% or greater of the account value except for preprogrammed additions or withdrawals). » In these instances, trading activity within the account will be monitored on a post-Trade basis.	» Employee must notify the Compliance Department when account is opened, closed, materially changed, or funds are added or withdrawn (representing 50% or greater of the account value except for pre-programmed additions or withdrawals). » In these instances, trading activity within the account will be monitored on a post-Trade basis

E. Certifications And Self Disclosure

New Employee Compliance Certification

Prior to their employment start date, all Category A, B and C candidates must submit a list of all Reportable Securities held by them and their Family Members for review by the hiring Manager. Each Employee (Categories A, B, C and D) must complete an initial compliance certification within 60 days of being notified of the requirement. The certification acknowledges that he or she has read, understands and agrees to comply with this Policy.

Subject to local law requirements, each Category A, B and C Employee also must certify that he or she:

(i)   agrees to provide Moody's with a complete list of all Reportable Securities held by the Employee and his/her Family Members, as well as a list of all Monitored Accounts associated with such Securities;

(ii)   has submitted Duplicate Account Authorization Form(s) to Moody's allowing the Compliance Department to obtain access to all Trade confirmations and account statements for all Monitored Accounts in which the Employee or his/her Family Members hold Reportable Securities; and

(iii)   has disclosed all Reportable holdings and Trades conducted by the Employee and/or his or her Family Members for Securities that are not held in a brokerage account or other financial services account (e.g., when the Security is in the form of a physical certificate).

Annual Compliance Certification

Annually, each Employee (Categories A, B, C, and D) also must certify that he or she has been in continuous compliance with the Policy since his/her prior certification, including compliance with the Reporting requirements of the Policy as applicable to the Employee's Category. During the annual certification, Monitored Employees will also be required to confirm their Reportable Accounts. Employees will be able to review their own accounts and holdings information in the PTA System.

Self-Disclosure of Non-compliance

Either you or a Family Member may find that a change of circumstances creates a potential breach of this Policy. For example, you may be re-assigned to a new rating team, or you or a Family Member may inherit Securities that are on a Restricted List(s) that applies to you. In such circumstances, you must contact your Manager and the Compliance Department promptly in writing to address any such potential breaches of this Policy. Please note that before you or your Family Member sells any Security you believe may not be in compliance with this Policy, you must obtain clearance from the Securities Trade Monitoring Unit.

F. Exemptions

The following are exemptions from Section II Reporting and Trading Requirements:

Government-issued Savings Bonds

Government-issued bonds that are non-transferable and backed by the full faith and credit of the issuing government (e.g., US Savings Bonds, Japanese Government Bonds (JGBs), or similar savings bond type securities issued by other sovereigns for individual investors) are exempt. However, government securities (e.g., Treasury bonds, bills, or "gilts") that may be sold or transferred in the secondary market are subject to the Reporting requirements and Trading restrictions for Monitored Employees.

Precious Metals

Funds or ETFs solely holding physical precious metal bullion (i.e., gold, silver, and platinum) are exempt.

However, ETFs holding securities related to the precious metals industry are subject to the Reporting requirements and Trading restrictions for Monitored Employees.

Insurance Policies and Annuities

Personal insurance policies, such as homeowners, life, auto, disability and individual annuity policies where there is no ability for the account holder to direct the investments or Trading within the annuity are exempt.

Certificates of Deposit

Certificates of deposits and equivalents, such as those issued by governments, banks, credit unions, and savings and loans, are exempt.

Blind Trusts

Trades of Securities made in a "blind trust" held for the benefit of an Employee or his or her Family Members are exempt. For the trust to qualify as a blind trust, however, the Employee and/or his or her Family Members must have:

» no knowledge of the Securities held in the trust; and

» no discretion or control over the Trading of Securities in the trust.

To avail himself or herself of this exemption, an Employee or his or her Family Member must provide a copy of the agreement covering any blind trust that is held for the benefit of the Employee or his or her Family Members to the Legal Department for approval. The Legal Department will report approvals to the Securities Trade Monitoring Unit who will record the approval in the PTA System and notify the Employee that an exemption from Reporting has been granted. This exemption does not apply until the documentation establishing the trust has been approved by the Legal Department, reported to the Compliance Department and has become effective (i.e., the Securities have been transferred to the trust account). All changes to an approved blind trust must be made in writing and must be approved by the Legal Department. An Employee who opens a blind trust will be prevented from participating in any rating committees relating to any Security that is being transferred into the trust for a period of 90 days from the date that the blind trust was opened.

Widely Diversified Funds

This exemption applies to:

» money market mutual funds;

» widely diversified mutual funds [9] – the fund's investment objectives are not focused on any particular type of investment or industry, and it does not invest 80% or more of its assets in a particular industry;

» widely diversified collective investment schemes;

» exchange-traded funds that represent a diversified index or otherwise are not sector specific; and

» unit investment trusts.

Dividend Reinvestment Plans

Although participation by Employees or their Family Members in a dividend reinvestment plan in a Security is subject to pre-approval for Category A and B Employees, each subsequent investment through the

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[9] Mutual funds previously considered widely diversified and held by an Employee as of October 1, 2012 for U.S. Employees; December 31, 2012, for U.K. Employees; and March 31, 2013, for Employees in all other regions will continue to be treated as such for that Employee.

dividend reinvestment plan does not need to be pre-cleared unless the Employee or his or her Family Member is changing the manner of the investment or the Security in which the investment is being made. To obtain pre-approval for a dividend reinvestment plan, please contact the Securities Trade Monitoring Unit.

529 Plans

529 education savings plans where there is no ability for the account holder to view the underlying securities or direct the investments or Trading within the account are also exempt.

IV. MANAGER RESPONSIBILITIES

A. Assistance to the Compliance Department

Managers are responsible for assisting the Compliance Department with any items identified as potential violations where further information may be required. Managers must provide the Securities Trade Monitoring Unit with a complete and timely review of all potential requests as identified by the Compliance Department.

B. Post-Trade Review

Managers are responsible for performing post-Trade reviews of all Trades by any Employee or Family Member as requested by the Compliance Department. Managers must promptly, but in no event later than six (6) business days after being notified by the Compliance Department of any Trade(s), review such Trade(s) for compliance with this Policy and immediately report any possible violations or concerns to the Securities Trade Monitoring Unit. Management review also includes consideration of whether the Employee had access to MNPI.

For trading activity subject to post-trade review, Compliance forwards a report of all outstanding reportable transactions to each manager, detailing the executed transactions of their direct reports, for their review and approval. Once reviewed, the information will be retained in the associated Compliance tracking system.

C. Appropriate Employee Categorization/Restricted List

Managers are responsible for maintaining the Employee Category of A, B, C, or D for their Employees by reviewing all such categorizations on an annual basis. Managers must determine if any role/position/responsibility changes necessitate a change in the Employee category and Restricted List(s), and then make the necessary change in the Employee Position Profile (located in WorkWise). Management must also report the change to the Securities Trade Monitoring Unit.

If an Employee in Category A or B has changed roles and transitioned from one Restricted List to a different Restricted List, the Manager is responsible for reporting the change to the Securities Trade Monitoring Unit in addition to changing the Restricted List categorization in the Employee's Position Profile.

D. Restricted List Maintenance

Rating Group Heads or their designees, with Compliance oversight, are responsible for reviewing Restricted Lists in their Rating Groups and for keeping them current, including providing changes to the Securities Trade Monitoring Unit as they arise as well as undertaking a periodic review when requested by the Compliance Department. Restricted Lists must be reviewed quarterly, and any changes must be reviewed by the Compliance Department prior to implementation.

E. New Employee Securities Disclosure Form

Managers must review the Security disclosures provided by candidates for positions in Categories A, B, and C to confirm that none of the candidates' job roles or responsibilities conflict with any of the Securities he or she may hold at the time of on-boarding and, for US and UK candidates, that the candidate's Monitored Accounts are maintained at a Designated Broker-Dealer. If the candidates hold any Securities that are on a Restricted List applicable to the position for which the candidate is being considered, the Securities must be divested prior to onboarding and a revised Disclosure Form submitted. Additionally, for US and UK candidates who have Monitored Accounts maintained at a broker-dealer or other institution that is not one of the Designated Broker- Dealers, the candidate must submit a disclosure form showing the accounts have been moved to a Designated Broker-Dealer.

V. DEFINED TERMS

Analyst

An Analyst is any MIS Employee assigned to, or supporting in an analytical capacity a ratings team with the title of Ratings Associate or higher whose function is to (i) assign or monitor Ratings and, if applicable, the related rating Outlook or rating Review, (ii) assist in drafting materials or developing deal-specific models being considered for rating committees, or (iii) supervise MIS Employees included in clauses (i) or (ii) of this definition. The definition of Analyst excludes any MIS Employee assigned to a rating team who does not participate in the Rating process or who supports the Rating process solely through administrative tasks, such as entering information into internal systems.

Anticipated Ratings Process

Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

Category

A category, as used in the Securities Trading program, is the classification to which all Moody's employees are assigned and defines their securities ownership trading and reporting requirements based on the responsibilities of their job position. Every employee is either in Category A, B, C or D.

Credit Rating Action

A Credit Rating Action is any one of the items below:

- » the assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

- » the removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

- » a change in a Credit Rating (i.e., upgrade or downgrade);

- » placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

- » the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

- » an Affirmation of a Credit Rating; and

> » a Withdrawal of a Credit Rating

Designated Broker-Dealer

A Designated Broker-Dealer are those broker-dealers approved by Moody's to provide electronic feeds of Trades and account activity. For certain US and UK Employees, ByAllAccounts will be considered a Designated Broker-Dealer for purposes of this Policy.

Employee

For purposes of this Policy, the term "Employee" means any full-time or part-time employee of Moody's Corporation or certain designated majority owned subsidiaries, wherever located. Employee includes all full-time or part-time employees of:

> » Moody's Investors Service, Inc.;
>
> » Moody's Shared Services, Inc.;
>
> » Moody's Analytics, Inc., and certain designated subsidiaries or affiliates;
>
> » Credit Rating Affiliates in Item 3 of Form NRSRO filed with the U.S. Securities and Exchange Commission (available on Moodys.com); and
>
> » certain designated subsidiaries or affiliates that provide credit rating services.

Family Member

A Family Member is any of the following:

> » an Employee's spouse or domestic partner;
>
> » a person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more than casual), whether or not they share financial responsibilities. This would not include typical roommate living arrangements;
>
> » an Employee's minor or dependent children;
>
> » any other relative sharing the same household as an Employee;
>
> » any persons who do not live in the same household as an Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and
>
> » any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy) whose managerial responsibilities are discharged by, that is set up for the benefit of, that is directly or indirectly controlled by, or whose economic interests are substantially equivalent to, the Employee or any Family Member.

Insider Trading

Insider Trading means Trading a security while in possession of Material Non-Public Information.

Issuer

The term Issuer means any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term Issuer also includes the corporate parent or majority- owned subsidiary of an issuer.

Lead Rating Analyst, Lead Analyst or Lead

A Lead Rating Analyst, Lead Analyst or Lead is the MIS Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating and, if applicable, the related rating Outlook or rating

Review.

Manager

A Manager is an Employee who has personnel management responsibilities.

Managed Account

A Managed Account is an investment account where Trading decisions and activities are performed by a third party money manager under a formal advisory agreement and where the account holder does not retain discretion to direct the investment or Trading activity. The two types of accounts that are recognized as Managed Accounts for this Policy are:

» Managed Self Directed Accounts - an investment account where the account holder may choose the initial asset allocation but cannot direct daily Trading activity. All Trading decisions and activities are performed by a third party manager/advisor under a formal investment agreement.

» Managed Fully Discretionary Accounts - an investment account where the account holder has no control over the investments or Trading activity in the account. All Trading decisions and activities are performed by a third party manager/advisor under a formal investment agreement.

Managing Director

A Managing Director means those MIS Employees who hold that title.

Material Non-public Information

MNPI refers to Non-Public Information that is also material, meaning that it might reasonably be expected to have an effect on the market for a security generally or affect an investment decision of a reasonable investor. Examples include, but are not limited to: sales results; earnings or estimates (including reaffirmations or changes to previously released earnings information); dividend actions; strategic plans; new products, discoveries or services; important personnel changes; acquisition and divestiture plans; financing plans; proposed securities offerings; marketing plans and joint ventures; government actions; major litigation, litigation developments, or potential claims; restructurings and recapitalizations; the negotiation or termination of major contracts; and potential or pending MIS or ML rating actions. Information about pending or future MIS or Moody's Local rating actions or other material public announcements (such as research reports) is presumed to be material.

Monitored Accounts

Monitored Accounts are those accounts in which Reportable Securities are held.

Monitored Employees

Monitored Employees are those Employees in Categories A, B or C whose Trading activity and Securities holdings are required to be disclosed due to Ownership of Reportable Securities.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Non-Public Information

Information is considered to be Non-Public Information unless it has been publicly disseminated (including through any of the following methods: public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated financial news service; or the issuance of a proxy statement or prospectus).

Own, Owning and Ownership

The terms Own, Owning and Ownership refer to all methods by which an Employee or Family Member may

possess an interest in a Security or an account with a financial services institution, including direct ownership and beneficial ownership (i.e., sole or shared dispositive or voting power over a security). For the purposes of this Policy, direct ownership includes all Securities held in trust (other than a blind trust) and all Securities held in any individual retirement account or 401(k) other than Moody's Profit Participation Investment Plan, and Employees are deemed to be the beneficial owner of all Securities held by their Family Members.

Person Approving Credit Ratings (PACR)
The Person Approving Credit Ratings (PACR) is the person who is designated to oversee and provide senior level approval for a Credit Rating Action. Designation of individuals as PACR is determined by each Rating Group.

Position Profile
Position Profile refers to the Category—A, B, C, or D—to which an Employee belongs as well as any Restricted List(s), if any, that apply to the Employee.

Rating
A Rating is any rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services.

Rating Group
Rating Group refers to one of MIS's global analytical rating teams within Ratings and Research, for example, Global Financial Institutions (FIG).

Rating Group Head
A Rating Group Head is the Managing Director in charge of a global analytical rating team, for example, the Managing Director in charge of Global Financial Institutions (FIG), who reports to the Global Head of Ratings and Research.

Reporting
Reporting means disclosing to Moody's all Reportable Securities held or Traded.

Reportable Securities
Reportable Securities are any Securities (based on the definition of Security below) held by a Monitored Employee and/or his or her Family Members that are not subject to an exemption as set forth in section II.F, Exemptions.

Restricted List
A Restricted List is a list of Securities by industry, geography or regulation, which an Employee and any Family Members of that Employee may not Own or Trade.

Security
The term "Security" means any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds and unit investment trusts. For example, as used in this Policy, references to Securities issued or guaranteed by an Issuer such as Moody's Corporation include Securities derived from any equity or fixed-income security issued by Moody's Corporation, even if the derivative security is not issued directly by Moody's.

Subsequent Ratings Process
Subsequent Ratings Process is the process of assigning Credit Ratings that (together with the associated outlook

or review status, if applicable) are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

» Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

» Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

» Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs, or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.

Tipping

Tipping occurs when a person who is in possession of Material Non-public Information about Moody's or any other Issuer (i) recommends that a third party Trade in the Issuer's Securities; or (ii) conveys such Material Non- public Information to a third party.

Trade

The term "Trade" (including Trades, Traded and/or Trading) refers to any transaction by which a person acquires or divests himself from an interest or position in a Security, including but not limited to purchases, sales, repurchase agreements, short sales, spread betting (and other forms of gambling on Securities) and entering into derivative transactions, including put options, calls and equity swaps as well as liquidating such derivative positions through purchase, sale or exercise.

APPENDIX A - MIS SINGAPORE

This section sets out additional requirements for all Applicable Persons as defined below:

(i)   Moody's Investors Service Singapore Pte. Ltd. ("MIS Singapore") employees;

(ii)   MIS Singapore Board of Directors; and

(iii)   any employee who is licensed by the Monetary Authority of Singapore ("MAS-licensed Representative")

PROHIBITIONS

Applicable Persons and their family members are prohibited from:

» engaging in any trade or holding any derivative contracts (not based on or linked to equity or fixed income securities)

» engaging in any trade or holding spot foreign exchange contracts for the purposes of leveraged foreign exchange trading.

Some of the examples of above-mentioned products include:

» Derivatives linked to currencies (e.g. forex swaps, forex futures, forex options);

» Derivatives linked to interest rates (e.g. interest rate swaps, forward rate agreements, interest rate caps and floors); and

» Derivatives linked to commodities (such as gold, silver, copper, crude oil, coffee, cocoa, etc. (e.g., gold futures, options))

APPENDIX B - Moody's Local – Argentina, Uruguay, Brazil, Mexico

Moody's Local Argentina & Uruguay

For purposes of the policy, all provisions that apply to MIS also apply to all Moody's Local Argentina (ML-AR) employees except for the requirement that all new hires and transfers into Category A or B roles on or after October 1, 2017, will be prohibited from holding any Reportable Securities and having all Restricted Lists assigned to them.

Members of the Board of Directors of ML-AR, employees in ML-AR, and their Family Members are prohibited from owning any Security in any company rated by ML-AR, whether in Argentina or in Uruguay. This includes any Security, including those which may qualify as Exempt as per Section II.F Exemptions.

In addition to pre-clearance requirements for category A and B Employees, category C employees and their Family Members in ML-AR, including members of the Board of Directors, are required to pre-clear Reportable purchases.

Moody's Local Brazil

For purposes of the policy, all provisions that apply to MIS also apply to all Moody's Local Brazil (ML-BR) employees except for the requirement that all new hires and transfers into Category A or B roles on or after October 1, 2017, will be prohibited from holding any Reportable Securities and having all Restricted Lists assigned to them.

Moody's Local Mexico

For purposes of the policy, all provisions that apply to MIS also apply to all Moody's Local Mexico (ML-MX) employees except for the requirement that all new hires and transfers into Category A or B roles on or after October 1, 2017, will be prohibited from holding any Reportable Securities and having all Restricted Lists assigned to them.

Members of the Board of Directors of Moody's Local Mexico (ML-MX) are required to pre-clear Reportable purchases, regardless of their assigned STP Category.



Policy on Communication of Public Rating Actions

Issued by:	Compliance Department
Applicable to:	All MCO Employees
Scope:	Global
Effective Date:	December 14, 2020

POLICY

This policy is intended to safeguard Ratings-related confidential information intended for public release prior to it being published on www.ratings.moodys.com and to help ensure consistent and complete communication of such information. [1]

Employees can communicate a public Rating or a public Credit Rating Action, or distribute a public Rating Announcement, to individuals outside of MCO only after it has been published on www.ratings.moodys.com, and the Employee has confirmed that the information is available on the website. This is necessary to ensure that no one outside of MCO learns of such information before it has been made available to the public via publication on www.ratings.moodys.com.

How To Communicate Public Ratings, or Public Credit Rating Actions And Distribute Public Rating Announcements

The requirements described below are not triggered by: 1) the sharing or distribution of research published by Moody's Investors Service ("MIS"), or 2) the sharing or distribution of Sales and Marketing information by the Commercial Group, so long as that information includes any disclaimers or other disclosures required by Legal.

A. For Communications With External Parties That Are Not Rated Entities and/or Agents

For the reasons cited above:

1. When communicating via email with external parties that are not a Rated Entity or Agent, Employees must include in the email either a link to the public Rating Announcement or to the Rated Entity landing page on www.ratings.moodys.com.

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[1] On occasion, technical problems with www.ratings.moodys.com may lead to a situation where information regarding a public rating action is disseminated to the news wires before such information has been posted on www.moodys.com. In such circumstances, Employees must continue to wait for the information to be published on www.ratings.moodys.com before communicating the information to parties outside of MCO, and should contact the Press Desk for further guidance.

Employees may not attach or distribute a PDF or other hard copy of a Rating Announcement downloaded from www.ratings.moodys.com unless you are granted an exception as described in B. below.

2. When communicating verbally, only convey information publicly posted on www.ratings.moodys.com.

Employees who cannot comply with the above stated requirements or otherwise seek to deviate from the established requirement must first obtain approval via the exception process described below.

B. Exception Process for Communicating Public Ratings, or Public Credit Rating Actions and the Distribution of Public Rating Announcements

If you are unable to provide a link to www.ratings.moodys.com and must attach a PDF or other hard copy downloaded from www.moodys.com, as described above, then you must first obtain express written approval from a senior manager at the AMD level or above and then the Compliance department before proceeding to communicate via email a public Rating, public Credit Rating Action or public Rating Announcement. All requests for exceptions should state clearly the reason for the need for an exception.

C. Rated Entities and/or Agents

Nothing in this Policy prohibits or restricts Analysts from communicating to the Rated Entity or its Agent a Rating Action prior to its public issuance. (See Section 3.8 of the MIS Code of Professional Conduct.) This policy also should not be interpreted as restricting the ability of Employees to reference Ratings in Moody's published research.[2]

D. Appropriate Dialog

Furthermore, nothing in this policy is intended to prevent Employees from discussing or otherwise communicating to external parties public information regarding MIS's analysis in accordance with MIS's standards for appropriate dialog.

DEFINED TERMS

Agent
An agent is any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Anticipated Ratings Process
Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

Commercial Group
The Commercial Group is the MIS department that is responsible for business strategy and planning, new business origination, and business relationships with Issuers and Rated Entities.

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[2] It may also be appropriate in some cases to provide such information prior to its public issuance to regulatory or other government authorities. In such circumstances, Employees should consult with the Compliance and Legal Departments for further guidance.

Credit Rating Action

A Credit Rating Action is any one of the items below:

i. the assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

ii. the removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

iii. a change in a Credit Rating (i.e., upgrade or downgrade);

iv. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

v. the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

vi. an Affirmation of a Credit Rating; and

vii. a Withdrawal of a Credit Rating.

Credit Rating Announcement

A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Rating, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS may also publish a Credit Rating Action related to public Credit Ratings on www.ratings.moodys.com that is not accompanied by a Credit Rating Announcement.

Employee

An Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

MCO

MCO refers to Moody's Corporation and its majority-owned affiliates.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Rated Entity (ies)

A Rated Entity means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.

Rating

A Rating is any rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services.

Rating Announcement

Rating Announcements are those written communications that publicly announce a Rating, including but not limited to Credit Rating Announcements.

Sales and Marketing

"Sales and Marketing" consist of meetings, discussions, email or other communications (whether internal or external) regarding client-specific pricing, contracts, invoices, fees or sales data for any product(s) or service(s) offered by MCO. The following are not "Sales and Marketing": 1) Writing or otherwise generating research for publication by MCO; 2) Sharing or discussing MIS rating methodologies, ratings, opinions or research, general discussion about market developments and trends, MA research, or related products or services with issuers, subscribers, investors, intermediaries or other market participants, whether such communications occur via: a.) Meetings, telephone calls, video conferences, discussions, roundtables, email or other communications b.) Presentations at or participation in

market events, including events sponsored partly or fully by MIS and/or MA and events sponsored by other parties c.) Other activities arranged or facilitated by representatives of MIS and/or MA or conducted jointly by Credit Rating Personnel and other representatives of MIS and/or MA; 3) Identifying opportunities and developing products and services to enhance the transparency, analytical rigor or independence of MIS rating methodologies, research or opinions; 4)Other activities whose purpose is to enhance the transparency, analytical rigor or independence of MIS rating methodologies, research or opinions.

Subsequent Ratings Process

Subsequent Ratings Process is the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

»   Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

»   Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

»   Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs, or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.



Independence of ratings and disclosure of affiliations of Moody's directors and shareholders with rated entities – Policy

Issued by: Moody's Legal Department
Applicable to: MCO Board Members
Scope: Global
Effective Date: March 6, 2024

SUMMARY AND PURPOSE

It is the policy of Moody's Investors Service, Inc. ("MIS") and its parent corporation, Moody's Corporation ("MCO"), that MIS's rating opinions and research should reflect a completely independent assessment of relative credit risk produced by MIS's professional analytical staff.

In order to avoid the appearance of inappropriate influence over or involvement with the credit rating process, it is MCO's long-standing policy that MIS personnel shall not disclose or discuss potential or pending rating actions, the content of proposed credit rating methodologies, or the potential effect of any proposed credit rating methodology on particular Moody's ratings with external parties, including non-employee shareholders and non-employee members of MCO's board of directors, unless and until that information has been publicly disclosed.

Exceptions to this policy with respect to disclosures of such information to MCO's board of directors (or a committee thereof) may only be made if MCO's Chief Executive Officer determines in the particular case that an exception is necessary in furtherance of the oversight responsibilities of the board (or committee) and the disclosure and rationale therefor is documented with the MCO Chief Compliance Officer. In the event that non-employee members of MCO's board of directors do receive non-public information about potential or pending rating actions, the content of proposed methodologies or the potential effect of a methodology on a particular rating, the MCO Chief Compliance Officer, in consultation with MCO's General Counsel, will consider whether to implement measures designed to prevent misuse of the information to the extent appropriate under the circumstances, and will document such consideration and any such measures, including the rationale therefor. In light of this, the Company includes in its criteria for the selection and nomination of director candidates the absence of potential conflicts with the Company's business and interests (including potential conflicts or the appearance of conflicts that may arise as a result of the unique nature of MIS and its role in the public securities markets).

In order to allow interested parties information regarding known affiliations of MCO directors with rated entities, and rated entities that also have publicly reported to the SEC an ownership interest in MCO of more than 5%, such affiliations and interests shall be publicly disclosed on MIS's website (moodys.com) and updated on an annual basis.

An appropriate reference to this policy shall be included with ratings and research published by MIS.

AFFILIATIONS OF MOODY'S DIRECTORS AND SHAREHOLDERS WITH RATED ENTITIES

As of February 15, 2024, members of the MCO board of directors serve as officers, directors and/or faculty members of the following rated entities:

Jorge A. Bermudez
Smart Grid Center Board of Texas A&M
University (Texas A&M is rated)
AB Mutual Funds (related to AllianceBernstein L.P.)

Thérèse Esperdy
Imperial Brands plc (director)

Robert Fauber
University of Virginia (College Foundation Trustee)

Vincent A. Forlenza
Lehigh University (member of the Board of Trustees)

Kathryn Hill
NetApp, Inc. (director)
Celanese Corporation (director)

Lloyd Howell, Jr.
University of Pennsylvania (trustee) and University of Pennsylvania School of Engineering and Applied Science (member of Board of Overseers)
KL Discovery (director)

Jose Minaya
Nuveen, a TIAA Company (CEO)
TIAA (executive committee member)
Dartmouth College (advisory counsel member, Amos Tuck School of Business)
Smithsonian Institute (Board of Regents)

Leslie Seidman
Janus Henderson Group plc (director)

Zig Serafin

--

Bruce Van Saun

Citizens Financial Group (Chairman and CEO)

The following entities (directly or through subsidiaries or sponsored entities) hold credit ratings from MIS and also publicly have reported to the SEC an ownership interested in MCO of more than 5% as of February 15, 2024.

» Berkshire Hathaway Inc. – approximately 13.52%
» BlackRock Inc. – approximately 7.11% (held through various entities).

This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors.

Additional terms for India only: Moody's credit ratings, Assessments, other opinions and Materials are not intended to be and shall not be relied upon or used by any users located in India in relation to securities listed or proposed to be listed on Indian stock exchanges.

Additional terms with respect to Second Party Opinions (as defined in Moody's Investors Service Rating Symbols and Definitions): Please note that a Second Party Opinion ("SPO") is not a "credit rating". The issuance of SPOs is not a regulated activity in many jurisdictions, including Singapore. JAPAN: In Japan, development and provision of SPOs fall under the category of "Ancillary Businesses", not "Credit Rating Business", and are not subject to the regulations applicable to "Credit Rating Business" under the Financial Instruments and Exchange Act of Japan and its relevant regulation. PRC: Any SPO: (1) does not constitute a PRC Green Bond Assessment as defined under any relevant PRC laws or regulations; (2) cannot be included in any registration statement, offering circular, prospectus or any other documents submitted to the PRC regulatory authorities or otherwise used to satisfy any PRC regulatory disclosure requirement; and (3) cannot be used within the PRC for any regulatory purpose or for any other purpose which is not permitted under relevant PRC laws or regulations. For the purposes of this disclaimer, "PRC" refers to the mainland of the People's Republic of China, excluding Hong Kong, Macau and Taiwan.

Moody's
INVESTORS SERVICE

Policy for Rated Entity Notification

Issued by:	MIS Compliance Department
Applicable to:	All MIS Employees and relevant Moody's Shared Services Employees supporting the ratings process
Scope:	public Credit Rating Actions accompanied by a Credit Rating Announcement and published on Ratings.Moodys.com
Effective Date:	January 1, 2021

POLICY

This Policy applies to all Credit Rating Actions accompanied by a public Credit Rating Announcement and published on www.ratings.moodys.com.[1][2]

Prior to dissemination of a public Credit Rating Announcement , the Lead Analyst, or his/her designee, must notify the Rated Entity or its Agent of the public Credit Rating Announcement and principal grounds on which the public Credit Rating Action is based. When doing so, the Lead Analyst, or his/her designee, must communicate only with those persons who he/she is aware are the appropriate contacts within the Rated Entity or its Agent for the purposes of receiving such communications.

After being notified, the Rated Entity or its Agent shall have the opportunity to review the draft communication of the public Credit Rating Announcement and draw attention to any factual errors or confidential information that should not be included.

Notification Delivery
For MIS global except MISMEL:
» The notification to the Rated Entity or its Agent is deemed to be delivered during Working Hours.

For MISMEL only:
» The notification to the Rated Entity or its Agent can be delivered at any time.

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[1] For the sake of clarity, this policy and the procedure that implements it shall not apply to unpublished, private or internal Credit Ratings.

[2] All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related rating Outlook or rating Review.

Notification Period

»   A specific minimum Notification Period must elapse before publication of the public Credit Rating Announcement, subject to the specific qualification below.

»   If a response is received stating changes are required, MIS will evaluate the Rated Entity's or the Agent's response and take reasonable efforts to clarify or to correct any factual errors, and to remove any information identified by the Rated Entity or its Agent as confidential. In certain circumstances, MIS may refrain from informing the Rated Entity or their Agents prior to publication of the Credit Rating Announcement.[3]

For MIS except MIS SA and MISMEL:

»   MIS may decide at its own discretion to publish the Credit Rating Announcement after the receipt of the Relevant Notification Response before the relevant Notification Period has elapsed.

Bulk Actions / Leakage

For certain Bulk Actions or Leakage, MIS may refrain from informing the Affected Rated Entities or their Agents before publication of the public Credit Rating Action.

DEFINED TERMS

Affected Rated Entities

Affected Rated Entities are Rated Entities whose Credit Ratings and, if applicable the related rating Outlook or rating Review are co-dependent upon the Credit Rating of a Primary Rated Entity, such that a change in the Credit Rating of a Primary Rated Entity automatically results in a corresponding change to the Credit Rating of the Affected Rated entity without any specific credit consideration of the Affected Rated Entity.

Agent

Any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Anticipated Ratings Process

Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

Bulk Actions

Bulk Actions are Credit Rating Actions that affect a significant number of Rated Entities or transactions simultaneously.

Clock Hours

Any time period during a calendar day and it may be located outside of Working Hours.

Credit Rating

A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an Issuer of such a debt or financial

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[3]   See Procedure for Rated Entity Notification for exceptions.

obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Action

A Credit Rating Action is any one of the items below:

i. the assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

ii. the removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

iii. a change in a Credit Rating (i.e., upgrade or downgrade);

iv. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

v. the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

vi. an Affirmation of a Credit Rating; and

vii. a Withdrawal of a Credit Rating.

Credit Rating Announcement

Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS or Moody's Local may also publish a Credit Rating Action related to public Credit Ratings on www.ratings.moodys.com that is not accompanied by Credit Rating Announcement.

Electronic Platform

An Electronic Platform is the private web based electronic platform designated by MIS for certain communications to appropriate recipients relating to MIS provision of private and/or unpublished products and services such as Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings.

Full Working Day

A Full Working Day is any time period that comprises at least 24 hours and includes eight Working Hours. Such time period must extend over at least one Working Day and may be interrupted by a weekend or any bank or other public holiday. For example, the period between 3:00 pm on any Friday and 3:00 pm on the following Monday, provided that there is no bank, or other public holiday on that Friday or following Monday, may be considered a Full Working Day.

Lead Rating Analyst, Lead Analyst or Lead

A Lead Rating Analyst, Lead Analyst, or Lead is the MIS Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating and, if applicable, the related rating Outlook or rating Review.

Leakage

A Leakage refers to instances where information about a pending Eligible Credit Rating Action has appeared in the public domain before it has been published by MIS.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

MIS EU

MIS EU refers to those MIS entities registered in the European Union pursuant to the EU regulation for credit rating agencies and its branches.

MISMEL
MISMEL refers to Moody's Investor Services Middle East Limited.

Moody's Shared Services Employee
The term "Moody's Shared Services Employee" means any full-time or part-time employee of Moody's Shared Services, Inc. or any other wholly-owned subsidiary of MCO that provides services to MCO, MIS, ML and MA, including but not limited to Employees in the following functions: Legal, Compliance, Government and Public Affairs, Finance, Information Technology, and Human Resources.

Moody's Investors Service, Inc. (MIS)
MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS SA
MIS SA refers to the MIS entity registered in South Africa pursuant to the Credit Rating Services Act and Credit Rating Services Rules.

MIS UK

MIS UK refers to those MIS entities registered in the United Kingdom pursuant to the UK regulation for credit rating agencies and its branches.

Notification Period
The Notification Period is the established amount of time afforded to an external reviewer of a draft Credit Rating Announcement for said review. The Notification Period will vary depending upon the location of the Lead Analyst. For MIS EU, MIS UK and MIS SA the Notification Period is a minimum of a Full Working Day; for MISMEL the Notification Period is a minimum of 12 Clock Hours; for the rest of MIS the Notification Period is a minimum of 2 Working Hours.

Outlook
An Outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. For further information, please consult the applicable Rating Symbols and Definitions document.

Rated Entity (ies)
A Rated Entity means any entity rated by Moody's credit rating agency or any entity that issues securities rated by Moody's credit rating agency.

Relevant Notification Response
The written confirmation from the Rated Entity or its Agent that is received by the Lead Analyst or his/her designee that states, "I confirm that we have reviewed the draft press release and that, to the best of our knowledge, it does not contain any factual errors or inadvertent disclosures of confidential information."

Review
A Review is an indication that a rating is under consideration for a change in the near term. For further information, please consult the applicable Rating Symbols and Definitions document.

Subsequent Ratings Process
Subsequent Ratings Process is the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program,

series category/class of debt or primary Rated Entity. This includes:

» Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

» Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

» Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.

Unpublished Monitored Loan Rating (UMLR)
An Unpublished Monitored Loan Rating (UMLR)is a monitored Credit Rating of a loan or loans (or individual facilities within the same loan or loans) made to the Rated Entity which is distributed via an Electronic Platform.

Unpublished Monitored Private Placement Rating (UMPPR)
An Unpublished Monitored Private Placement Rating is a monitored Credit Rating of a private placement of a Rated Entity which is distributed via an Electronic Platform to the recipients designated by the Rated Entity.

Working Day
Any calendar day that does not fall on either the weekend or a bank, or other public holiday in the country where the Rated Entity is domiciled or, if different, where the recipient of the communication of the Eligible Credit Rating Action is located.

Working Hours
The time period between the start and the end of a Working Day, but at least any hours between 9:00 am and 5:00 pm in the time zone where the Rated Entity is domiciled or, if different, where the recipient of the communication of the Eligible Credit Rating Action is located.

MOODY'S
INVESTORS SERVICE

Policy for Sovereign Ratings

Issued by:	MIS Compliance Department
Applicable to:	All MIS Employees, and relevant Moody's Shared Services Employees supporting the MIS ratings process
Scope:	Global
Effective Date:	May 19, 2022

PURPOSE

This policy is intended to describe the European Union ("EU") and United Kingdom ("UK") requirements that are mandated for certain Sovereign and Sub-Sovereign credits with a Lead Analyst based in the EU or the UK. Additionally, this policy incorporates those requirements that have been adopted by the Sovereign Group for global application.

POLICY

1.   Applicability

This policy applies to all Sovereign Credit Ratings and Sub-Sovereign Credit Ratings that fall under the definition of an EU Sovereign Credit Rating or UK Sovereign Credit Rating, including, if applicable, any related rating Outlook or rating Review[1], except as noted. This policy does not apply to the Credit Ratings issued for municipal and municipal-related entities within the United States or to Sub-Sovereign Credit Ratings that are not captured by the definition of an EU Sovereign Credit Rating or UK Sovereign Credit Rating[2].

2.   Review of Ratings

All Sovereign Credit Ratings and multilateral development bank Credit Ratings that appear on the Sovereign Release Calendar must be reviewed at least every six (6) months. Other multilateral development bank Credit Ratings will be reviewed at least annually. Those Sub-Sovereign entities that appear on the Sovereign Release Calendar must be reviewed at least every six (6) months. All other Sub-Sovereign Credit Ratings, except those that are endorsed for use in the EU and the UK, will be reviewed, at a minimum, on an annual basis. Other than this requirement regarding the frequency of certain Credit Rating reviews, all other terms of the *Policy on Periodic Review of Credit Ratings* and *Procedure on the Conduct of Portfolio Reviews* shall apply to Credit Rating reviews on the six-month cycle.

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[1]   All references to a Sovereign Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related rating Outlook or rating Review.

[2]

The EU and UK definitions of "Sovereign" credit ratings are more expansive than traditional Moody's use of the term and can include entities that have been traditionally viewed and categorized as a sub-sovereign entity by Moody's internally, including certain special purpose vehicles. For the purposes of this document, the term "sovereign" will follow the more expansive EU and UK definitions.

3. Required Advance Notice of EU and UK Ratings and Reviews/Outlooks

MIS shall send to the European Securities and Markets Authority (ESMA) and to the Financial Conduct Authority (FCA), as well as publish on www.ratings.moodys.com by the end of December each year, the Sovereign Release Calendar for the forthcoming year that sets out the dates for the publication of solicited and Unsolicited EU Sovereign Credit Ratings and/or UK Sovereign Credit Ratings. Any updates made to the Sovereign Release Calendar throughout the year, must also be provided to ESMA and to the FCA and published on www.ratings.moodys.com. The publication dates for both solicited and Unsolicited Credit Ratings must be on a Friday.

Deviations from the Sovereign Release Calendar are permitted in situations where maintaining the Credit Rating at the existing level may give a false or misleading impression regarding MIS' current opinion of the creditworthiness of the relevant entity or the debt. Additionally, EU Sovereign Credit Ratings assigned in the Anticipated Ratings Process or the Subsequent Ratings Process may be issued on non-calendar days when such deviations from the Sovereign Release Calendar will help to ensure the orderly functioning of the debt markets.

4. Single Country Credit Rating Announcements For EU Member States and the UK

Where the Lead Analyst is located within the EU or the UK, when announcing a Credit Rating Action for an EU or the UK Member State, MIS will not combine, in the same Credit Rating Announcement, an analysis concerning more than one EU or the UK Member State. However, MIS is permitted to issue an umbrella press release indicating that two or more Credit Rating Announcements for EU Member States or EU Member States and the UK have been published.

5. Prohibition on EU/UK Policy Prescriptions/Recommendations

In addition to the terms of the Policy Banning Recommendations Associated with Credit Ratings, additional requirements regarding the analysis of a particular sovereign's policies shall apply to EU Sovereign Credit Ratings and UK Sovereign Credit Ratings. While policy analysis may serve as an element underlying a Credit Rating determination, the following shall not be included in the Credit Rating Announcement: 1) policy recommendations, or 2) policy prescriptions, or 3) policy guidelines for the Rated Entity to follow. MIS will also apply this prohibition to credit research materials related to EU Sovereign Credit Ratings and UK Sovereign Credit Ratings.

6. EU/UK Limitations Related to the Communication of Rating Actions or Potential Rating Actions

All Credit Rating Actions for those issuers, and their instruments, listed on the Sovereign Release Calendar, except for EU Sovereign Credit Ratings assigned in the Anticipated Ratings Process or the Subsequent Ratings Process, are to be published after the close of business hours of EU regulated markets and at least one hour before they open. To meet this requirement, MIS will release all Credit Rating Actions on EU Sovereign Credit Ratings after the close of markets at 21:30 (9:30 PM) London time or prior to the opening of markets at 06:00 (6:00 AM) London time. In accordance with current policies and procedures, the announcement of changes or the intent to review for changes to EU Sovereign Credit Ratings, shall be communicated via a Credit Rating Announcement.

7. Credit Research and Confidential Information

MIS may continue to publish credit research on sovereigns and their debt. However, credit research should not be used to announce any changes to or the intent to review for changes to an EU Sovereign Credit Rating or

UK Sovereign Credit Rating. Additionally, whenever Issuer Confidential Information regarding a sovereign has been provided to MIS, this information should be treated in accordance with MIS's existing policies and procedures relating to the treatment of Issuer Confidential Information. Employees producing credit research, in accordance with current policies and procedures, will endeavor to: 1) preserve the confidentiality of such information provided by an Issuer or Agent, 2) refrain from publicly disclosing said confidential information, unless the issuer has granted permission to disclose the information, and 3) refrain from selectively disclosing Issuer Confidential Information and Non-Public information about a future Sovereign Credit Rating action. For more information see the MIS Code of Professional Conduct and the Policy for Material Non-Public Information .

8.   Required Information Associated with a Sovereign Rating

Whenever a Credit Rating Announcement is published regarding a Sovereign Credit Rating, MIS will explain, in a clear and easily comprehensible manner, the assumptions, parameters, limitations uncertainties and any other elements that were taken into account when deciding the Rating or Review and/or Outlook determination. Generally, Credit Rating Announcements serve as the method for disseminating this required information. For EU Sovereign Credit Ratings assigned in the Anticipated Ratings Process or the Subsequent Ratings Process, the original Credit Rating Announcement for the underlying Credit Rating will serve as the method for disseminating this required information. Additionally, when the rating determination involves either 1) a change from the current Rating, Review and/or Outlook status, or 2) an affirmation of a Rating, or 3) a confirmation of a Rating, or 4) the assignment of an initial Rating, the accompanying publicly disseminated information shall include a detailed evaluation of the quantitative and qualitative factors, and their relative weighting, that were taken into account when making the rating change determination. In that same public dissemination, MIS must also provide summary meeting minutes for the rating committee and any required standardized economic statistical information applicable to that Sovereign Credit Rating.

DEFINED TERMS

Agent
Any party working on behalf of a Rated Entity or working on behalf of an Agent of the Rated Entity.

Anticipated Ratings Process
Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

Credit Rating

A Credit Rating is an opinion from a MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Action
A Credit Rating Action is any one of the items below:

i.   the assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

ii. the removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

iii. a change in a Credit Rating (i.e., upgrade or downgrade);

iv. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

v. the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

vi. an Affirmation of a Credit Rating; and

vii. a Withdrawal of a Credit Rating.

Credit Rating Announcement

A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS or Moody's Local may also publish a Credit Rating Action on related to public Credit Ratings www.ratings.moodys.com that is not accompanied by a Credit Rating Announcement.

ESMA

The European Securities and Markets Authority, is the regulator for the European Union

EU Member State

Any country that is 1) a member of the European Union, or 2) an applicant country to the European Union, or 3) a candidate country for European Union membership, or 4) a country recognized by the European Union for membership that has not yet begun the process of applying for membership.

EU Sovereign Credit Rating

An EU Sovereign Credit Rating is:

» where the Lead Analyst is located within the European Union or a branch of a Moody's European Union based entity;
and

» the rating is of a State or regional or local authority of a State, i.e. regional or local government, or

» the ratings is of a debt or financial obligation, debt security or other financial instrument of a State or a regional or local authority of a state, i.e. regional or local government; or of a special purpose vehicle (SPV) for states, regional or local authority of a State, or

» the rating is of an international financial institution established by two or more states which has the purpose of mobilizing funding and providing financial assistance to the benefit of its members that are experiencing or threatened by severe financing problems.

For the purposes of this definition, SPV's include only those entities that were established directly by government(s) and do not undertake any real activity beyond acting as a financing conduit. As such, this would NOT include any of the financial institutions created to hold or divest the non-performing assets of banks (commonly referred to as "bad banks"), as these entities have substantial financial operations requiring decision-making by their management. Additionally, a sovereign SPV would NOT include any entity established as part of a Public Private Partnership project, as these SPVs were not established by government(s) and therefore are not considered an SPV for states, regional or local authorities.

Decisions as to whether or not an entity should be included as a SPV rest with a committee formed of MDs from the Sovereign and Sub-Sovereign Rating Groups.

FCA

The Financial Conduct Authority is the regulator for the United Kingdom.

Issuer Confidential Information

Issuer Confidential Information is any information received by MIS from an Issuer, its affiliates or its Agents in connection with the rating process or in connection with providing Ancillary Services or Other Permissible Services in respect of which MIS has received written notice specifically indicating the proprietary and confidential nature of the information. However, the term "Issuer Confidential Information" shall not include:

a. information that is publicly known;

b. information available to MIS on a non-confidential basis prior to disclosure by the Issuer or its agents;

c. information that becomes available to MIS on a non-confidential basis from a third party not reasonably known by MIS to be bound by a confidentiality agreement with the Issuer or otherwise prohibited from making available such information;

d. information developed independently by MIS;

e. information that has been aggregated or transformed in such a way that it is no longer identified as relating to any individual Issuer; or

f. information that is approved for public disclosure in writing by the Issuer, its affiliates or its agents.

Lead Rating Analyst, Lead Analyst or Lead

A Lead Rating Analyst, Lead Analyst, or Lead is the MIS Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating and, if applicable, the related rating Outlook or rating Review.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Outlook

An Outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. For further information, please consult applicable Rating Symbols and Definition document.

Rated Entity(ies)

A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities rated by a Moody's credit rating agency.

MIS Rating Group

Rating Group refers to one of MIS's global analytical rating teams within Ratings and Research, for example, Global Financial Institutions (FIG).

Review

A Review is an indication that a rating is under consideration for a change in the near term. For further information see the applicable Ratings Symbols and Definitions document.

Sovereign Credit Rating

Generally, a Credit Rating on the highest level of political organization within a particular country or a transnational organization, except as defined by the European Union (EU Sovereign Credit Rating)) and the United Kingdom (UK Sovereign Credit Rating), which has a more expansive official definition of a sovereign.

Sovereign Release Calendar

The published calendar document that, generally, announces three dates for the potential release of both solicited and unsolicited credit rating actions, in accordance with respective EU and UK regulations. It includes EU Sovereign Credit Ratings (and UK Sovereign Credit Ratings certain Sovereign and Sub-Sovereign issuers that are covered by a Lead Analyst based in the EU or UK, as required by regulation) and, in order to provide greater market clarity, the calendar also includes the ratings of individual EU national issuers, or the UK itself, that are covered by a Lead Analyst based outside of either the EU or the UK. This calendar may be updated as needed during the year. This calendar does not incorporate dates where Moody's will release newly issued EU Sovereign Credit Ratings assigned in the Subsequent Ratings Process or from which a provisional notation will be removed in the Anticipated Ratings Process State

A state is generally, a nation or territory considered as an organized political community under one government.

Subsequent Ratings Process

Subsequent Ratings Process is the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

> » Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

> » Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

> » Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.

Sub-Sovereign Credit Rating

Generally, a credit rating of a sub-national political entity, including regional political sub-divisions or a regional authority created by two or more sub-national political entities.

Unsolicited Credit Rating

Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents.

UK Sovereign Credit Rating

A UK Sovereign Credit Rating is:

» where the Lead Analyst is located within the UK or a branch of a Moody's UK based entity;

and

» the rating is of a State or regional or local authority of a State, i.e. regional or local government, or

» the ratings is of a debt or financial obligation, debt security or other financial instrument of a State or a regional or local authority of a state, i.e. regional or local government; or of a special purpose vehicle (SPV) for states,

regional or local authority of a State, or

» the rating is of an international financial institution established by two or more states which has the purpose of mobilizing funding and providing financial assistance to the benefit of its members that are experiencing or threatened by severe financing problems.

For the purposes of this procedure, SPVs include only those entities that were established directly by government(s) and do not undertake any real activity beyond acting as a financing conduit. As such, this would NOT include any of the financial institutions created to hold or divest the non-performing assets of banks (commonly referred to as "bad banks"), as these entities have substantial financial operations requiring decision-making by their management. Additionally, a sovereign SPV would NOT include any entity established as part of a Private Public Partnership project as these SPVs were not established by government(s) and therefore are not considered an SPV for states, regional or local authorities.

Decisions as to whether or not an entity should be included as a SPV rest with a committee formed of MDs from the Sovereign and Sub-Sovereign lines of business.